                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 5)*


                        American Filtrona Corporation
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)


                                 Common Stock
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)


                                  026042101
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)


Bennett L. Knight, Esq., 999 Peachtree Street, Atlanta, GA 30309 (404) 853-8000
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                              February 19, 1997
--------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (continued on following pages)


                             (Page 1 of 11 Pages)

CUSIP No.  026042101            SCHEDULE 13D   Page     2    of    11     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Bennett L. Kight
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
           00, SC, BK
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
           Not Applicable
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
           United States of America
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     See response to Item 5 of attached Schedule 13D
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               See response to Item 5 of attached Schedule 13D
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          996,164 shares
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]
          Not Applicable
          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          26.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  02604201             SCHEDULE 13D   Page     3    of     11    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Frances B. Bunzi
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
           00, SC, BK
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
           Not Applicable
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
           United States of America
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                     -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                      See response to Item 5 on attached Schedule 13D
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                    -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                See response to Item 5 on attached Schedule 13D
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
            996,164 shares
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]
           Not Applicable
          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
           26.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
           IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  026042101            SCHEDULE 13D   Page     4    of    11     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
           WBT Holdings LLC
           58-2275883
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
           00, SC, BK
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
           Not Applicable
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
           Georgia
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                     -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                      -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                    -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                -0-
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
           0
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]
           Not Applicable
          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
           0%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
           00
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 5 to Schedule 13D relates to the Schedule 13D filed on February 22, 1989 on behalf of Mrs. Frances B. Bunzl and Mr. Bennett L. Kight, as co-executors of the Estate of Walter H. Bunzl (the "Bunzl Estate"). This Amendment No. 5 to Schedule 13D is now filed on behalf of Mrs. Bunzl and Mr. Kight in their capacities as general trustees or members of trust committees of various trusts and as directors of a private charitable foundation, as well as on behalf of WBT Holdings, LLC ("WBT Holdings"), with regard to beneficial ownership of shares of common stock of American Filtrona Corporation ("AFC"). Mr. Kight is a director of AFC.

ITEM 1.  SECURITY AND ISSUER.

         The information set forth in Amendment No.3 to Schedule 13D in response to this item has not changed as of the date of this Amendment.

ITEM 2.  IDENTITY AND BACKGROUND.

         The information set forth in Amendment No. 4 to Schedule 13D in response to this item has not changed as of the date of this Amendment.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         At the time of his death in July 1988, Walter H. Bunzl had sole voting and dispositive power with respect to 429,298 shares of the common stock of AFC (the "Marital Trust Shares"), which are now part of the property of the Trust established under the Will of Walter H. Bunzl for the benefit of Frances B. Bunzl (the "Marital Trust"). Mrs. Bunzl and Mr. Kight acquired beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934) of the Marital Trust Shares as co-executors of the Estate of Walter H. Bunzl (the "Bunzl Estate"), and not individually, on July 26, 1988, the date on which they were qualified under Georgia law as co-executors of the Bunzl Estate, and no consideration was paid by either of them. On September 12, 1995 the Bunzl Estate distributed the 429,298 shares of the common stock of AFC held by it to the Marital Trust pursuant to the terms of Mr. Bunzl's will. Mrs. Bunzl and Mr. Kight continue to have beneficial ownership (within the meaning of Rule 13d-3) of the Marital Trust Shares as the members of the trust committee of the Marital Trust.

         Mrs. Bunzl and Mr. Kight have served as directors of the Walter H. and Frances B. Bunzl Foundation (the "Foundation"), a private foundation exempt from federal income tax, since its organization in 1981. During his lifetime, Walter Bunzl typically made an annual gift of AFC common stock to the Foundation, the last of such gifts being made in 1987. The Foundation is the record holder of 36,800 shares of the common stock of AFC (the "Foundation Shares").

         On October 19, 1989, Rudolph H. Bunzl, the former Chairman of the Board of AFC, established two irrevocable trusts for the benefit of his wife and others (the "R. H. Bunzl Trusts") and transferred by gift 64,000 shares and 16,000 shares of AFC common stock, respectively, to such trusts. Mr. Kight acquired beneficial ownership (within the meaning of Rule 13d-3) of these 80,000 shares on that date as a member of each of the trust committees for the R. H. Bunzl Trusts, and not individually, and no consideration was paid by Mr. Kight.

         On November 1, 1989, Mrs. Bunzl succeeded Rudolph H. Bunzl as a general trustee under two trusts established for the benefit of Walter H. Bunzl's children (the "Walter Bunzl Family Trusts"), which hold an aggregate of 505,892 shares of AFC common stock. Mrs. Bunzl acquired beneficial ownership (within the meaning of Rule 13d-3) of these 505,892 shares on that date in her capacity as a general trustee of each of the Walter Bunzl Family Trusts, and not individually, and no consideration was paid by Mrs. Bunzl.

         On August 20, 1990, Mr. Kight succeeded Herbert R. Elsas as a general trustee or trust committee member under (i) the Walter Bunzl Family Trusts, (ii) two trusts established for the benefit of Rudolph H. Bunzl's children (the "Rudolph Bunzl Family Trusts"), which hold an aggregate of 513,540 shares of AFC common stock, and (iii) two trusts for the benefit of Walter H. Bunzl's children established under the wills of Robert M. Bunzl and Nellie M. Bunzl (the "Testamentary Trusts"), which hold an aggregate of 24,174 shares of AFC common stock. Mr. Kight acquired beneficial ownership (within the meaning of Rule 13d-3) of these shares on that date in his capacity as a general trustee or trust committee member for the Walter Bunzl Family Trusts, the Rudolph Bunzl Family Trusts and the Testamentary Trusts, and not individually, and no consideration was paid by Mr. Kight.

         On September 25, 1992, Mrs. Bunzl succeeded Rudolph H. Bunzl as a trust committee member under the Testamentary Trusts. Mrs. Bunzl acquired beneficial ownership (within the meaning of Rule 13d-3) of the shares on that date in her capacity as a member of the trust committee of each of the Testamentary Trusts, and no consideration was paid by Mrs. Bunzl.

         On November 25, 1996, Mr. Kight resigned as trustee or member of the trust committee for the R. H. Bunzl Trusts and the Rudolph Bunzl Family Trusts, which hold an aggregate of 593,540 shares of AFC common stock, and thus Mr. Kight no longer has beneficial ownership (within the meaning of Rule 13d-3) of such shares. Mr. Kight's resignation was effected by execution and delivery by Mr. Kight of an instrument of resignation addressed to the administrative trustees of such trusts.

         See Item 4 for a description of the financing that will be used as consideration for the proposed merger.

ITEM 4.  PURPOSE OF TRANSACTION

         As fiduciary owners of AFC stock in various capacities (general trustees of each of the Walter Bunzl Family Trusts, trust committee members of the Marital Trust and the Testamentary Trusts (all such trusts collectively, the "Walter Bunzl Trusts"), and directors of the Foundation), Mrs. Bunzl and Mr. Kight believe that the value of the investment in AFC of the Walter Bunzl Trusts and Foundation can best be preserved and increased by maintaining ownership of AFC's plastics products business. The Walter Bunzl Trusts and Foundation have organized WBT Holdings, a limited liability company wholly-owned by such entities, to hold (either directly or through one or more wholly-owned subsidiaries) all of the AFC common stock owned by them as fiduciaries. Mrs. Bunzl serves as chairman of WBT Holdings, and Mr. Kight serves as its president.

         The purpose of the creation of WBT Holdings is to further the objective of maintaining the ownership interests of the Walter Bunzl Family in AFC's plastics products business. This purpose is supported by Walter Bunzl's children, Richard C. Bunzl and Suzanne B. Wilner, who are the adult beneficiaries of the Walter Bunzl Trusts, and who own individually 31,778 shares each of AFC stock. In total, these 63,556 shares represent 1.7% of the 3,816,629 outstanding shares of AFC stock as of February 19, 1997.

         On February 19, 1997, WBT Holdings, WB Parent Corp., a wholly-owned subsidiary of WBT Holdings ("Parent") and WB Acquisition Corp., a wholly-owned indirect subsidiary of WBT Holdings ("SubCorp") executed a definitive agreement with AFC pursuant to which, and subject to the conditions set forth therein, SubCorp will merge with and into AFC, and all of the shares of AFC, other than shares held by AFC's subsidiaries, WBT Holdings, Parent or SubCorp, will be converted into the merger consideration of $46.52 in cash per share of AFC common stock. Also, on February 19, 1997, SubCorp executed a definitive agreement with FIL Acquisition Corp., a wholly-owned indirect subsidiary of Bunzl plc (an English public limited company) for the sale of the bonded fibers business of AFC for $72,450,000.00, subject to adjustment. It is contemplated that the sale of the bonded fibers business will occur contemporaneously with the merger of SubCorp and AFC.

         The funds required for the merger consideration, in addition to cash held by AFC, will be provided by the sales price of the bonded fibers business of AFC and financing to be provided by Wachovia Bank of Georgia, N.A. and Wachovia Bank of North Carolina, N.A., pursuant to a commitment dated February 19, 1997.

         The transactions are subject to regulatory approvals and submission to the shareholders of AFC for approval by the vote of more than two-thirds of all outstanding shares, as required by Virginia law. If consummated, the proposed merger of SubCorp and AFC would result in the private ownership of AFC, and AFC common stock would no longer be traded in the public securities markets.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) Mrs. Bunzl and Mr. Kight, as members of the trust committee of the Marital Trust, and not individually, beneficially own within the meaning of Rule 13d-3, the 429,298 Marital Trust Shares which represent 11.2% of the 3,816,629 shares of AFC common stock outstanding as of February 19, 1997. As such, their actions with respect to the Marital Trust Shares are governed by the terms of the trust instrument and the general obligations of fiduciaries. In particular, Mr. Kight and Mrs. Bunzl may consult with each other and act in concert with respect to the voting and disposition of these shares. Mr. Kight expressly disclaims any pecuniary interest in the Marital Trust Shares.

         Mrs. Bunzl and Mr. Kight, as directors, and not individually, also may be deemed to have beneficial ownership (within the meaning of Rule 13d-3) of the 36,800 Foundation Shares. Mrs. Bunzl and Mr. Kight, as directors, and not individually, share voting and dispositive power with respect to the Foundation Shares, along with Mrs. Bunzl's two adult children, who are also directors. These shares represent 1.0% of the outstanding shares of AFC common stock as of February 19, 1997. Mrs. Bunzl and Mr. Kight expressly disclaim any pecuniary interest in the Foundation Shares.

         In their capacities as general trustees of each of the Walter Bunzl Family Trusts, and not individually, Mrs. Bunzl and Mr. Kight may also be deemed to have beneficial ownership (within the meaning of Rule 13d-3) of 505,892 shares of AFC common stock held by the Walter Bunzl Family Trusts. As general trustees, Mrs. Bunzl's and Mr. Kight's actions with respect to these 505,892 shares are governed by the terms of the trust instruments and the general obligations of fiduciaries. In particular, Mrs. Bunzl and Mr. Kight may consult with each other and act in concert with respect to the voting and disposition of these shares. These shares represent 13.3% of the outstanding shares of AFC common stock as of February 19, 1997. Mrs. Bunzl and Mr. Kight expressly disclaim any pecuniary interest in the shares of AFC common stock held by the Walter Bunzl Family Trusts.

         In their capacities as members of the trust committees of each of the Testamentary Trusts, and not individually, Mrs. Bunzl and Mr. Kight may also be deemed to have beneficial ownership (within the meaning of Rule 13d-3) of the 24,174 shares of AFC common stock held in the Testamentary Trusts. As members of the trust committees, Mrs. Bunzl's and Mr. Kight's actions with respect to these 24,174 shares are governed by the terms of the trust instruments and the general obligations of fiduciaries. In particular, Mrs. Bunzl and Mr. Kight may consult with each other and act in concert with respect to the voting and disposition of these shares. These shares represent 0.6% of the outstanding shares of AFC common stock as of February 19, 1997. Mr. Kight expressly disclaims any pecuniary interest in these shares.

         The Marital Trust Shares, the Foundation Shares, the 505,892 shares of AFC common stock held in the Walter Bunzl Family Trusts and the 24,174 shares of AFC common stock held in the Testamentary Trusts total 996,164 shares, representing 26.1% of the 3,816,629 AFC common stock outstanding as of February 19, 1997.

         Upon contribution of the shares of AFC common stock held by the Walter Bunzl Trusts and the Foundation to WBT Holdings, WBT Holdings or one of its subsidiaries will own and hold the sole power to vote and dispose of 996,164 shares, representing 26.1% of the 3,816,629 shares of AFC common stock outstanding as of February 19, 1997.

         (c) Not applicable.

         (d) Any dividends paid on or proceeds from the sale of (i) the Marital Trust Shares will be paid to the Marital Trust, (ii) the Foundation Shares will be paid to the Foundation, (iii) the 505,892 shares held by the Walter Bunzl Family Trusts will be paid to such trusts, and (iv) the 24,174 shares held by the Testamentary Trusts will be paid to such trusts.

         Upon contribution of the shares of AFC common stock held by the Walter Bunzl Trusts and the Foundation to WBT Holdings, WBT Holdings will have the right to receive or the power to direct receipt of dividends from or the proceeds of the sale of its shares of AFC common stock.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The information set forth in Amendment No.4 to Schedule 13D in response to this item has not changed as of the date of this Amendment.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         The following exhibits were filed on February 22, 1989 as part of the original Schedule 13D filed by Mrs. Bunzl and Mr. Kight:

         Exhibit A:        Agreement regarding the joint
                           filing of this Schedule 13D.

         Exhibit B:        Power of attorney authorizing
                           Bennett L. Kight to sign this
                           Schedule 13D and any amendments
                           thereto on behalf of Frances B. Bunzl.

         Exhibit C:        Evidence of the qualification of
                           Frances B. Bunzl and Bennett L. Kight
                           as Co-Executors of the Estate of
                           Walter H. Bunzl

         Exhibit D:        Memorandum of Understanding, dated August
                           26, 1981, by and among certain members of the Bunzl family.

         The following exhibits were filed on December 27, 1996 as part of Amendment No. 4 to this Schedule 13D filed by Mrs. Bunzl, Mr. Kight and WBT
Holdings:

         Exhibit E:        Agreement of WBT Holdings, LLC regarding
                           the joint filing of this Schedule 13D

         Exhibit F:        Letter, dated December 12, 1996, from WBT
                           Holdings, LLC to Gilbert M. Rosenthal,
                           Chairman of the Special Committee of the Board of Directors of American Filtrona
                           Corporation

         The following are filed as exhibits to this Schedule 13D:

         Exhibit G:        Agreement of Merger among WBT Holdings, LLC,
                           WB Parent Corp., WB Acquisition Corp. and
                           American Filtrona Corporation, dated as of February 19, 1997. (The exhibits and schedules to this agreement have been omitted and will be furnished to the Securities and Exchange Commission upon request.)

         Exhibit H:        Mandate and Commitment letter agreement
                           among Wachovia Bank of Georgia, N.A.,
                           Wachovia Bank of North Carolina, N.A. and WB
                           Acquisition Corp., a wholly-owned subsidiary of WBT Holdings, LLC

         Exhibit I: Fibers Sale Agreement between FIL Acquisition Corp. and WB Acquisition Corp. dated as of February 19, 1997. (The exhibits and schedules to this agreement have been omitted and will be furnished to the Securities and Exchange Commission upon request.)

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

         February 28, 1997           Frances B. Bunzl, as trust committee
                                     member and as trustee, and not
                                     individually


                                     /s/ Bennett L. Kight
                                     ---------------------
                                     Bennett L. Kight
                                     Attorney-in-Fact


         February 28, 1997           /s/ Bennett L. Kight
                                     ---------------------
                                     Bennett L. Kight, as trust committee
                                     member and as trustee, and not
                                     individually



         February 28, 1997           /s/ Bennett L. Kight
                                     ---------------------
                                     WBT Holdings, LLC
                                     Bennett L.  Kight,
                                     President

                                                                       EXHIBIT G



================================================================================


                               AGREEMENT OF MERGER

                                      AMONG

                                WBT HOLDINGS LLC,

                                WB PARENT CORP.,

                              WB ACQUISITION CORP.

                                       AND

                          AMERICAN FILTRONA CORPORATION


================================================================================





                                February 19, 1997

ARTICLE 1

THE BUSINESS COMBINATION.....................................................................................................2
         1.1      THE MERGER.................................................................................................2
         1.2      CLOSING....................................................................................................2
         1.3      EFFECTIVE TIME OF THE MERGER...............................................................................2
         1.4      ARTICLES OF INCORPORATION; BYLAWS..........................................................................2
         1.5      DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION........................................................2

ARTICLE 2

CONVERSION AND EXCHANGE OF SHARES; ADDITIONAL ACTION.........................................................................3
         2.1      CONVERSION OF SHARES.......................................................................................3
                  (a)      AFC COMMON STOCK..................................................................................3
                  (b)      SUBCORP STOCK.....................................................................................3
                  (c)      AFC COMMON STOCK HELD BY HOLDINGS.................................................................3
         2.2      MERGER CONSIDERATION.......................................................................................3
         2.3      STOCK TRANSFER BOOKS.......................................................................................3
         2.4      SURRENDER AND EXCHANGE OF CERTIFICATES REPRESENTING AFC COMMON STOCK.......................................3
                  (a)      EXCHANGE AGENT....................................................................................3
                  (b)      SURRENDER OF CERTIFICATES.........................................................................4
                  (c)      LOST CERTIFICATES.................................................................................4
                  (d)      NO INTEREST.......................................................................................4
                  (e)      WITHHOLDING RIGHTS................................................................................5

ARTICLE 3

AFC STOCK OPTIONS............................................................................................................5

ARTICLE 4

REPRESENTATIONS AND WARRANTIES...............................................................................................5
         4.1      REPRESENTATIONS AND WARRANTIES BY AFC......................................................................5
                  (a)      ORGANIZATION AND QUALIFICATION....................................................................5
                  (b)      CAPITALIZATION....................................................................................6
                  (c)      AUTHORITY.........................................................................................6
                  (d)      NON-CONTRAVENTION.................................................................................6
                  (e)      GOVERNMENTAL CONSENTS.............................................................................7
                  (f)      PERIODIC REPORTS..................................................................................7
                  (g)      SUBSIDIARIES......................................................................................8
                  (h)      FINANCIAL STATEMENTS..............................................................................8
                  (i)      ABSENCE OF CERTAIN CHANGES OR EVENTS.............................................................10

                  (j)      GOVERNMENTAL AUTHORIZATION AND COMPLIANCE WITH LAWS..............................................11
                  (k)      CONDUCT OF BUSINESS..............................................................................12
                  (l)      TAX MATTERS......................................................................................12
                  (m)      PROPERTY.........................................................................................12
                  (n)      MATERIAL CONTRACTS...............................................................................14
                  (o)      LEGAL PROCEEDINGS................................................................................16
                  (p)      LABOR RELATIONS..................................................................................16
                  (q)      INSIDER INTERESTS................................................................................17
                  (r)      INTELLECTUAL PROPERTY............................................................................17
                  (s)      INSURANCE........................................................................................18
                  (t)      PROXY STATEMENT..................................................................................19
                  (u)      EMPLOYEE AND FRINGE BENEFIT PLANS................................................................19
                  (v)      MAJOR CUSTOMERS.  ...............................................................................22
                  (w)      SECTIONS 13.1-725 THROUGH 13.1-727.1.............................................................23
                  (x)      ENVIRONMENTAL....................................................................................23
                  (y)      ACCURACY OF SCHEDULES, CERTIFICATES AND DOCUMENTS................................................25
                  (z)      BROKERS, FINDERS AND INVESTMENT BANKERS..........................................................25
                  (aa)     INVENTORIES AND RAW MATERIALS OF FIBERS BUSINESS.................................................26
                  (bb)     RECEIVABLES OF THE FIBERS BUSINESS...............................................................26
                  (cc)     EMPLOYEES OF FIBERS BUSINESS.....................................................................26
                  (dd)     PRODUCTS OF THE FIBERS BUSINESS..................................................................26
                  (ee)     INTRACOMPANY ACCOUNTS............................................................................26
                  (ff)     FOREIGN CURRENCY EXPOSURES.......................................................................27
                  (gg)     COMPANY NAME.....................................................................................27
                  (hh)     INDEBTEDNESS.....................................................................................27
         4.2      REPRESENTATIONS AND WARRANTIES BY HOLDINGS, PARENT AND SUBCORP............................................27
                  (a)      ORGANIZATION AND QUALIFICATION, ETC..............................................................27
                  (b)      CAPITALIZATION...................................................................................28
                  (c)      AUTHORITY........................................................................................28
                  (d)      NON-CONTRAVENTION................................................................................28
                  (e)      GOVERNMENTAL CONSENTS............................................................................29
                  (f)      ABSENCE OF CERTAIN CHANGES OR EVENTS.............................................................29
                  (g)      PROXY STATEMENT..................................................................................29
                  (h)      ACTIVITIES OF SUBCORP............................................................................29
                  (i)      LEGAL PROCEEDINGS................................................................................30
                  (j)      BROKERS, FINDERS AND INVESTMENT BANKERS..........................................................30
                  (k)      OBLIGATIONS TO FUND..............................................................................30

ARTICLE 5

ADDITIONAL COVENANTS AND AGREEMENTS.........................................................................................30
         5.1      CONDUCT OF BUSINESS.......................................................................................30
                  (a)      OPERATION BY AFC IN THE ORDINARY COURSE OF BUSINESS..............................................30

                  (b)      FORBEARANCES BY AFC..............................................................................31
                  (c)      CONDUCT OF THE FIBERS BUSINESS...................................................................33
                  (d)      NOTICES OF CERTAIN EVENTS........................................................................33
         5.2      AFC SHAREHOLDERS MEETING..................................................................................34
         5.3      BEST EFFORTS; FURTHER ASSURANCES; COOPERATION.............................................................34
                  (a)      REGULATORY ACTION................................................................................34
                  (b)      CERTAIN LEGAL PROCEEDINGS........................................................................35
                  (c)      NOTICE...........................................................................................35
         5.4      INVESTIGATION; CONFIDENTIALITY............................................................................35
         5.5      EXPENSES..................................................................................................36
         5.6      PROXY STATEMENT...........................................................................................36
         5.7      PERIODIC REPORTS..........................................................................................36
         5.8      PUBLIC ANNOUNCEMENTS......................................................................................36
         5.9      ANTITRUST CHALLENGES......................................................................................37
         5.10     EMPLOYEE MATTERS..........................................................................................37
                  (a)      STAY BONUSES AND SEVERANCE AGREEMENTS............................................................37
                  (b)      EMPLOYEE BENEFIT PLAN MATTERS....................................................................37
                  (c)      LABOR MATTERS....................................................................................39
         5.11     ACCOUNTANT'S LETTERS......................................................................................39
         5.12     NON SOLICITATION; COMPETING OFFERS........................................................................39
         5.13     CONDITIONS IN FIBERS SALE AGREEMENT AND FINANCING.........................................................39
         5.14     INVESTMENT SECURITIES.....................................................................................39
         5.15     FILPAC INDEBTEDNESS.......................................................................................39
         5.16     ACCESS TO INFORMATION.....................................................................................39
         5.17     SETTLEMENT OF LAWSUITS....................................................................................41
         5.18     ASSUMPTION OF LIABILITIES.................................................................................41

ARTICLE 6

CONDITIONS TO THE MERGER....................................................................................................41
         6.1      CONDITIONS TO OBLIGATIONS OF EACH PARTY...................................................................41
                  (a)      AFC SHAREHOLDER APPROVAL.........................................................................41
                  (b)      HSR ACT..........................................................................................41
                  (c)      PROXY STATEMENT..................................................................................41
                  (d)      INJUNCTION, ETC..................................................................................41
         6.2      CONDITIONS TO OBLIGATIONS OF HOLDINGS AND SUBCORP.........................................................42
                  (a)      CONSENTS, AUTHORIZATIONS, ETC....................................................................42
                  (b)      REPRESENTATIONS AND WARRANTIES...................................................................42
                  (c)      CERTIFICATE......................................................................................42
                  (d)      OPINION AND CONFIRMATION OF AFC'S COUNSEL........................................................42
                  (e)      LETTERS FROM ACCOUNTANTS.........................................................................42
                  (f)      ADDITIONAL CERTIFICATES, ETC.....................................................................42
                  (g)      RESIGNATIONS.....................................................................................43

                  (h)      FINANCING........................................................................................43
                  (i)      SATISFACTION OF CONDITIONS IN FIBERS SALE AGREEMENT..............................................43
                  (j)      MORGAN CONSULTING AND NON-COMPETITION AGREEMENT..................................................43
                  (k)      MORGAN SEVERANCE AGREEMENT.......................................................................43
                  (l)      TRANSFER AGENT'S CERTIFICATE.....................................................................43
         6.3      CONDITIONS TO OBLIGATIONS OF AFC..........................................................................43
                  (a)      CONSENTS, AUTHORIZATIONS, ETC....................................................................43
                  (b)      REPRESENTATIONS AND WARRANTIES...................................................................44
                  (c)      CERTIFICATE......................................................................................44
                  (d)      OPINION AND CONFIRMATION OF HOLDINGS', PARENT'S AND SUBCORP'S
                           COUNSEL..........................................................................................44
                  (e)      ADDITIONAL CERTIFICATES, ETC.....................................................................44
                  (f)      SATISFACTION OF CONDITIONS IN FIBERS SALE AGREEMENT..............................................44
                  (g)      FAIRNESS OPINION.................................................................................44

ARTICLE 7

TERMINATION AND ABANDONMENT.................................................................................................45
         7.1      TERMINATION AND ABANDONMENT...............................................................................45
         7.2      SPECIFIC PERFORMANCE......................................................................................46
         7.3      RIGHTS AND OBLIGATIONS UPON TERMINATION...................................................................46
         7.4      CERTAIN FEES AND EXPENSES.................................................................................47
                  (a)      EXPENSES.........................................................................................47
                  (b)      FEE..............................................................................................47
                  (c)      PAYMENT..........................................................................................47
         7.5      EFFECT OF TERMINATION.....................................................................................48

ARTICLE 8

GENERAL PROVISIONS..........................................................................................................48
         8.1      WAIVER OF CERTAIN CONDITIONS..............................................................................48
         8.2      NOTICES...................................................................................................48
         8.3      TABLE OF CONTENTS; HEADINGS...............................................................................49
         8.4      AMENDMENT.................................................................................................49
         8.5      NO SURVIVAL OF REPRESENTATIONS, WARRANTIES OR COVENANTS...................................................49
         8.6      SEVERABILITY..............................................................................................49
         8.7      WAIVER....................................................................................................50
         8.8      NO THIRD PARTY BENEFICIARIES; ASSIGNMENT..................................................................50
         8.9      TIME OF THE ESSENCE; COMPUTATION OF TIME..................................................................50
         8.10     COUNTERPARTS..............................................................................................50
         8.11     GOVERNING LAW.............................................................................................50
         8.12     ENTIRE AGREEMENT..........................................................................................51

                                LIST OF EXHIBITS

Exhibit A      Plan of Merger
Exhibit B      Fibers Sale Agreement
Exhibit C      Articles of Merger
Exhibit D      Opinion and Confirmation of AFC's Counsel
Exhibit E      Opinion and Confirmation of Holdings's and SubCorp's Counsel
Exhibit F      Wachovia Commitment Letter Dated _____________




                                LIST OF SCHEDULES

Schedule       3.1            AFC Stock Option Plans
               4.1(b)         Capitalization
               4.1(d)         Non-Contravention
               4.1(e)         Governmental Consents
               4.1(g)         AFC Subsidiaries
               4.1(h)(iii)    Fibers Business Liabilities
               4.1(i)         Certain Changes or Events
               4.1(j)         Governmental Authorizations and Compliance
                                with Laws
               4.1(j)(ii)     Permits
               4.1(l)         Tax Matters
               4.1(m)(i)      Possession of Properties
               4.1(m)(ii)     Fibers Real Property
               4.1(m)(iii)    Fibers Personal Property
               4.1(m)(iv)     Headquarters Property
               4.1(n)         Material Contracts
               4.1(o)         Legal Proceedings
               4.1(p)         Labor Relations
               4.1(q)         Insider Interests
               4.1(r)         Intellectual Property
               4.1(s)         Insurance
               4.1(u)         Employee and Fringe Benefit Plans
               4.1(v)         Major Customers of AFC
               4.1(x)         Environmental
               4.1(cc)        Fibers Business Employees
               4.1(ee)        Intracompany Accounts
               4.1(ff)(i)     Foreign Currency - Products
               4.1(ff)(ii)    Foreign Currency - Raw Materials
               4.1(hh)        Indebtedness
               5.1            Conduct of Business

               5.1(b)(vi)      Capital Expenditures
               5.10            Stay Bonuses and Severance Agreements

                                  DEFINED TERMS

AFC...................................................................................................................Preamble
AFC Common Stock..........................................................................................Background Statement
AFC Financial Statements........................................................................................Section 4.1(h)
AFC Quarterly Report............................................................................................Section 4.1(h)
AFC Stock Option Plans.............................................................................................Section 3.1
AFC Stock Options..................................................................................................Section 3.1
AFC Shareholders Meeting..........................................................................................Section 4(t)
Affiliate.......................................................................................................Section 4.1(n)
Agreement.............................................................................................................Preamble
Applicable Plan Year-End........................................................................................Section 4.1(u)
Articles of Merger.................................................................................................Section 1.3
Associate.......................................................................................................Section 4.1(n)
best of AFC's knowledge.........................................................................................Section 4.1(j)
best of Holdings', Parents and SubCorp's knowledge..............................................................Section 4.2(i)
Bunzl.....................................................................................................Background Statement
Certificates....................................................................................................Section 2.4(b)
Closing............................................................................................................Section 1.2
Closing Date.......................................................................................................Section 1.2
Code............................................................................................................Section 2.4(e)
Commission.........................................................................................................Section 1.3
Competing Transaction..............................................................................................Section 7.1
Confidentiality Agreement..........................................................................................Section 5.4
EEOC............................................................................................................Section 4.1(p)
Effective Time.....................................................................................................Section 1.3
Employee Plans..................................................................................................Section 4.1(u)
Environmental Laws..............................................................................................Section 4.1(x)
ERISA...........................................................................................................Section 4.1(u)
ERISA Affiliate.................................................................................................Section 4.1(u)
Exchange Act....................................................................................................Section 4.1(f)
Exchange Agent..................................................................................................Section 2.4(a)
Expenses........................................................................................................Section 7.4(a)
Fee.............................................................................................................Section 7.4(b)
Fibers Balance Sheet............................................................................................Section 4.1(h)
Fibers Balance Sheet Date.......................................................................................Section 4.1(h)
Fibers Business...........................................................................................Background Statement
Fibers Financial Statements.....................................................................................Section 4.1(h)
Fibers Intellectual Property Agreement..........................................................................Section 4.1(r)
Fibers Intellectual Property Rights............................................................................Section  4.1(r)
Fibers Material Adverse Effect..................................................................................Section 4.1(i)

Fibers Real Property............................................................................................Section 4.1(m)
Fibers Sale Agreement ....................................................................................Background Statement
FTC.............................................................................................................Section 4.1(e)
Governmental Entity.............................................................................................Section 4.1(e)
hazardous materials.............................................................................................Section 4.1(x)
Hazardous Substance.............................................................................................Section 4.1(x)
Holdings..............................................................................................................Preamble
Holdings Material Contract......................................................................................Section 4.2(d)
HSR Act.........................................................................................................Section 4.1(d)
"Immediate Family"..............................................................................................Section 4.1(n)
Intellectual Property...........................................................................................Section 4.1(r)
Intellectual Property Agreement.................................................................................Section 4.1(d)
Intellectual Property Agreements................................................................................Section 4.1(r)
IRS..........................................................................................................Section 4.1(u)(i)
Justice.........................................................................................................Section 4.1(e)
Lien............................................................................................................Section 4.1(d)
Material Adverse Change.........................................................................................Section 4.1(i)
Material Adverse Effect.........................................................................................Section 4.1(a)
Material Contract...............................................................................................Section 4.1(d)
Material Contracts..............................................................................................Section 4.1(n)
Merger....................................................................................................Background Statement
Merger Consideration............................................................................................Section 2.1(a)
multi-employer plan.............................................................................................Section 4.1(u)
NASDAQ..........................................................................................................Section 2.4(b)
NLRB............................................................................................................Section 4.1(p)
Option Payment.....................................................................................................Section 3.1
Parent................................................................................................................Preamble
PBGC............................................................................................................Section 4.1(u)
Plan of Merger............................................................................................Background Statement
Plastics Business.........................................................................................Background Statement
Performance Share Awards........................................................................................Section 4.1(b)
Permits.........................................................................................................Section 4.1(j)
Permitted Liens.................................................................................................Section 4.1(m)
Proxy Statement.................................................................................................Section 4.1(t)
Registration Statement..........................................................................................Section 4.1(u)
Rule 13e-3......................................................................................................Section 4.2(e)
second request..................................................................................................Section 5.3(a)
SEC.............................................................................................................Section 4.1(d)
Securities Act..................................................................................................Section 4.1(f)
SubCorp...............................................................................................................Preamble
Subsidiary......................................................................................................Section 4.1(g)
Surviving Corporation..............................................................................................Section 1.1
Super Fund......................................................................................................Section 4.1(x)
Super Lien......................................................................................................Section 4.1(x)

Tax Returns.....................................................................................................Section 4.1(l)
Taxes...........................................................................................................Section 4.1(l)
toxic substances................................................................................................Section 4.1(x)
VSCA...............................................................................................................Section 1.1
Waste...........................................................................................................Section 4.1(x)

                               AGREEMENT OF MERGER


         THIS AGREEMENT OF MERGER (this "Agreement") is made as of February 19, 1997 among AMERICAN FILTRONA CORPORATION, a Virginia corporation ("AFC"), WBT HOLDINGS LLC, a Georgia limited liability company ("Holdings"), WB PARENT CORP., a Virginia corporation ("Parent"), which is a wholly-owned subsidiary of Holdings, and WB ACQUISITION CORP., a Virginia corporation ("SubCorp"), which is a wholly-owned subsidiary of Parent.


                              BACKGROUND STATEMENT

         Holdings and AFC desire to effect a business combination of AFC and SubCorp pursuant to the Plan of Merger attached hereto as Exhibit A (the "Plan of Merger"), by which SubCorp will merge with and into AFC, and the holders of shares of AFC common stock, $1.00 par value ("AFC Common Stock"), other than Holdings and any of its Subsidiaries (as hereinafter defined), will receive cash in exchange for AFC Common Stock, as provided in this Agreement (the "Merger"). The respective Boards of Directors of Parent, SubCorp and AFC each has, the Managers of Holdings have, and Parent as the sole shareholder of SubCorp has, approved this Agreement and the Plan of Merger. The Board of Directors of AFC has directed that this Agreement and the Plan of Merger be submitted to the shareholders of AFC for their approval.

         The parties contemplate that shares of AFC Common Stock will be acquired by Holdings from its affiliates and will be transferred by Holdings to Parent.

         The parties contemplate that the Closing (as hereinafter defined) of the Merger will take place contemporaneously with, but immediately before, the sale by the surviving corporation in the Merger to FIL Acquisition Corp., a Delaware corporation ("Bunzl"), of the assets used by AFC in conducting the business consisting of AFC's Bonded Fibers Segment (the "Fibers Business") pursuant to the Fibers Sale Agreement of even date herewith between SubCorp and Bunzl attached hereto as Exhibit B (the "Fibers Sale Agreement"). Following the Closing of the Merger and the transactions contemplated under the Fibers Sale Agreement, the surviving corporation in the Merger shall continue to conduct AFC's business consisting of its Plastic Products Segment (the "Plastics Business").


                             STATEMENT OF AGREEMENT

         NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

                                    ARTICLE 1

                            THE BUSINESS COMBINATION

         1.1 THE MERGER. Subject to the terms and conditions of this Agreement and the Plan of Merger, at the Effective Time (as defined in Section 1.3 hereof), SubCorp shall be merged with and into AFC in accordance with the provisions of this Agreement and the Virginia Stock Corporation Act (the "VSCA"), and the separate existence of SubCorp shall thereupon cease, and AFC, as the surviving corporation in the Merger (hereinafter sometimes referred to as the "Surviving Corporation"), shall continue its corporate existence under the laws of the Commonwealth of Virginia as a wholly-owned subsidiary of Parent. The Plan of Merger provides for the terms and conditions of the Merger, which terms and conditions are incorporated herein and made a part of this Agreement by reference. The Merger shall have the effects provided under the applicable laws of the Commonwealth of Virginia including, but not limited to, Section 13.1-721 of the VSCA.

         1.2 CLOSING. The consummation of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Hunton & Williams, Riverfront Plaza, 951 East Byrd Street, Richmond, Virginia 23219-4074, as soon as possible after all conditions set forth in Article 6 have been satisfied or waived in writing but in no event later than the third business day after all such conditions shall have been satisfied or waived (the "Closing Date") or on such other date or time as the parties shall agree.

         1.3 EFFECTIVE TIME OF THE MERGER. If all the conditions set forth in
Article 6 shall have been fulfilled or waived in accordance with this Agreement and provided that this Agreement and the Plan of Merger have not been terminated pursuant to Article 7, the parties shall cause the articles of merger attached hereto as Exhibit C (the "Articles of Merger") to be executed, delivered and filed with the State Corporation Commission of the Commonwealth of Virginia (the "Commission") in accordance with the provisions of the VSCA. The Merger shall become effective at the time a certificate of merger is issued by the Commission with respect to the Merger unless a later effective time and date is specified in the Articles of Merger pursuant to the VSCA (the "Effective Time").

         1.4 ARTICLES OF INCORPORATION; BYLAWS. The Articles of Incorporation and Bylaws of SubCorp as in effect immediately prior to the Effective Time shall be the Articles of Incorporation and Bylaws of the Surviving Corporation at the Effective Time.

         1.5 DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION. At the Effective Time, the persons who are directors and officers of SubCorp at the Effective Time will become the directors and officers of the Surviving Corporation.

                                    ARTICLE 2

              CONVERSION AND EXCHANGE OF SHARES; ADDITIONAL ACTION

         2.1 CONVERSION OF SHARES. In accordance with the Plan of Merger, at the Effective Time, by virtue of the Merger and without any further action on the part of any holder thereof:

             (a) AFC COMMON STOCK. Each issued and outstanding share of AFC Common Stock, excluding any such shares held by any of AFC's Subsidiaries and excluding any such shares held by Holdings or any of its Subsidiaries, shall automatically be converted into only the right to receive the consideration for the Merger as set forth in Sections
         2.2 and 2.4 (the "Merger Consideration").

             (b) SUBCORP STOCK. Each share of AFC Common Stock held by any of AFC's Subsidiaries and each issued and outstanding share of SubCorp at the Effective Time shall be automatically canceled and extinguished, and no payment shall be made in respect thereof.

             (c) AFC COMMON STOCK HELD BY HOLDINGS. Each issued and outstanding share of AFC Common Stock held by Holdings or any of its Subsidiaries at the Effective Time shall thereafter continue to represent one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

         2.2 MERGER CONSIDERATION. In accordance with the Plan of Merger and this Agreement, the Merger Consideration to be paid for each share of AFC Common Stock shall be Forty Six Dollars and 52 cents ($46.52) in cash.

         2.3 STOCK TRANSFER BOOKS. From and after the Effective Time, no transfer of AFC Common Stock outstanding prior to the Effective Time shall be registered on the stock transfer books of the Surviving Corporation. If, after the Effective Time, certificates for AFC Common Stock other than shares held by Holdings and its Subsidiaries are presented to the Surviving Corporation for transfer, such certificates shall be canceled and exchanged for the consideration as described in Sections 2.1 and 2.2 and in accordance with the Plan of Merger.

         2.4 SURRENDER AND EXCHANGE OF CERTIFICATES REPRESENTING AFC COMMON
STOCK.

             (a) EXCHANGE AGENT. Prior to the mailing of the Proxy Statement
         (as hereinafter defined) to the holders of record of AFC Common Stock, Holdings shall appoint Wachovia Bank of North Carolina, N.A. to act as exchange agent for the Merger (the "Exchange Agent") pursuant to an exchange agent agreement reasonably acceptable to AFC and Holdings. At the Effective Time, Holdings shall deposit with the Exchange Agent cash in the amount of the Merger Consideration less the amount of cash and cash-equivalents held by AFC at the Effective Time and, pursuant to irrevocable instructions, direct the Exchange Agent to pay the Merger Consideration.

                 (b) SURRENDER OF CERTIFICATES. Promptly after the Effective Time, Holdings shall cause the Exchange Agent to mail and otherwise make available to each record holder as of the Effective Time of an outstanding certificate or certificates that immediately prior to the Effective Time represented shares of AFC Common Stock (the "Certificates"), a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates for payment therefor and conversion thereof, which letter of transmittal shall comply with all applicable rules and regulations of the NASDAQ Stock Market ("NASDAQ"). Upon surrender to the Exchange Agent of the Certificates, together with such letter of transmittal duly executed, the holder of such Certificates shall be entitled to receive promptly in exchange therefor a check representing the Merger Consideration to which such holder shall have become entitled pursuant to Section 2.2 and the Plan of Merger, and the Certificates so surrendered shall forthwith be canceled. If any portion of the Merger Consideration to be received upon exchange of a Certificate is to be paid to a person other than the person in whose name the Certificate surrendered and exchanged therefor is registered, it shall be a condition of such payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such exchange shall pay in advance any transfer or other taxes required by reason of the issuance of a check representing cash to such other person, or establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or that no such tax is applicable. From the Effective Time until surrender in accordance with the provisions of this Section 2.4 and the Plan of Merger, each Certificate (other than Certificates held by Holdings or any of its Subsidiaries) shall represent for all purposes only the right to receive the Merger Consideration. All payments in respect of AFC Common Stock that are made in accordance with the terms hereof shall be deemed to have been made in full satisfaction of all rights pertaining to such securities.

                 (c) LOST CERTIFICATES. In the case of any lost, misplaced, stolen or destroyed Certificate, the holder thereof may be required, as a condition precedent to delivery to such holder of the Merger Consideration, to deliver to Holdings an indemnity agreement and a bond in such reasonable sum as Holdings may direct as indemnity against any claim that may be made against the Exchange Agent, Holdings, Parent or the Surviving Corporation with respect to the Certificate alleged to have been lost, misplaced, stolen or destroyed.

                  (d) NO INTEREST. No interest shall be paid or accrued on any portion of the Merger Consideration regardless of the cause for delay in payment of the Merger Consideration.

             (e) WITHHOLDING RIGHTS. Holdings or the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of shares of AFC Common Stock and pay to the appropriate tax authority such amounts as Holdings or the Exchange Agent is required to deduct, withhold and pay with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, (the "Code"), or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Holdings or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of AFC Common Stock in respect of which such deduction and withholding was made by Holdings or the Exchange Agent.


                                    ARTICLE 3

                                AFC STOCK OPTIONS

         3.1 Schedule 3.1 lists all plans for the issuance of options to acquire AFC Common Stock (the "AFC Stock Option Plans") and plans for awards of performance shares, together with a list of all outstanding and unexercised options and all awards of performance shares under those plans, including as to each option or performance share award, the number of shares of AFC Common Stock covered by such option or performance share award, the date of grant of such option or performance share award and the date of expiration of such option. True and correct copies of all plans, and a copy of each form of option and performance share award listed on Schedule 3.1 have been delivered to Holdings. All outstanding options to purchase AFC Common Stock granted pursuant to the AFC Stock Option Plans shall be amended to provide that each such option shall become exercisable at the Effective Time and that each holder shall receive, as soon as practicable after the Effective Time, a payment equal to the per share Merger Consideration less the applicable option exercise price for each share subject to an outstanding option (each such payment an "Option Payment").

                                    ARTICLE 4

                         REPRESENTATIONS AND WARRANTIES

         4.1 REPRESENTATIONS AND WARRANTIES BY AFC. AFC represents and warrants to and agrees with Holdings, Parent and SubCorp as of the date of this Agreement and as of the Closing as follows:

             (a) ORGANIZATION AND QUALIFICATION. AFC is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia, has the corporate power and authority to own all of its properties and assets and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each of the jurisdictions in which the failure to be so qualified would have a material adverse effect on the consolidated financial condition, results of operations or business of AFC and its Subsidiaries, taken as a whole (a "Material Adverse Effect"). The copies of AFC's Articles of Incorporation and Bylaws, as amended to date, that have been delivered to Holdings, are complete and correct, and such instruments, as so amended, are in full force and effect at the date hereof.

                 (b) CAPITALIZATION. The authorized capital stock of AFC consists of 10,000,000 shares of AFC Common Stock. All of the issued and outstanding shares of AFC Common Stock are duly authorized, validly issued, fully paid and nonassessable, and were not issued in violation of any preemptive rights. As of the date hereof: (i) 3,816,629 shares of AFC Common Stock are issued and outstanding; (ii) 258,800 shares of AFC Common Stock are subject to outstanding options pursuant to the AFC Stock Option Plans; and (iii) there are no outstanding performance share awards under the 1988 Performance Share Plan (the "Performance Share Awards") covering 48,000 shares of AFC Common Stock. Except as set forth on Schedule 3.1 or Schedule 4.1(b) and in this Section 4.1(b), there are no shares of capital stock of AFC outstanding, and there are no subscriptions, options, convertible securities, calls, rights, warrants, performance share awards or other agreements, claims or commitments of any nature whatsoever obligating AFC to issue, transfer, register with any securities commission or other authority, deliver or sell or cause to be issued, transferred, so registered, delivered or sold, additional shares of the capital stock or other securities of AFC or obligating AFC to grant, extend or enter into any such agreement or commitment.

                 (c) AUTHORITY. AFC has the corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the approval of this Agreement and the Plan of Merger by the affirmative vote of more than two-thirds of the outstanding shares of AFC Common Stock, to consummate the Merger. The execution and delivery by AFC of this Agreement and the consummation by AFC of the Merger in accordance with the Plan of Merger have been duly authorized by its Board of Directors. Except for the approval of this Agreement and the Plan of Merger by the holders of AFC Common Stock, no other corporate action on the part of AFC is necessary to authorize the execution and delivery of this Agreement by AFC or the consummation by AFC of the Merger in accordance with the Plan of Merger. This Agreement has been duly executed and delivered by AFC and is a valid, binding and enforceable agreement of AFC.

                 (d) NON-CONTRAVENTION. The execution and delivery of this Agreement by AFC do not and, subject to the approval of this Agreement and the Plan of Merger by the holders of AFC Common Stock, the filing of all necessary forms with the Securities and Exchange Commission (the "SEC") and the expiration of all applicable waiting periods after the filings required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") referred to in paragraph (e) below, the consummation by AFC of the Merger, will not (A) violate or conflict with any provision of the Articles of Incorporation or Bylaws of AFC or any of its Subsidiaries, or (B) except as set forth on Schedule

         4.1(d)(i) and except insofar as it would not have a Material Adverse Effect, violate or conflict with, or result (with the giving of notice or the lapse of time or both) in a violation of or constitute a default under any provision of, or result in the acceleration or termination of or entitle any party to accelerate or terminate (whether after the giving of notice or lapse of time or both), any obligation or benefit under, or result in the creation or imposition of any Lien (as hereinafter defined) upon any of the assets or properties of AFC or any of its Subsidiaries or require consent, authorization or approval of any person or entity pursuant to any provision of any "Material Contract" (as hereinafter defined), "Intellectual Property Agreement" (as hereinafter defined), or law, ordinance, regulation, order, arbitration award, judgment or decree to which AFC or any of its Subsidiaries is a party or by which it or its assets or properties are bound and will not constitute an event permitting termination of any Material Contract or Intellectual Property Agreement to which AFC or any of its Subsidiaries is a party or require any additional payment or expense to avoid any such event. As used herein, a "Lien" with respect to any property refers to any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind (including the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement) relating to such property. Except for violations, conflicts, defaults, accelerations, terminations, entitlements, creations or impositions of Liens or other encumbrances, conflicts or events described on Schedule 4.1(d), no such event shall cause a Material Adverse Effect or cause any material damage, additional cost or expense (including any payments or expenses incurred to obtain consents or waivers) to Holdings or the Surviving Corporation.

                 (e) GOVERNMENTAL CONSENTS. Except for the consents described in
         Schedule 4.1(e), other than the filing of the Proxy Statement (as hereinafter defined) with the SEC and, to the extent required, any filings with or approvals by any state securities commissions or authorities, filings with the Federal Trade Commission (the "FTC") and the Department of Justice ("Justice") under the HSR Act and the filing of the Articles of Merger with the Commission, no consent, authorization, clearance, order or approval of, or filing or registration with, any executive, judicial or other public authority, agency, department, bureau, division, unit or court or other public person or entity (any of which is hereinafter referred to as a "Governmental Entity") is required for or in connection with the execution and delivery of this Agreement by AFC and the consummation by AFC of the Merger.

                 (f) PERIODIC REPORTS. Since January 1, 1993, AFC has timely filed all forms and reports with the SEC required to be filed by it pursuant to the Securities Act of 1933 (the "Securities Act") and the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the SEC rules and regulations thereunder, all of which have complied as of their respective filing dates in all material respects with all applicable requirements of the Securities Act and the Exchange Act, and the rules promulgated thereunder, except for such statements, if any, as have been modified by subsequent filings. AFC has delivered all such forms and reports to Holdings. None of such forms or reports at the time filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except for such statements, if any, as have been modified by subsequent filings.

                 (g) SUBSIDIARIES. AFC owns, directly or indirectly, all the outstanding capital stock of each of its Subsidiaries, free and clear of all Liens and all such capital stock is duly authorized, validly issued and outstanding, fully paid and nonassessable, and except as set forth in Schedule 4.1(g), neither AFC nor any of its Subsidiaries has made any material investment in, or material advance of cash or other extension of credit to, any person, corporation or other entity other than its Subsidiaries. None of such Subsidiaries has any commitment to issue or sell any shares of its capital stock or any securities or obligations convertible into or exchangeable for, or giving any person (other than AFC) any right to acquire from such Subsidiary, any shares of its capital stock, and no such securities or obligations are outstanding. Each of AFC's Subsidiaries is a corporation duly organized and validly existing in good standing under the laws of its jurisdiction of incorporation and has the corporate power and authority to own all of its properties and assets and to carry on its business as it is now being conducted. Each of AFC's Subsidiaries is duly qualified to do business and is in good standing in all jurisdictions where such qualification is required and where failure to so qualify would have a Material Adverse Effect. As used in this Agreement, the term "Subsidiary" means, with respect to any person, corporation or other entity, any corporation or other organization, whether incorporated or unincorporated, of which at least a majority of the securities or interests having by the terms thereof voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is at that time directly or indirectly owned or controlled by such person, corporation or other entity, or by any one or more of its Subsidiaries, or by such person, corporation or other entity, and one or more of its Subsidiaries.

                  (h) FINANCIAL STATEMENTS.

                      (i) AFC has previously furnished Holdings with a true
                  and complete copy of the balance sheets of AFC as of December 31, 1994, 1995 and 1996 and the related statements of income, shareholders' equity and cash flows for the years then ended, including the notes thereto, certified or to be certified by Coopers & Lybrand L.L.P., independent certified public accountants, and the financial statements of AFC, including the notes thereto, contained in the AFC Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 in the form last delivered to Holdings on or prior to the date of this Agreement (the "AFC Quarterly Report"). AFC will furnish to Holdings as soon as available true and complete copies of the comparable financial statements of AFC as of March 31, 1997 and the fiscal quarter then ended. All of the foregoing financial statements are referred to hereunder as the "AFC Financial Statements." The AFC Financial Statements have been or will be prepared from, and are or will be in accordance with, the books and records of AFC and present or will present fairly the consolidated financial position, results of operations and cash flows of AFC and its Subsidiaries taken as a whole as of the dates and for the periods indicated, in each case in conformity with generally accepted accounting principles, consistently applied, except as otherwise stated in the AFC Financial Statements and, for statements covering interim periods, include or will include all adjustments (consisting only of normal recurring accruals) that are necessary for the fair presentation of the consolidated financial position, results of operations and cash flows of AFC and its Subsidiaries.

                           (ii) AFC has previously furnished Holdings with a
                  true and complete copy of the balance sheets of the Fibers Business as of December 31, 1995, September 30, 1996 and December 31, 1996 and the related statements of income for the periods then ended and will furnish to Holdings true and complete copies of the comparable financial statements of the Fibers Business as of March 31, 1997 and the fiscal quarter then ended (the "Fibers Financial Statements"). The Fibers Financial Statements have been or will be prepared from, and are or will be in accordance with, the books and records of AFC and present or will present fairly the financial position and results of operations of the Fibers Business as of the dates and for the periods indicated, in each case in conformity with generally accepted accounting principles, consistently applied, except that:

                                 (A) The statements do not or will not contain
                           disclosure notes.

                                 (B) The statements do not or will not reflect
                           any income taxes.

                                 (C) The statements do not or will not reflect
                           any allocations of corporate overhead.

                  The Fibers Financial Statements covering interim periods include or will include all adjustments (consisting only of normal recurring accruals) that are necessary for the fair presentation of the financial position and the results of operations of the Fibers Business.

                           (iii) There are no liabilities of the Fibers Business
                  of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:

                                 (A) liabilities provided for in the balance
                           sheet of the Fibers Business (the "Fibers Balance Sheet") at September 30, 1996 (the "Fibers Balance Sheet Date") included in the Fibers Financial Statements;

                                (B) liabilities disclosed or described on
                      Schedule 4.1(h)(iii); and

                                (C) other liabilities incurred in the ordinary
                      course of business of the Fibers Business since the Fibers Balance Sheet Date that, individually or in the aggregate, are not material to the business, financial condition or results of operations of the Fibers Business, taken as a whole.

                  (i) ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in Schedule 4.1(i) or in any report filed by AFC with the SEC prior to the date of this Agreement, since December 31, 1995, there has not been: (i) any Material Adverse Change (as used in this Agreement, "Material Adverse Change" means any material adverse change in the business, financial condition or results of operations of AFC and its Subsidiaries taken as a whole); (ii) any damage, destruction, loss or casualty to property or assets of AFC or any of its Subsidiaries, whether or not covered by insurance, that would have a Material Adverse Effect; (iii) any strike, work stoppage or slowdown or other labor trouble involving AFC or any of its Subsidiaries that would have a Material Adverse Effect; (iv) any declaration, setting aside or payment of any dividend or distribution (whether in cash, capital stock or property) with respect to the capital stock of AFC other than regular quarterly cash dividends at the rate of $0.28 per share on AFC Common Stock; (v) any redemption or other acquisition by AFC of any of the capital stock of AFC (except for the acquisition of AFC Common Stock in payment of the exercise price upon the exercise of AFC Stock Options and payment of performance share related withholding taxes); (vi) any split, combination, reclassification or other similar change in the outstanding AFC Common Stock; (vii) any incurrence, assumption or guarantee of any indebtedness for borrowed money with respect to the Fibers Business; (viii) creation of any Lien involving an amount in excess of $10,000 with respect to any assets of the Fibers Business;
         (ix) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the Fibers Business or any asset of the Fibers Business that, individually or in the aggregate, has had or could reasonably be expected to have a material adverse effect of the financial condition, results of operations or business of the Fibers Business (a "Fibers Material Adverse Effect"); (x) any transaction or commitment made, or any contract or agreement entered into, by AFC relating to the Fibers Business or any asset of the Fibers Business (including the acquisition or disposition of any assets) or any relinquishment by AFC of any contract or other right, in either case involving an amount in excess of $25,000, other than transactions and commitments in the ordinary course of business consistent with past practices and those contemplated by this Agreement; (xi) any change in any method of accounting or accounting practice by AFC with respect to the Fibers Business except for any such change required by reason of a concurrent change in GAAP;
         (xii) any (A) employment, deferred compensation, severance, retirement or other similar agreement entered into with any employee of the Fibers Business (or any amendment to any such existing agreement), (B) grant of any severance or termination pay to any such employee or (C) change in compensation or other benefits payable to any such employee pursuant to any severance or retirement plans or policies, other than in the ordinary course of business consistent with past practice; (xiii) any labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of the Fibers Business, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees; (xiv) any capital expenditure, or commitment for a capital expenditure, for additions or improvements to property, plant and equipment with respect to the Fibers Business exceeding $100,000 in the aggregate; (xv) any disposition of any capital asset of the Fibers Business involving an amount in excess of $25,000; (xvi) with respect to the Fibers Business, any loss of any significant customer or customer accounts or any significant decrease in the sales volume to any significant customer; or (xvii) any agreement to do any of the foregoing. Since December 31, 1995, there has not been any issuance by AFC of any shares, or options, calls or commitments relating to shares of its capital stock, or any securities or obligations convertible into or exchangeable for, or giving any person any right to acquire from it, any shares of its capital stock other than the issuance of stock options, performance shares or shares of AFC Common Stock pursuant to the AFC Stock Option Plans and except as set forth on Schedule 4.1(b).

                 (j) GOVERNMENTAL AUTHORIZATION AND COMPLIANCE WITH LAWS. Except as set forth on Schedule 4.1(j) and except insofar as the failure to do so would not have a Material Adverse Effect, AFC and its Subsidiaries
         (i) are in compliance with all laws, orders, regulations, policies and guidelines of all Governmental Entities applicable to AFC and its Subsidiaries or their businesses or properties and assets, and (ii) have all permits, certificates, licenses, approvals and other authorizations required in connection with the operation of their businesses. Schedule 4.1(j)(ii) correctly describes each license, franchise, permit or other similar authorization affecting, or relating in any way to the Fibers Business or, with respect to the business, assets, or operations of AFC or any of its Subsidiaries, required by any Environmental Law (as defined below), together with the name of the Governmental Entity issuing such license or permit or requiring such notice (the "Permits") with an indication of which Permits affect or relate in any way to the Fibers Business. Except as set forth on
         Schedule 4.1(j)(ii), such Permits are valid and in full force and effect, and none of the Permits will be terminated or impaired or become invalid, in whole or in part, as a result of the Merger. As of the date hereof, no notice has been issued and, to the best of AFC's knowledge (as defined below), no investigation or review is pending or is contemplated or threatened by any Governmental Entity (Y) with respect to any alleged violation by AFC or any Subsidiary of any law, order, regulation, policy or guideline of any Governmental Entity, or
         (Z) with respect to any alleged failure to have all permits, certificates, licenses, approvals and other authorizations required in connection with the operation of the business of AFC and its Subsidiaries. Neither AFC nor any Subsidiary is in violation of any judgment, decree, injunction, ruling or order of Governmental Entity binding on AFC or such Subsidiary the violation of which would have a Material Adverse Effect. As used in this Agreement, the "best of AFC's knowledge" and any other reference to the knowledge of AFC or its officers or directors shall mean the actual knowledge, without independent investigation, of John L. Morgan,

         Leo C. Drozeski, Jr., John D. Barlow Jr., Randall L. Hagan, Anthony M. Vincent and Bruce A. Nylander.

                  (k) CONDUCT OF BUSINESS. Since December 31, 1995, AFC and its Subsidiaries have conducted their businesses in the ordinary and usual course consistent with prior practice.

                  (l) TAX MATTERS. Except as set forth on Schedule 4.1(l), (i) all material Taxes (as defined below) due and payable by AFC and its Subsidiaries have been paid and are not delinquent; (ii) to the extent required by GAAP, estimates for all Taxes due but not yet payable for all periods through December 31, 1996 have been accrued on the books of AFC, and adequate reserves have been established therefor as of the end of such periods; (iii) all material Taxes due and payable by AFC and its Subsidiaries for all periods through December 31, 1996 have been paid or provided for in the AFC Financial Statements and are not delinquent; (iv) as of the date hereof, there are no pending claims asserted for Taxes against AFC or any of its Subsidiaries or outstanding agreements or waivers extending the statutory period of limitation applicable to any tax return of AFC or any of its Subsidiaries for any period; (v) AFC and each of its Subsidiaries have duly and timely filed all material federal, state, local and foreign tax returns and all other returns heretofore required to be filed ("Tax Returns") with respect to all Taxes. AFC has delivered to Holdings true and correct copies of all federal income Tax Returns for the 1994 and 1995 taxable periods. AFC has not filed a consent to the application of
         Section 341(f) of the Code. AFC has made all estimated federal income tax deposits and, for all currently open taxable periods, has complied in all material respects with the tax withholding provisions and employment tax provisions of all applicable federal, state, local and other laws. "Taxes" shall mean all taxes arising under the Code or arising under any federal, state, local or foreign law, rule, regulation or order including, without limitation, any income, profits, employment, sales, gross receipts, use, occupation, excise, real property, personal property or ad valorem taxes or any license or franchise fee or tax and all penalties and interest related thereto.

                  (m) PROPERTY. (i) AFC or one of its Subsidiaries has good and marketable title to all properties and assets reflected in the balance sheet dated December 31, 1995 (or acquired after that date), and valid leasehold interests in all properties and assets not reflected on such balance sheet but used by AFC or a Subsidiary in its business, free and clear of any title defects, liens, charges, pledges, security interests, adverse claims, or other encumbrances, except (A) mortgages and liens securing debt reflected as liabilities on such balance sheet,
         (B) liens for current taxes and assessments not in default, (C) mechanics', carriers', workmen's, repairman's, statutory or common law liens either not delinquent or being contested in good faith and (D) Liens, encumbrances, covenants, rights-of-way, minor imperfections of title, building or use restrictions, easements, exceptions, variances, reservations and other matters or limitations of any kind, if any, that do not have a Material Adverse Effect. Except as set forth on Schedule 4.1(m)(i), no person other than

         AFC or one of its Subsidiaries is currently entitled to possession of any of the properties of AFC, whether owned, leased or used by AFC or one of its Subsidiaries. To the best of AFC's knowledge, the real property, buildings, structures and improvements owned, leased or used by AFC or any of its Subsidiaries conform to all applicable laws, ordinances and regulations, including zoning regulations, none of which would upon consummation of the Merger materially adversely interfere with the use of such properties, buildings, structures or improvements for the purposes for which they are now utilized. The properties and assets owned or leased by AFC are adequate in all material respects for the conduct of its businesses as presently conducted.

                 (ii) Schedule 4.1(m)(ii) correctly describes all real property used in the Fibers Business (the "Fibers Real Property"), that AFC owns, leases or subleases, any title insurance policies and surveys with respect thereto, and any Liens thereon, specifying in the case of leases or subleases, the name of the lessor or sublessor, the lease term and the basic annual rent.

                 (iii) Schedule 4.1(m)(iii) constitutes a depreciation schedule at December 31, 1996 of all machinery, equipment, furniture, vehicles, storage tanks and other trade fixtures and fixed assets that are owned by AFC and used in the Fibers Business.

                 (iv) Schedule 4.1.(m)(iv) constitutes a depreciation schedule at December 31, 1996 of all machinery, equipment, furniture, vehicles, storage tanks and other trade fixtures and fixed assets that are owned by AFC and located in the headquarters building.

                 (v) AFC has good and marketable, indefeasible, fee simple title (subject only to Permitted Liens) to, or in the case of leased property has valid leasehold interests in, all property used in the Fibers Business (whether real, personal, tangible or intangible) and reflected on the Fibers Balance Sheet of AFC at December 31, 1995, or acquired after that date, except for assets sold since that date in the ordinary course of business consistent with past practices.

                  (vi) No property used in the Fibers Business is subject to any Lien, except:

                       (A) Liens disclosed on the Fibers Balance Sheet;

                       (B) Liens for taxes not yet due or being contested in
                  good faith (and for which adequate accruals or reserves have been established on the Fibers Balance Sheet); and

                       (C) Liens, covenants, rights-of-way, zoning restrictions
                  and other encumbrances or restrictions of record that do not materially detract from the value of such assets as now used in the Fibers Business, or materially interfere with any present or intended use of such assets (clauses (A), (B) and (C) are, collectively, the "Permitted Liens").

                  (vii) No violation of any law, regulation or ordinance (including, without limitation, laws, regulations or ordinances relating to zoning, city planning or similar matters) relating to the Fibers Business or any asset used in the Fibers Business currently exists or has existed at any time, except for violations which have not had and would not reasonably be expected to have, individually or in the aggregate, a Fibers Material Adverse Effect.

                  (n) MATERIAL CONTRACTS. Schedule 4.1(n) contains a correct and complete list as of the date hereof, of the following (hereinafter referred to as the "Material Contracts"):

                           (i) except for investment securities held by AFC or any of its Subsidiaries, all bonds, debentures, loan agreements, notes, mortgages, deeds to secure debt, deeds of trust and guaranties to which AFC or any Subsidiary is a party or by which AFC or any Subsidiary or its properties or assets are bound;

                           (ii) all leases (whether capital or operating) involving an annual commitment or annual payments of $25,000 or more under which AFC or any Subsidiary is the lessee of real or personal property, and all leases of property used in the Fibers Business with a (A) book value in excess of $10,000 or (B) fair market value in excess of $25,000, specifying the name of the lessor or sublessor, the lease term and basic annual rent;

                           (iii) all employment and consulting agreements
                  between AFC or any Subsidiary and any person or entity;

                           (iv) all existing contracts and commitments (other than those described in subparagraphs (i), (ii) or (iii), and any Employee Plans (as hereinafter defined) to which AFC or any Subsidiary is a party or by which AFC or any Subsidiary or its properties or assets may be bound involving either (A) annual payments of $25,000 or more or (B) aggregate payments of $50,000 or more;

                           (v)   any collective bargaining agreements;

                           (vi) any agreement for the purchase of materials, supplies, goods, services, equipment or other assets for the Fibers Business providing for (A) annual payments of $25,000 or more, (B) aggregate payments of $25,000 or more or (C) the purchase of more than 90 days usage of raw materials;

                           (vii) any sales, distribution or other similar
                  agreement providing for the sale of materials, supplies, goods, services, equipment or other assets of the Fibers

                  Business that provides for either (A) annual payments of $25,000 or more or (B) aggregate payments of $50,000 or more;

                           (viii) any partnership, joint venture or other
                  similar agreement or arrangement with respect to the Fibers Business;

                           (ix) any agreement relating to the deferred purchase price of property of the Fibers Business (whether incurred, assumed, guaranteed or secured by any asset), except any such agreement with an aggregate outstanding principal amount not exceeding $25,000 and which may be prepaid on not more than 30 days notice without the payment of any penalty;

                           (x) any option, license, franchise or similar agreement with respect to the Fibers Business or any assets used in the Fibers Business;

                           (xi) any agency, dealer, sales representative, marketing or other similar agreement with respect to the Fibers Business;

                           (xii) any agreement that limits the freedom of AFC to compete in any line of business or with any person or entity or in any area or to own, operate, sell, transfer, pledge or otherwise dispose of or encumber any asset used in the Fibers Business or that would so limit the freedom of AFC or Bunzl after the Closing Date;

                           (xiii) any agreement providing for any purchase or
                  sale obligations with respect to the Fibers Business with a duration of such obligations in excess of six months;

                           (xiv) any agreement with or for the benefit of (A) any Affiliate (as defined below) of AFC; (B) any person or entity directly or indirectly owning, controlling or holding with power to vote, 5% or more of the outstanding voting securities of AFC or any of its Affiliates, (C) any person or entity 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote by AFC or any of its Affiliates or (D) any director or officer of AFC or any of their respective Affiliates or any "Associates" or members of the "Immediate Family" (as used herein, the terms "Affiliate", "Associate" or "Member of the Immediate Family" being respectively defined in Rule 12b-2 or Rule 16a-1 of the Exchange Act) of such person or entity; and

                           (xv) any other agreement, commitment, arrangement or plan with respect to the Fibers Business not made in the ordinary course of business that is material to the business, financial condition, results of operations or properties of the Fibers Business.

         True and complete copies of all Material Contracts, including all amendments thereto, have been delivered to Holdings. Except as set forth on Schedule 4.1(n): (i) all Material Contracts are in full force and effect and constitute the valid and binding obligations of AFC and, to the best of AFC's knowledge, the other parties thereto; (ii) there has not been and there currently is no breach of any Material Contract by AFC or any of its Subsidiaries or, to the best of AFC's knowledge, any other party thereto in any material respect; (iii) no event has occurred that (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a default by AFC or any of its Subsidiaries thereunder entitling another party to terminate a Material Contract; and (iv) the continuation, validity and effectiveness of all such Material Contracts under the current terms thereof and the current rights and obligations of AFC or any of its Subsidiaries thereunder will in no way be affected, altered or impaired by the consummation of the Merger. Except as disclosed in Schedule 4.1(n), there are no contracts or options to sell or lease any material properties or material assets of AFC or any of its Subsidiaries other than in the ordinary course of business.

                 (o) LEGAL PROCEEDINGS. Except as set forth in Schedule 4.1(o):
         (i) there is no claim, action, suit, proceeding or investigation pending or, to the best of AFC's knowledge, contemplated or threatened against AFC or any Subsidiary or any of its properties or assets (or any of its officers or directors in connection with the business of AFC and its Subsidiaries) before any arbitrator or Governmental Entity, domestic or foreign, that, in the event of a final adverse determination as to any claim made therein, considered individually or in the aggregate with all such other unscheduled claims, actions, suits or proceedings, would have a Material Adverse Effect, or that seeks treble damages, seeks damages in connection with the Merger or the Fibers Sale Agreement or seeks to prohibit, restrict or delay consummation of the Merger or the Fibers Sale Agreement or any of the conditions to consummation of the Merger or the Fibers Sale Agreement or to limit in any material manner the right of Holdings or Parent to control the Surviving Corporation or any aspect of the business of AFC or its Subsidiaries after the Effective Time, nor is there any judgment, decree, injunction, ruling or order of any Governmental Entity, arbitrator or any other person outstanding against AFC or any Subsidiary having any such effect; and (ii) neither AFC nor any Subsidiary is a party to or bound by any judgment, decree, injunction, ruling or order of any Governmental Entity, arbitrator or any other person against AFC or any Subsidiary that, when considered individually or in the aggregate with all such other judgments, decrees, injunctions, rulings or orders, would have a Material Adverse Effect.

                 (p) LABOR RELATIONS. AFC is in compliance in all material respects with all federal and state laws respecting employment and employment practices, terms and conditions of employment, wages and hours, and is not engaged in any unfair labor or unlawful employment practice. Except as set forth in Schedule 4.1(p), (i) there is no unlawful employment practice or discrimination charge pending before the Equal Employment Opportunity Commission ("EEOC") or any EEOC recognized state

         "referral agency;" (ii) there is no unfair labor practice charge or complaint against AFC or any Subsidiary pending before the National Labor Relations Board ("NLRB"); (iii) there is no labor strike, dispute, slowdown or stoppage actually pending or, to the best of AFC's knowledge, threatened against or involving or affecting AFC or any Subsidiary; (iv) there is no NLRB representation question respecting any of its employees; (v) there is no grievance or arbitration proceeding pending and no written claim therefor exists; and (vi) there is no collective bargaining agreement that is binding on AFC or any Subsidiary. Except for any Material Contract disclosed pursuant to
         Section 4.1(n), neither AFC nor any Subsidiary is a party to or bound by any agreement, arrangement or understanding with any employee or consultant that cannot be terminated on notice of ninety (90) or fewer days without liability to AFC or a Subsidiary or that entitles the employee or consultant to receive any salary continuation or severance payment or retain any specified position with AFC or a Subsidiary.

                 (q) INSIDER INTERESTS. Except for this Agreement and as disclosed or incorporated by reference in the AFC's 1995 Annual Report on Form 10-K, AFC's proxy statement for its 1995 annual meeting of shareholders, or on Schedule 4.1(q), no known affiliate, officer or director of AFC or any Subsidiary (i) has any agreement with AFC or any Subsidiary or any interest in any property, real or personal, tangible or intangible, including without limitation trade names or trademarks used in or pertaining to the business of AFC or any Subsidiary, except for the normal rights as a shareholder or (ii) as of the date hereof, to the best of AFC's knowledge, has any claim or cause of action against AFC or any Subsidiary, except for accrued compensation and benefits, expenses and similar obligations incurred in the ordinary course of business (including reimbursement of medical expenses pursuant to Employee Plans) with respect to directors or employees of AFC or any Subsidiary.

                 (r) INTELLECTUAL PROPERTY. Schedule 4.1(r) lists all patents, trademarks, service marks, trade names, copyrights, or applications for the foregoing and all computer programs, firmware and documentation relating thereto used in the Fibers Business (other than computer software generally available to the public and having a purchase price of less than $1,000 per application) used by AFC or a Subsidiary ("Intellectual Property") with an indication of any that are owned or licensed by or to AFC or any affiliate of AFC or used or held for use in the Fibers Business currently (the "Fibers Intellectual Property Rights"). AFC or a Subsidiary owns or, to the extent disclosed on
         Schedule 4.1(r), has adequate rights to use all Intellectual Property that is material to the operation of AFC's or any of its Subsidiaries' businesses as of the date hereof (the Agreements relating thereto are referred to as the "Intellectual Property Agreements", all of which are listed on Schedule 4.1(r) with an indication of any such agreements that relate to the Fibers Intellectual Property Rights, which agreements are referred to herein as the "Fibers Intellectual Property Agreements"). As to any Intellectual Property owned by AFC or any Subsidiary, such Intellectual Property is owned free and clear of all material claims of others, including employees, former employees or independent contractors of AFC or any Subsidiary, and neither AFC nor any Subsidiary has received notice that the use of such Intellectual Property in the business of AFC or the Subsidiaries violates or infringes upon the claimed rights of others. As to the Intellectual Property Agreements, except as set forth in Schedule 4.1(r), (i) all such agreements are in full force and effect, (ii) neither AFC nor any Subsidiary, nor to the best of AFC's knowledge any other party thereto, is in material default under any such agreement, (iii) neither AFC nor any Subsidiary is obligated to make any royalty or similar payments under any such agreements except as stated therein, and (iv) the rights of AFC or any Subsidiary under such agreements will not be affected by the consummation of the Merger. Except as set forth in Schedule 4.1(r), neither AFC nor any Subsidiary has granted to any person any license or other right to use in any manner any of the Intellectual Property owned by AFC or any Subsidiary or has granted any sublicense or right to use any Intellectual Property licensed to AFC or any Subsidiary under the Intellectual Property Agreements. Schedule 4.1(r) specifies as to each Fibers Intellectual Property Right, as applicable: (i) the nature of such Fibers Intellectual Property Right; (ii) the owner of such Intellectual Property Right; (iii) the jurisdictions by or in which such Fibers Intellectual Property Right is recognized without regard to registration or has been issued or registered or in which an application for such issuance or registration has been filed, including the respective registration or application numbers; and (iv) licenses, sublicenses and other agreements as to which AFC or any of its affiliates is a party and pursuant to which any person or entity is authorized to use such Fibers Intellectual Property Right, including the identity of all parties thereto, a description of the nature and subject matter thereof, the applicable royalty and the term thereof. With respect to the Fibers Intellectual Property Rights, AFC has not during the three years preceding the date of this Agreement been a defendant in any action, suit, investigation or proceeding relating to, or otherwise been notified of, any alleged claim or infringement of any patents, trademarks, service marks or copyrights, and to the best of AFC's knowledge there are no other claims or infringements by AFC or any person or entity of any Fibers Intellectual Property Rights. No Fibers Intellectual Property Right is subject to any outstanding judgment, injunction, order, decree or agreement restricting the use thereof by AFC with respect to the Fibers Business or restricting the licensing thereof to any person or entity. AFC has not entered into any agreement to indemnify any other person or entity against any charge of infringement of any patent, trademark, service mark or copyright.

                 (s) INSURANCE. Schedule 4.1(s) lists all insurance policies or contracts and fidelity bonds providing coverage to AFC and its Subsidiaries as of the date hereof with an indication of any that relate to the business, operations, employees or assets of the Fibers Business. All such policies or contracts of insurance have been provided to Holdings and are, in the opinion of AFC's Chief Financial Officer, of a scope and in an amount usual and customary for businesses engaged in the businesses of AFC and the Subsidiaries and are sufficient for compliance with all requirements of law and of all agreements to which AFC or any Subsidiary is a party as of the date hereof. All insurance policies and fidelity bonds or other policies and bonds providing substantially similar insurance coverage pursuant to which any such insurance is provided have been in effect since 1992 and remain in full force and effect, and no effective notice of cancellation or termination of any such insurance policies has been given to AFC or any Subsidiary by the carrier of any such policy or comparable insurance. Through the date hereof, all premiums required to be paid in connection therewith have been timely paid in full. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights.

                  (t) PROXY STATEMENT. The information in the definitive proxy statement ("Proxy Statement") that will be distributed to shareholders of AFC in connection with the meeting of such shareholders to approve this Agreement and the Plan of Merger (the "AFC Shareholders Meeting"), other than information supplied by Holdings or its authorized representatives for use in the Proxy Statement will not, on the date or dates the Proxy Statement is first mailed to shareholders of AFC and at the time of the AFC Shareholders Meeting, as the Proxy Statement is then amended or supplemented, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier filing with the SEC of the Proxy Statement or amendment thereto or any earlier communication in the preparation of which AFC participated (including the Proxy Statement) to shareholders of AFC with respect to the Merger.

                  (u) EMPLOYEE AND FRINGE BENEFIT PLANS.

                           (i) SCHEDULE OF PLANS. Schedule 4.1(u) to this
                  Agreement lists each of the following plans that AFC or any of its Subsidiaries or any ERISA Affiliate (as defined below) either maintains, is required to contribute to or otherwise participates in (or at any time during the preceding three years maintained, contributed to or otherwise participated in) or as to which AFC or any of its Subsidiaries or any ERISA Affiliate has any unsatisfied liability or obligation, whether accrued, contingent or otherwise:

                               (A) any employee pension benefit plan (as such
                           term is defined in the Employee Retirement Income Security Act of 1974, as amended ("ERISA")),

                               (B) any "multi-employer plan" (as such term is
                           defined in ERISA), or

                               (C) any other generally applicable compensation
                           plan, written welfare or fringe benefit plan or any stock, retirement or retiree medical plan, of any kind whatsoever, not included in the foregoing and providing for benefits for, or the welfare of, any or all of the current or former employees or agents of

                           AFC or any of its Subsidiaries or any ERISA Affiliate or their beneficiaries or dependents,

                  (all of the foregoing in items (A), (B), and (C) being referred to as "Employee Plans"). "ERISA Affiliate" means each trade or business (whether or not incorporated) which together with AFC or any of its Subsidiaries is treated as a single employer pursuant to Code Section 414(b), (c), (m) or (o). AFC has provided to Holdings copies of the following: (1) each written Employee Plan, as amended (including either the original plan or the most recent restatement and all subsequent amendments); (2) the most recent Internal Revenue Service ("IRS") determination letter issued, if applicable;
                  (3) the most recent annual report on the Form 5500 series; (4) each trust agreement, insurance contract or document setting forth any other funding arrangement, if any, with respect to each Employee Plan; (5) the most recent ERISA summary plan description or other summary of plan provisions distributed to participants or beneficiaries for each Employee Plan; (6) each opinion or ruling from the IRS, the Department of Labor or the Pension Benefit Guaranty Corporation ("PBGC") concerning any Employee Plan; and (7) each current Registration Statement, amendment thereto and prospectus relating thereto filed with the SEC or furnished to participants in connection with any Employee Plan if applicable.

                           (ii) QUALIFICATION. Except as set forth in Schedule 4.1(u), each Employee Plan that is intended to be a qualified Plan under Code Section 401 or 501: (A) has received a current favorable determination letter from the IRS to the effect that the form of the plan satisfies Code Section 401(a) and that its trust is tax-exempt under Code Section 501(a); (B) is not currently subject to any assertion by any governmental agency that it is not so qualified; and (C) to the best of AFC's knowledge has been operated substantially in accordance with its terms.

                           (iii) ACCRUALS; FUNDING.

                                 (A) EMPLOYEE PENSION BENEFIT PLANS. AFC has
                           provided to Holdings copies of actuarial valuation reports as of the end of each Employee Plan's most recently ended fiscal year (or, each Employee Plan's second most recently ended fiscal year if the required information is not yet available for such Employee Plan's most recently ended fiscal year) (such year end, as applicable, being referred to as the "Applicable Plan Year-End"), for each Employee Plan subject to ERISA Title IV (including those for retired, terminated or other former employees and agents). Except as set forth in Schedule 4.1(u), none of the Employee Plans subject to ERISA Title IV has:
                           (I) incurred any "accumulated funding deficiency" (as such term is defined in ERISA); (II) incurred employer liability with respect to any of such Plans as determined in accordance with ERISA Sections 4062 or 4063; (III) become subject to a Lien under Section 4.12(n); or (IV) been the subject of a minimum funding waiver. Except as set forth in Schedule 4.1(u), the actuarially computed present value of the benefits of each such Employee Plan, accrued to the Applicable Plan Year-End, does not exceed the value of the assets of such Employee Plan. There have been no material changes in the financial condition of any of the Employee Plans since the Applicable Plan Year-End.

                                    (B) OTHER PLANS. AFC has provided to
                           Holdings information describing any liabilities under any retiree medical, dental or life insurance arrangement.

                                    (C) CONTRIBUTIONS. Except as disclosed in
                           Schedule 4.1(u): (I) AFC, and its Subsidiaries and each ERISA Affiliated have in all material respects made full and timely payment of all amounts required to be contributed under the terms of each Employee Plan and applicable law, or required to be paid as expenses under such Employee Plan, including PBGC premiums and amounts required to be contributed under Code Section 412; and (II) no excise taxes or Liens are assessable against AFC, its Subsidiaries or any ERISA Affiliate as a result of any nondeductible or other contributions made or not made to an Employee Plan or any other plan of an ERISA Affiliate.

                           (iv) REPORTING AND DISCLOSURE. Summary plan
                  descriptions and all other returns, reports, registration statements, prospectuses, documents, statements and communications which are required to have been filed, published or disseminated under ERISA or other federal law and the rules and regulations promulgated by the Department of Labor under ERISA and the Treasury Department or by the SEC with respect to the Employee Plans have been so filed, published or disseminated or if not so filed, published or disseminated, such failure to file, publish or disseminate will not result in a Material Adverse Effect.

                           (v) PROHIBITED TRANSACTIONS; TERMINATIONS; OTHER
                  REPORTABLE EVENTS. Except as set forth in Schedule 4.1(u), with respect to the Employee Plans neither AFC, any Subsidiary of AFC, any ERISA Affiliate, any of the Employee Plans, any trust or arrangement created under any of them, nor any trustee, fiduciary, custodian, administrator nor any person or entity holding or controlling assets of any of the Employee Plans has engaged in any "prohibited transaction" (as such term is defined in ERISA or the Code) for which there is no exception which could subject any of the foregoing persons or entities, or any person or entity dealing with them, to any tax, penalty or other cost or liability of any kind except for any tax, penalty, cost or liability that would not have a Material Adverse Effect; and no "reportable event" (as such term is defined in ERISA) has occurred with respect to any Employee Plan subject to Title IV of ERISA; and no investigation by a

                  Governmental Entity is currently underway or threatened with respect to any Employee Plan.

                           (vi)   CLAIMS FOR BENEFITS. Except as set forth in
                  Schedule 4.1(u), with respect to the Employee Plans, other than claims for benefits arising in the ordinary course of the administration and operation of the Employee Plans, as of the date hereof, no claims, investigations or arbitrations are pending or threatened against any Employee Plan or against AFC, any Subsidiary of AFC, any ERISA Affiliate, any trust or arrangement created under or as part of any Employee Plan, any trustee, fiduciary, custodian, administrator or other person or entity holding or controlling assets of any Employee Plan, and to the best of AFC's knowledge, no basis to anticipate any such claim or claims exists.

                           (vii) OTHER. With respect to the Employee Plans, each of AFC, each Subsidiary of AFC and all ERISA Affiliates have substantially complied with all of their obligations under each of the Employee Plans and with all provisions of ERISA and the Code and any and all other law applicable to the Employee Plans except insofar as a failure to comply would not have a Material Adverse Effect. No written notice has been received by AFC or any Subsidiary of AFC of any claim by any participant in the Employee Plans of any violations of such laws, and to the best of AFC's knowledge, no such claims are pending or threatened.

                           (viii) CREATION OF OBLIGATIONS BY REASON OF MERGER.
                  Except as set forth in such Schedule 4.1(u), the execution of this Agreement or the consummation of the Merger will not constitute an event under any Employee Plan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee, including any obligation to make a payment that would be nondeductible under Code Section 280G or any other Code provision.

                           (ix) NO MULTI-EMPLOYER PLANS. Except as set forth in Schedule 4.1(u), none of the Employee Plans is a Multi-Employer Plan, and neither AFC, any Subsidiary of AFC nor any ERISA Affiliate has any liability, joint or otherwise, for any withdrawal liability (potential, contingent or otherwise) under ERISA Title IV for a complete or partial withdrawal from any Multi-Employer Plan.

                 (v) MAJOR CUSTOMERS. Schedule 4.1(v) sets forth (i) the name of each customer of AFC or any of its Subsidiaries that during the year ended December 31, 1996, generated revenue of $1,000,000 or more of tobacco filters or $250,000 or more of medical diagnostic kit components or other bonded fibers products or $1,000,000 or more of any other products, (ii) the volume of such revenue from such customer for such year, and (iii) the name of each such customer as to which AFC has received a termination notice or a notice of a decrease or intended decrease in sales volume or any intent to terminate or adversely modify in any material respect its contractual or business relationship with the Fibers Business as a result of the consummation of the Merger or the Fibers Sale Agreement.

                 (w) SECTIONS 13.1-725 THROUGH 13.1-727.1. The Board of Directors of AFC has taken all action necessary to make the provisions of Sections 13.1-725 through 13.1-727.1 of the VSCA inapplicable to the Merger, including approval of the Merger and the acquisition, after execution of the Agreement, by Holdings and by Parent of beneficial ownership of more than 10% of the outstanding shares of AFC Common Stock by a majority of AFC's "disinterested directors" (as defined in Section 13.1-725 of the VSCA with respect to such acquisition by Holdings and by Parent of beneficial ownership of more than 10% of the outstanding shares of AFC Common Stock).


                 (x) ENVIRONMENTAL. Except as set forth in Schedule 4.1(x):

                            (i) no generation, storage, presence, contamination, transport, emission, discharge or "release" (as such term is defined in 42 U.S.C. Section 9601(22)) of any Hazardous Substance (as defined below) exists or is occurring (or has existed or occurred) from, or upon, any property owned, leased, used or controlled at any time by AFC or any Subsidiary in any manner that constituted or constitutes a violation of, or that reasonably could be expected to give rise to liabilities or obligations under any applicable Environmental Law;

                           (ii) there is no past or present action, activity, event, condition or circumstance (A) that could be reasonably expected to require AFC or any Subsidiary to incur costs of removal, remediation, response or corrective action (and the terms "removal," "remediation," "response" and "corrective action" include the types of activities covered by CERCLA (as defined below) pursuant to any Environmental Laws (as defined below) with respect to any Hazardous Substances or Waste (as defined below) or (B) that could be reasonably expected to give rise to any common law or statutory liability (including punitive or exemplary damages and whether assessed with respect to personal injury or property damage, damage to the natural resources or the environment or otherwise) on the part of AFC or any of its Subsidiaries;

                          (iii) Either AFC or a Subsidiary of AFC has obtained, maintained and complied with all permits, registrations, licenses, and other authorizations, has maintained all records and has made all filings required by applicable Environmental Laws (as defined below) with respect to storage, presence, contamination, generation, transport, emission, discharge or release into the environment of any substance (including solids, liquids and gases) and the proper disposal of such materials (including solid waste materials and petroleum or any fractions or by-products of it) required for AFC's or any of its Subsidiary's operations at past or present operating levels;

                        (iv) Neither AFC nor any of its Subsidiaries has received any notice of any action, activity, event, condition or circumstance covered by any of clauses (i), (ii) or (iii) above or otherwise alleging any liability under any Environmental Law;

                        (v) without limiting or being limited by the foregoing, AFC and each of its Subsidiaries is (and has been) otherwise in compliance with all Environmental Laws in respect of any of the properties owned, leased, used or controlled at any time by AFC, of any of the products, business operations or other activities of AFC and its Subsidiaries, and no facts or circumstances exist that could be reasonably expected to interfere with AFC's compliance with Environmental Laws;

                        (vi) no polychlorinated biphenyls, radioactive material, lead, asbestos-containing material, incinerator, surface impoundment, lagoon, landfill, septic, wastewater treatment or other disposal system or underground storage tank (active or abandoned) is or has been present at any real property owned or leased by AFC or any of its Subsidiaries in any manner that constituted or constitutes a violation of, or that reasonably could be expected to give rise to liabilities or obligations under any applicable Environmental Law;

                        (vii) no Hazardous Substance has been discharged, disposed of, dumped, injected, deposited, spilled, leaked, emitted or released at, on or under any real property owned or leased by AFC or any of its Subsidiaries;

                        (viii) no real property owned or leased by AFC or any of its Subsidiaries, nor any property to which Hazardous Substances located on or resulting from the use of any asset or real property owned or leased by AFC or any of its Subsidiaries have been transported is listed or, to AFC's knowledge, proposed for listing on the National Priorities List promulgated pursuant to CERCLA, on CERCLIS (as defined in CERCLA) or on any similar federal, state, local or foreign list of sites requiring investigation or cleanup;

                        (ix) there are no permits under Environmental Laws that are either nontransferable or require consent, notification or other action to remain in full force and effect following the consummation of the transactions contemplated hereby;

                        (x) there has been no environmental investigation, study, audit, test, review or other analysis conducted of which AFC has knowledge in relation to the business or assets of AFC or any of its Subsidiaries that has not been delivered to Holdings at least ten days prior to the date hereof; and

                        (xi) none of the assets owned by AFC or any of its Subsidiaries is located in New Jersey or Connecticut.

                        Schedule 4.1(x) lists all environmental site assessments, internal audits, phase I audits, and tests and reports regarding significant remediation or disposal activities, with respect to the business, assets or operations of AFC or any of its Subsidiaries or with respect to any real property owned or operated at any time by AFC or any of its Subsidiaries. "Environmental Laws" means and includes all applicable laws relating to protection of the environment, prevention or minimization of pollution, control and tracking of Hazardous Substances and Wastes, protection of human health or similar matters, including those relating to the generation, use, collection, treatment, storage, transportation, recovery, removal, discharge or disposal of Hazardous Substances and any record keeping, notification and reporting requirements of them. "Hazardous Substance" means and includes: [1] any toxic or hazardous wastes, materials, pollutants or substances, including petroleum or petroleum-based or related products and its fractions and by-products, flammables, explosives, radioactive materials, asbestos, polychlorinated byphenyls, pesticides, herbicides, pesticide or herbicide containers, untreated sewage, and industrial process sludge; [2] any substances defined as "hazardous substances" or "toxic substances" or similarly identified in or pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601 et seq., as amended; [3] "hazardous materials" as identified in or pursuant to the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801 et seq., as amended; [4] "hazardous wastes" and "regulated substances" as identified in or pursuant to the Resource Conservation and Recovery Act, 42 U.S.C.
         Section 6901 et seq., as amended; [5] any chemical substance or mixture regulated under the Toxic Substance Control Act of 1976, 15 U.S.C.
         Section 2601 et seq., as amended; [6] any "toxic pollutant" under the Clean Water Act, 33 U.S.C. Section 466 et seq., as amended; [7] any hazardous air pollutant under the Clean Air Act, 42, U.S.C. Section 7401 et seq., as amended; and [8] any toxic or hazardous wastes, materials, pollutants or substances regulated under any other applicable law, including any so-called "Super Fund" or "Super Lien" legislation relating to environmental, pollution or similar matters. "Waste" means and includes any garbage, refuse or waste, whether or not involving Hazardous Substances. For purposes of this Section, the term "AFC" shall include any entity which is, in whole or in part, a predecessor of AFC.

                 (y) ACCURACY OF SCHEDULES, CERTIFICATES AND DOCUMENTS. All information concerning AFC and its Subsidiaries contained in this Agreement, in any certificate furnished to Holdings pursuant hereto and in each schedule attached hereto is both complete (in that, except as otherwise stated therein, it represents all the information called for by the description of the respective schedule in this Agreement and does not omit to state any material fact necessary to make the statements contained therein not misleading) and accurate in all material respects; and all documents furnished to Holdings pursuant to this Agreement as being documents described in this Agreement or in any schedule attached hereto are true and complete copies of the documents that they purport to represent.

                 (z) BROKERS, FINDERS AND INVESTMENT BANKERS. None of AFC or any of its Subsidiaries or any of its officers, directors or employees have employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders' fees in connection with the transactions contemplated by this Agreement, except that AFC has arrangements with Goldman, Sachs & Co., the complete terms of which have been disclosed to Holdings.

                 (aa) INVENTORIES AND RAW MATERIALS OF FIBERS BUSINESS. The inventories set forth in the Fibers Balance Sheet were properly stated therein (after making provisions for obsolescent, obsolete, slow-moving and similar items) at the lesser of cost or fair market value determined in accordance with GAAP consistently maintained and applied. Since the Fibers Balance Sheet Date, the level of inventories related to the Fibers Business has been maintained in the ordinary course of business. All of the inventories recorded on the Fibers Balance Sheet consist of, and all inventories related to the Fibers Business on the Closing Date will consist of, items of a quality usable or saleable in the normal course of the Fibers Business consistent with past practices and are and will be in quantities sufficient for the normal operation of the Fibers Business in accordance with past practice. The level of raw materials held for use in the Fibers Business as of the Closing Date will not exceed the normal requirements of the Fibers Business for such raw materials for a period of 90 days.

                 (bb) RECEIVABLES OF THE FIBERS BUSINESS. All accounts, notes receivable and other receivables (other than receivables collected since the Fibers Balance Sheet Date) reflected on the Fibers Balance Sheet are, and all accounts and notes receivable arising from or otherwise relating to the Fibers Business at the Closing Date will be, valid and genuine. All accounts, notes receivable and other receivables arising out of or relating to the Fibers Business at the Fibers Balance Sheet Date have been included in the Fibers Balance Sheet in accordance with GAAP applied on a consistent basis.

                 (cc) EMPLOYEES OF FIBERS BUSINESS. Schedule 4.1(cc) sets forth a true and complete list of the names and titles of all employees of the Fibers Business as of January 31, 1997 and the annual salaries and other compensation of such employees as of December 31, 1996. No key employee of the Fibers Business has indicated to AFC that he intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise within one year after the Closing Date.

                 (dd) PRODUCTS OF THE FIBERS BUSINESS. Each of the products produced or sold in connection with the Fibers Business is, and at all times up to and including the sale thereof has been, (i) in compliance in all material respects with all applicable federal, state, local and foreign laws and regulations and (ii) fit for the ordinary purposes for which it is intended to be used and conforms in all material respects to any promises or affirmations of fact made on the container or label for such product or in connection with its sale. Each of such products contains adequate warnings, presented in a reasonably prominent manner, in accordance with applicable laws, rules and regulations and current industry practice with respect to its contents and use.

                 (ee) INTRACOMPANY ACCOUNTS. Schedule 4.1(ee) contains a complete list of all intracompany balances as of the Fibers Balance Sheet Date between AFC and its respective Affiliates, on the one hand, and the Fibers Business, on the other hand. Except as set forth on
         Schedule 4.1(ee), since the Fibers Balance Sheet Date there has not been any accrual of liability by the Fibers Business to AFC or any of its respective Affiliates or other transaction between the Fibers Business, on the one hand, and AFC or any of its respective Affiliates, on the other hand, except in the ordinary course of business of the Fibers Business and on terms no less favorable to the Fibers Business than obtainable on an arm's-length basis.

                 (ff)   FOREIGN CURRENCY EXPOSURES.

                        (i) Except as disclosed on Schedule 4.1(ff)(i), there has been no sales within the three years ending on December 31, 1996 of the products of the Business to any person or entity that denominated its pricing for such products in any currency other than the United States dollar (other than any sales not exceeding $50,000 per annum in the aggregate).

                        (ii) Except as disclosed on Schedule 4.1(ff)(ii), there
                 have been no purchases within the three years ending on December 31, 1996, of any raw materials or inventory used in the Fibers Business from any person or entity that denominated its pricing for such raw materials or inventory in any currency other than the United States dollar (other than any purchases not exceeding $50,000 per annum in the aggregate).

                 (gg) COMPANY NAME. To the best of AFC's knowledge, AFC has the exclusive right to use the name "Filtrona" and any derivations thereof in the United States of America and Canada.

                 (hh) INDEBTEDNESS. Except as disclosed on Schedule 4.1(hh), AFC does not have any Indebtedness, which in any case represents any lien, encumbrance, obligation or other liability to which any asset of the Fibers Business is subject or which was incurred in the operation of the Fibers Business. As used in this Agreement, Indebtedness means, at any date, without duplication, (i) all obligations of AFC for borrowed money, (ii) all obligations of AFC evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of AFC to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business, (iv) all obligations of AFC as lessee which are capitalized in accordance with GAAP, (v) all non-contingent obligations of AFC to reimburse any bank or other person or entity in respect of amounts paid under a letter of credit or similar instrument, (vi) all indebtedness secured by a Lien on any asset of AFC, whether or not such indebtedness is otherwise an obligation of AFC and (vii) all guarantees by AFC of indebtedness of another person or entity (each such guarantee to constitute indebtedness in an amount equal to the amount of such other person's or entity's indebtedness guaranteed thereby).

         4.2 REPRESENTATIONS AND WARRANTIES BY HOLDINGS, PARENT AND SUBCORP. Holdings, Parent and SubCorp, jointly and severally, represent and warrant to, and agree with, AFC as of the date hereof and as of the Closing as follows:

                  (a) ORGANIZATION AND QUALIFICATION, ETC. Holdings is a limited liability company validly existing and in good standing under the laws of the State of Georgia and has the necessary power and authority to own all its properties and assets and to carry on its business as it is now being conducted. SubCorp and Parent are corporations duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia and have the corporate power and authority to own all their properties and assets and to carry on their businesses as they are now being conducted. The copies of Holdings's Articles of Organization and Parent's and SubCorp's Articles of Incorporation and Bylaws, in each case, as amended to date, which have been delivered to AFC, are complete and correct, and such instruments, as so amended, are in full force and effect at the date hereof.

                 (b) CAPITALIZATION. The authorized equity of Holdings consists of percentage interests totaling 100%. The authorized capital stock of Parent consists of 1,000 shares of common stock, no par value, of which 100 shares are validly issued and outstanding, fully paid and non-assessable. The authorized capital stock of SubCorp consists of 1,000 shares of common stock, no par value, of which 100 shares are validly issued and outstanding, fully paid and non-assessable. Holdings owns all of the outstanding shares of Parent, and Parent owns all of the outstanding shares of SubCorp.

                 (c) AUTHORITY. Each of Holdings, Parent and SubCorp has the power and authority to execute and deliver this Agreement. SubCorp has the power and authority to consummate the Merger. The execution and delivery by Holdings of this Agreement has been duly authorized by its Managers (or a duly authorized committee thereof). The execution and delivery by each of Parent and SubCorp of this Agreement and the consummation by SubCorp of the Merger in accordance with the Plan of Merger has been duly authorized by its Board of Directors (or a duly authorized committee thereof). No other action on the part of Holdings, Parent or SubCorp is necessary to authorize the execution and delivery of this Agreement by Holdings, Parent or SubCorp or the consummation by SubCorp of the Merger in accordance with the Plan of Merger. This Agreement has been duly executed and delivered by Holdings, Parent and SubCorp and is a valid, binding and enforceable agreement of each of Holdings, Parent and SubCorp. Parent as the sole shareholder of SubCorp has approved this Agreement and the Plan of Merger.

                 (d) NON-CONTRAVENTION. The execution and delivery of this Agreement by Holdings, Parent and SubCorp do not and, subject to the expiration of the applicable waiting periods after the filings required by the HSR Act referred to in paragraph (e) below, the consummation by SubCorp of the Merger does not and will not (i) violate or conflict with any provision of the Articles of Incorporation or Bylaws of Parent or SubCorp or the Articles of Organization of Holdings or (ii) violate or conflict with, or result (with the giving of notice or the lapse of time or both) in a violation of or constitute a default under, any provision of, or result in the acceleration or termination of or entitle any party to accelerate or terminate (whether after the giving of notice or lapse of time or both) any obligation or benefit under, or result in the creation or imposition of any Lien upon any of the assets or property of Holdings, Parent or SubCorp pursuant to any provision of any contract, agreement, commitment, undertaking, arrangement or understanding to which Holdings or any of its Subsidiaries is a party or bound or to which any of their assets or properties are subject (a "Holdings Material Contract"), law, ordinance, regulation, order, arbitration award, judgment or decree to which Holdings, Parent or SubCorp is a party or by which either of them or their respective assets or properties is bound and do not and will not violate or conflict with any other restriction of any kind or character to which Holdings, Parent or SubCorp is subject or by which any of their assets or properties may be bound, and the same does not and will not constitute an event permitting termination of any Holdings Material Contract, if such violation, conflict, default, acceleration, termination, entitlement, creation or imposition of Liens would, when taken together with all other such violations, conflicts, defaults, accelerations, terminations, entitlements to accelerate, creations and impositions of Liens and events, affect materially and adversely the financial condition or results of operations of Holdings and its Subsidiaries taken as a whole.

                 (e) GOVERNMENTAL CONSENTS. Except for the filing of the Proxy Statement and filings under Rule 13e-3 promulgated by the SEC under the Exchange Act ("Rule 13e-3") with the SEC and any required filings with state securities commissions, filings with the FTC and Justice as required by the HSR Act, and the filing of the Articles of Merger with the Commission, no consent, authorization, order or approval, or filing or registration with, any Governmental Entity is required for or in connection with the execution and delivery of this Agreement by Holdings, Parent or SubCorp and the consummation by SubCorp of the Merger.

                 (f) ABSENCE OF CERTAIN CHANGES OR EVENTS. Since September 30, 1996, there has not been any material adverse change in the business, financial condition or results of operations of Holdings, Parent and its Subsidiaries, taken as a whole.

                 (g) PROXY STATEMENT. The information with respect to Holdings, its managers, officers, and Subsidiaries (including Parent and SubCorp) and its negotiations with Bunzl that shall have been supplied by Holdings or its respective authorized representatives in writing for use in the Proxy Statement will not, on the date or dates the Proxy Statement is first mailed to shareholders of AFC and at the time of the AFC Shareholders Meeting, as the Proxy Statement is then amended or supplemented, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or necessary to correct statements in any earlier filing with the SEC or amendment thereto or any earlier communication (in the preparation of which Holdings participated) to shareholders of AFC with respect to the Merger.

                 (h) ACTIVITIES OF SUBCORP. SubCorp was formed solely for the purpose of engaging in the transactions contemplated in this Agreement. Except for obligations or liabilities incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby, SubCorp has neither incurred any obligations or liabilities nor engaged in any business or activities of any type or kind whatsoever or entered into any agreements or arrangements with any person or entity.

                 (i) LEGAL PROCEEDINGS. There is no claim, action, suit, proceeding or investigation pending or, to the best of Holdings', Parent's and SubCorp's knowledge, contemplated or threatened against Holdings, Parent's, SubCorp or any of their respective Subsidiaries (or any of their respective officers, directors or managers) before any arbitrator or Governmental Entity, foreign or domestic, that seeks to prohibit, restrict or delay consummation of the Merger or any of the conditions to consummation of the Merger nor is there any judgment, decree, injunction, ruling or order of any Governmental Entity, arbitrator or other person outstanding against Holdings, Parent, SubCorp or any of their respective Subsidiaries having any such effect. As used in this Agreement, the "best of Holdings', Parent's and SubCorp's knowledge" and any other reference to the knowledge of Holdings or its officers or managers or of Parent or SubCorp or their officers or directors shall mean the actual knowledge, without independent investigation, of Frances B. Bunzl and Bennett L. Kight.

                 (j) BROKERS, FINDERS AND INVESTMENT BANKERS. None of Holdings, Parent, SubCorp or any of their respective Subsidiaries or any of their respective officers, directors, managers or employees have employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders' fees in connection with the transactions contemplated by this Agreement, except that SubCorp has arrangements with First Union Capital Markets Corp., the complete terms of which have been disclosed to AFC. SubCorp is solely responsible for and shall pay all of the fees and expenses to which First Union Capital Markets Corp. is entitled in connection with such arrangements.

                 (k) OBLIGATIONS TO FUND. Pursuant to the commitment referenced in Section 6.2(h), SubCorp will have as of the Closing Date cash in an amount sufficient to pay in U.S. dollars the Merger Consideration for each share of AFC Common Stock upon surrender of all the shares of AFC Common Stock after the consummation of the Merger and to fund the payment of the Option Payments.

                                    ARTICLE 5

                       ADDITIONAL COVENANTS AND AGREEMENTS

         5.1 CONDUCT OF BUSINESS. During the period from the date hereof to the Effective Time (except as required by law or as set forth on Schedule 5.1 and except for the transactions contemplated by this Agreement):

                 (a) OPERATION BY AFC IN THE ORDINARY COURSE OF BUSINESS. AFC shall, and shall cause each of its Subsidiaries to, (i) conduct its operations according to its ordinary and usual course of business in substantially the same manner as heretofore conducted and (ii) use its reasonable efforts to preserve intact its business organization as appropriate in the ordinary course of business consistent with past practice, to keep available the services of its officers and employees and to maintain satisfactory relationships with licensors, suppliers, distributors, customers and others having business relationships with it. AFC shall prepare and file all federal, state, local and foreign Tax Returns and other tax reports, filings and amendments thereto required to be filed by it, and allow Holdings, at its request, to review all such returns, reports, filings and amendments relating to income taxes at AFC's offices prior to the filing thereof, which review shall not interfere with the timely filing of such returns.

                  (b) FORBEARANCES BY AFC. Except as contemplated by this Agreement, neither AFC nor any of its Subsidiaries shall, without the prior written consent of Holdings, which consent shall not be unreasonably withheld:

                           (i) except as otherwise permitted pursuant to clause
                  (vi) below, intentionally incur any debt, liability or obligation, direct or indirect, whether accrued, absolute, contingent or otherwise, other than current liabilities incurred in the ordinary and usual course of business, pay any debt, liability or obligation of any kind other than such current liabilities and current maturities of existing long-term debt (including interest when due) in each case only in accordance with the terms of the document creating and evidencing such debt, fail to pay any debt when due or take or fail to take any action, the taking of which, or the failure to take of which, would permit any debt to be accelerated;

                           (ii) assume, guarantee, endorse or otherwise become
                  responsible for the obligations of any other individual, firm or corporation, or make any loans or advances to any individual, firm or corporation other than a Subsidiary notwithstanding the foregoing, AFC and each of its Subsidiaries shall be entitled to endorse checks and to make cash advances to, and reimburse the business expenses of, their respective directors, officers, employees and agents, all in the ordinary course of business consistent with past practice;

                           (iii) other than regular quarterly cash dividends at
                  the rate of $.28 per share on the AFC Common Stock consistent with past practice, declare, set aside or pay any dividend (whether in cash, capital stock or property) with respect to its capital stock, or declare or make any distribution on, redeem or purchase or otherwise acquire (other than the acquisition of AFC Common Stock from optionees in payment of the exercise price or withholding taxes upon the exercise of employee stock options outstanding on the date hereof), any AFC Common Stock, or split, combine or otherwise similarly change the outstanding AFC Common Stock, or authorize the creation or issuance of or issue or sell any shares of its capital stock or any securities or obligations convertible into or exchangeable for, or giving any person any right to acquire from it, any shares of its capital stock, or agree to take any such action, except for the issuance of AFC Common Stock upon the exercise of options described in Section 4.1(b);

                           (iv) mortgage, pledge or otherwise encumber any property or asset, except in the ordinary and usual course of business;

                           (v) sell, lease, transfer or dispose of any of its properties or assets, waive or release any rights or cancel, compromise, release or assign any indebtedness owed to it or any claims held by it, except that AFC in the ordinary and usual course of business may make such sales, leases, transfers, dispositions, waivers, releases, cancellations, compromises or assignments other than with respect to the Fibers Business;

                           (vi) make any capital expenditure or any investment of a capital nature (other than to any of its Subsidiaries) except as described in Schedule 5.1(b)(vi), either by purchase of stock or securities, contributions to capital, property transfers or otherwise, or by the purchase of any property or assets of any other individual, firm or corporation; provided, however, that AFC may make capital expenditures in the Fibers Business not in excess of $50,000 per instance or in excess of $200,000 in the aggregate and may make capital expenditures other than in the Fibers Business not in excess of $50,000 per instance or in excess of $300,000 in the aggregate.

                           (vii) fail to use commercially reasonable efforts to perform in all material respects its obligations under Material Contracts (except those being contested in good faith) or enter into, assume or amend any contract or commitment that would have been a Material Contract in effect on the date hereof other than contracts to provide goods or services entered into in the ordinary and usual course of business;

                           (viii) except for regularly scheduled increases in
                  accordance both as to timing and amount with normal prior practice, increase in any manner the compensation or fringe benefits of any of its officers or employees or pay or agree to pay any pension or retirement allowance not required by any existing plan or agreement to any such officers or employees, or commit itself to or enter into any employment agreement or any incentive compensation, deferred compensation, profit sharing, stock option, stock appreciation rights, performance shares, stock purchase, savings, consulting, severance, retirement, pension or other "fringe benefit" plan, award or arrangement with or for the benefit of any officer, employee or other person or material consulting agreement;

                           (ix) permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated or any of the coverage thereunder to lapse, unless AFC makes reasonable efforts to obtain simultaneously with such termination or cancellation replacement policies on commercially reasonable terms providing substantially the same coverage;

                           (x)    amend its Articles of Incorporation or Bylaws;

                           (xi) enter into any union, collective bargaining or similar agreement;

                           (xii) purchase or sell any raw materials, inventory or product used in, or produced by, the Fibers Business in any transaction where the pricing for such raw materials, inventory or product is in any currency other than the United States dollar;

                           (xiii) purchase any intangible assets, including,
                  without limitation, patents or trademarks;

                           (xiv) enter into an agreement to do any of the things described in clauses (i) through (xiii);

provided, however, that notwithstanding any other provision of this Section 5.1(b), AFC will not enter into a contract for construction of a building in connection with the proposed capital expenditures for a new facility at A&B Plastics or the purchase or renovation of any building for Tri-Lite Plastics without the prior written consent of Holdings, unless the chairman of the Special Committee of the AFC Board determines otherwise after requesting, and allowing a period of time determined by the chairman to receive, the views of Holdings.

In connection with the continued operation of the business of AFC and its Subsidiaries between the date of this Agreement and the Effective Time, AFC shall confer in good faith on a regular basis with one or more representatives of Holdings designated in writing to receive reports on operational matters of materiality and the general status of ongoing operations. AFC acknowledges that Holdings does not thereby waive any rights it may have under this Agreement as a result of this covenant to engage in consultations nor shall Holdings be responsible for any decisions made by AFC's officers and directors with respect to matters that are the subject of such consultation. Any act or failure to act by AFC or any of its Subsidiaries consented to in writing by Holdings shall not constitute a breach by AFC of any representation, warranty, covenant or agreement contained in this Agreement.

                  (c) CONDUCT OF THE FIBERS BUSINESS. From the date hereof until the Closing Date, AFC will promptly notify Holdings of any development or occurrence relating to the Fibers Business not in the ordinary course of business consistent with past practices or that contravenes or is reasonably likely to contravene the provisions of Section 4.1(i).

                  (d) NOTICES OF CERTAIN EVENTS. AFC shall promptly notify Holdings of each of the following of which it has notice:

                           (i) any notice or other communication from any person or entity alleging that the consent of such person or entity is or may be required in connection with the Merger or the Fibers Sale Agreement;

                           (ii) any notice or other communication from any Governmental Entity in connection with the Merger or the Fibers Sales Agreement;

                           (iii) any actions, suits, claims, investigations or
             proceedings commenced or, to its knowledge threatened against, relating to or involving or otherwise affecting AFC or the Fibers Business that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any provision of this Agreement or that relate to the consummation of the Merger or the Fibers Sale Agreement; and

                           (iv) the damage or destruction by fire or other
             casualty of any asset of the Fibers Business or in the event that any asset of the Fibers Business becomes the subject of any proceeding or, to the knowledge of AFC, threatened proceeding for the taking thereof or any part thereof or of any right relating thereto by condemnation, eminent domain or other similar governmental action.

         5.2 AFC SHAREHOLDERS MEETING. Subject to the provisions of Article 7, AFC covenants and agrees that its Board of Directors shall (a) cause the AFC Shareholders Meeting to be duly called and held in accordance with AFC's Articles of Incorporation, its Bylaws and applicable law as soon as reasonably practicable to consider and vote upon the approval of this Agreement and the Plan of Merger; (b) recommend approval of this Agreement and the Plan of Merger to the holders of the AFC Common Stock; and (c) use commercially reasonable efforts to cause such meeting to take place and to obtain the approval by the holders of the AFC Common Stock of this Agreement and the Plan of Merger in accordance with its Articles of Incorporation, Bylaws and the VSCA.

         5.3 BEST EFFORTS; FURTHER ASSURANCES; COOPERATION. Subject to the other provisions in this Agreement, the parties hereto shall each use commercially reasonable efforts to perform their respective obligations herein and to take, or cause to be taken or do, or cause to be done, all things necessary, proper or advisable under applicable law to obtain all regulatory approvals, consents, authorizations and orders and satisfy all conditions to the obligations of the parties under this Agreement and to cause the Merger to be carried out promptly in accordance with the terms hereof and shall cooperate fully with each other and their respective officers, directors, employees, agents, counsel, accountants and other designees in connection with any steps required to be taken as part of their respective obligations under this Agreement, including without limitation:

             (a) REGULATORY ACTION. AFC and Holdings shall each promptly, but in no event later than 15 days after the date of this Agreement, make the respective filings and submissions required under the provisions of the HSR Act relating to the Merger and to the Fibers Sale Agreement, and thereafter shall comply fully and promptly with any request for additional information ("second request"), voluntary request to submit information, third party subpoena or civil investigative demand that might be issued to or served on such party in connection with any investigation under the HSR Act. AFC and Holdings shall each use commercially reasonably efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable law or regulations to obtain any required approval, action, or inaction of any

         Governmental Entity with jurisdiction over the Merger or the Fiber Sales Agreement, so that the Merger may be permitted to close in accordance with its terms.

                 (b) CERTAIN LEGAL PROCEEDINGS. In the event any claim, action, suit, investigation or other proceeding by any Governmental Entity or other person is commenced which questions the validity or legality of the Merger or seeks damages in connection therewith, the parties agree to cooperate and use their best efforts to defend against such claim, action, suit, investigation or other proceeding and, if an injunction or other order is issued in any such action, suit or other proceeding, to use commercially reasonable efforts to have such injunction or other order lifted or appealed and to cooperate reasonably regarding any other impediment to the consummation of the Merger; provided, however, that nothing in this subsection (b) shall require either Holdings, Bunzl or AFC to divest any assets or business as a requirement of consummating the Merger.

                 (c) NOTICE. Each party shall give prior written notice to the other of (i) the occurrence, or failure to occur, of any event which occurrence or failure would cause, or any assertion or threatened assertion of a claim that if pursued would cause any representation or warranty of AFC, Holdings, Parent or SubCorp, as the case may be, contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Closing Date or that will result in the failure to satisfy any of the conditions specified in Article 6 and (ii) any failure of AFC, Holdings or SubCorp, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

         5.4 INVESTIGATION; CONFIDENTIALITY.

                 (a) AFC agrees to permit Holdings, Bunzl and their authorized representatives to have or cause them to be permitted to have, after the date hereof and until the Effective Time, reasonable access to the premises, books and records of AFC and its Subsidiaries at reasonable hours, and the officers of AFC and its Subsidiaries will furnish Holdings and Bunzl with such financial and operating data and other information with respect to AFC's and its Subsidiaries' businesses and properties and permit Holdings and Bunzl to meet with such AFC employees as Holdings or Bunzl shall from time to time reasonably request; provided that AFC shall be permitted to restrict Bunzl's access to commercially sensitive information regarding any business of AFC. AFC will request its auditing firm to permit Holdings and its representatives, including its auditing firm, to review the work papers of the auditing firm of AFC relating to their examination of the AFC Financial Statements. No investigation by Holdings heretofore or hereafter made shall affect the representations and warranties of AFC, and each such representation and warranty shall survive any such investigation, subject to Section 7.5.

                 (b) Holdings agrees to permit AFC and its authorized representatives to have or cause them to be permitted to have, after the date hereof and until the Effective Time, such information with respect to Holdings' business as AFC shall from time to time reasonably request.

             (c) Except as contemplated by this Agreement or as necessary to carry out the transactions contemplated hereby, all information or documents furnished hereunder shall be subject to the Confidentiality Agreement between Holdings and AFC dated June 25, 1996, and the letter agreement between Goldman, Sachs & Co., on behalf of AFC and Bunzl dated December 13, 1996 (collectively, the "Confidentiality Agreement").

         5.5 EXPENSES. Except as otherwise provided in this Agreement, whether or not the Merger is consummated, all costs and expenses (including any brokerage commissions or any finder's or investment banker's fees and including attorney's and accountants' fees) incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

         5.6 PROXY STATEMENT. Holdings and AFC shall cooperate in taking steps to (a) prepare and file with the SEC as soon as is practicable the Proxy Statement, including all information required by Rule 13e-3 and (b) use reasonable efforts to have the Proxy Statement cleared by the SEC as promptly as practicable. Promptly after the Proxy Statement has been cleared by the SEC, AFC shall mail the Proxy Statement to the holders of AFC Common Stock and AFC shall use reasonable efforts to solicit proxies in favor of the approval of this Agreement and the Plan of Merger. Holdings shall also take any action required to be taken pursuant to Rule 13e-3 or under state blue sky or other securities laws in connection with the Merger. If at any time prior to the AFC Shareholders Meeting, Holdings or AFC reasonably believes that the Proxy Statement includes an untrue statement of a material fact or omits a material fact required to be stated therein, the parties shall cooperate to distribute any required supplement or amendment to the Proxy Statement, and to comply with any resolicitation requirements, and shall provide to each other all necessary information for such amendment or supplement, all of which shall be true and correct in all material respects and shall not omit any material fact required to be included in such amendment or supplement.

         5.7 PERIODIC REPORTS. Each of AFC and Holdings covenants that it will file with the SEC on a timely basis all periodic reports and other filings required to be filed by it by the federal securities laws and regulations of the SEC thereunder from the date of this Agreement through the Effective Time, and that each such report or filing will comply in all material respects with the federal securities laws and regulations of the SEC and will not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

         5.8 PUBLIC ANNOUNCEMENTS. The timing and content of all public announcements regarding any aspect of this Agreement or the Merger to the financial community, government agencies, employees or the general public shall be mutually agreed upon in advance unless Holdings or AFC is advised in writing by legal counsel that any such announcement or other disclosure not mutually agreed upon in advance is required to be made by applicable law or applicable NASDAQ rules or regulations and then only after making a reasonable attempt to comply with provisions of this Section 5.8.

         5.9 ANTITRUST CHALLENGES. In the event a suit is instituted challenging the Merger as violative of the antitrust laws, each of Holdings and AFC will use commercially reasonable efforts to defend against such suit. Holdings and AFC will use commercially reasonable efforts to take such action as may be required by any federal or state court of the United States, in any suit brought by a private party or Governmental Entity challenging the Merger or the Fibers Sale Agreement as violative of the antitrust laws, in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that has the effect of preventing the consummation of the Merger or the Fibers Sale Agreement, including pursuing an appeal thereof; provided, however, that nothing in this Section 5.9 shall require either Holdings or AFC to divest any assets or business as a requirement of consummating the Merger or the Fibers Sale Agreement.

         5.10 EMPLOYEE MATTERS.

                  (a) STAY BONUSES AND SEVERANCE AGREEMENTS. Stay bonuses and severance agreements for employees other than John Morgan will be limited to those described on Schedule 5.10.

                  (b) EMPLOYEE BENEFIT PLAN MATTERS.

                      (i) Holdings agrees that AFC will continue in effect, without amendment (except with respect to any amendment required by the Code, ERISA or other applicable law or required to carry out Holdings' undertakings hereinafter set out), until December 31, 1997, the Employee Plans (other than the Employee Stock Ownership Plan of American Filtrona Corporation (the "ESOP")) covering employees who continue employment with Holdings or an affiliate of Holdings.

                      (ii) With respect to the American Filtrona Corporation
                  401(k) Savings and Profit Sharing Plan (the "Profit
                  Sharing Plan"), Holdings will obtain and enforce an agreement by Purchaser to make a contribution for 1997 to a substantially comparable profit sharing plan for the employees of the Fibers Business (the "Purchaser Profit Sharing Plan") equal to the amount accrued on the books of the Fibers Business as of the Closing Date as a liability (computed in accordance with past practices) for a profit sharing contribution with respect to the employees who accept employment with the purchaser of the Fibers Business (the "Purchaser") (the "Transferred AFC Employees") (such liability is hereafter referred to as the "Fibers Profit Sharing Liability"). Holdings agrees that AFC will make a profit sharing contribution to the Profit Sharing Plan equal to at least the excess of (A) the amount accrued on the books of AFC as of the Closing Date as a liability (computed in accordance with past practices) for a profit sharing contribution to the Profit Sharing Plan over (B) the amount of the Fibers Profit Sharing Liability and will make a total contribution comparable to the 1996 contribution for employees of the Plastics Business if the 1997 earnings before interest and taxes of the Plastics Business approximate such earnings in 1996. Holdings agrees to obtain and enforce an agreement by Purchaser that the Purchaser Profit Sharing Plan shall have a salary reduction arrangement under which all Transferred AFC Employees will have all service credited under the Profit Sharing Plan credited under the Purchaser Profit Sharing Plan for all plan purposes, including eligibility and vesting, and to cause AFC to transfer to the Purchaser Profit Sharing Plan the account balances under the Profit Sharing Plan of all Transferred AFC Employees.

                           (iii) Holdings agrees to obtain and enforce an
                  agreement by Purchaser to contribute to the Purchaser Profit Sharing Plan an amount equal to the liability (computed in accordance with past practices) accrued on the books of the Fibers Business as of the Closing Date for a contribution to the ESOP with respect to Transferred AFC Employees (the "Purchaser ESOP Contribution"). Holdings agrees to cause AFC to contribute to the ESOP an amount equal to the excess of (A) the liability (computed in accordance with past practices) accrued on the books of AFC as of the Closing Date over (B) the amount of the Purchaser ESOP Contribution, and to amend the ESOP to provide that all AFC employees, including all Transferred AFC Employees, are 100% vested in their accrued benefits thereunder.

                           (iv) Holdings agrees to use its best efforts to cause Purchaser to assume sponsorship of the following plans covering employees employed in the Fibers Business: the American Filtrona Corporation Pension Plan for Hourly Employees and the American Filtrona Corporation 401(k) Plan for Hourly Employees. Holdings agrees to use its best efforts to cause Purchaser to establish a defined benefit plan that
                  (A) covers AFC's salaried employees who become salaried Transferred AFC Employees; (B) meets the requirements of
                  Section 401(a) of the Code (the "Purchaser Retirement Plan"); and (C) provides that all service of such salaried Transferred AFC Employees credited with the American Filtrona Corporation Retirement Plan (the "AFC Retirement Plan") shall be credited under the Purchaser Retirement Plan for all plan purposes, including eligibility, vesting and benefit accrual. Holdings agrees to cause an amount to be transferred from the trust maintained under the AFC Retirement Plan to the trust under the Purchaser Retirement Plan calculated pursuant to the applicable provisions of Section 414(l) of the Code, with respect to salaried Transferred AFC Employees.

                           (v) Holdings agrees to use its best efforts to cause Purchaser (A) to establish and maintain through December 31, 1997 employee benefit plans (as defined in Section 3(3) of ERISA) for Purchaser's employees that are in the aggregate approximately equal to the Employee Plans sponsored and maintained by AFC for its salaried and hourly employees; and (B) to ensure that any of Purchaser's employee welfare benefit plans (as defined in Section 3(1) of ERISA) credit Transferred AFC Employees with any internal limits, deductibles or co-payments satisfied by such employees under AFC's employee welfare benefit plans.

                           (vi) Holdings will use its best efforts to cause
                  Purchaser to offer employment to all AFC employees who are active employees at the Closing Date.

                        (c) LABOR MATTERS. Holdings agrees to use its best efforts to cause Purchaser to assume any collective bargaining agreement with respect to employees of the Fibers Business in effect as of the date of the sale of the Fibers Business.

         5.11 ACCOUNTANT'S LETTERS. AFC agrees to use commercially reasonable efforts to cause to be delivered to Holdings a letter of Coopers & Lybrand L.L.P., independent auditors for AFC, dated the date of the Proxy Statement and the Closing Date (or such other dates reasonably acceptable to the parties) with respect to certain financial statements and other financial information included in the Proxy Statement, which letter shall be in form reasonably satisfactory to Holdings.

         5.12 NON SOLICITATION; COMPETING OFFERS. From the date of this Agreement until the Closing Date, neither AFC nor its officers, directors or agents shall be entitled to solicit or encourage, in any manner, including by way of furnishing information, any merger, acquisition, or takeover proposal or offer for AFC or its shares or any significant portion of its assets or businesses, however structured or to be effected, unless the Board of Directors of AFC concludes in good faith, after receiving the advice of its counsel, that the failure to take such action would violate the fiduciary obligation of the directors of AFC under applicable law; provided, however, that Holdings and Bunzl shall be notified promptly of the principal terms of all bona fide competing offers made to AFC, and AFC shall be subject to any applicable obligation to pay the Expenses and the Fee set forth in Section 7.4 in the event this Agreement is terminated.

         5.13 CONDITIONS IN FIBERS SALE AGREEMENT AND FINANCING. Holdings shall use its commercially reasonable efforts to have satisfied all conditions to the obligations of Bunzl in the Fibers Sale Agreement and to the financing obligations of Wachovia Bank of North Carolina, N.A. and other banks pursuant to the commitment letter referenced in Section 6.2(h) except for such conditions that are not within the control of Holdings and its Affiliates.

         5.14 INVESTMENT SECURITIES. AFC agrees that at the Effective Time all of its investment securities will be redeemable at par for cash within seven days or in a form traded in established securities markets.

         5.15 FILPAC INDEBTEDNESS. AFC agrees to document the indebtedness of Filpac, Inc. to AFC to the reasonable satisfaction of Holdings promptly after execution of this Agreement.

         5.16 ACCESS TO INFORMATION.

                 (a) From the date hereof until the Closing Date, AFC (i) will give Bunzl, its counsel, financial advisors, auditors and other authorized representatives full access to the offices, properties, books and records of AFC relating to the Fibers Business, (ii) will furnish to Bunzl, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Fibers Business as such persons or entities may reasonably request and (iii) will instruct the employees, counsel and financial advisors of AFC to cooperate with Bunzl in its investigation of the Fibers Business. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of AFC.

                 (b) AFC will furnish, to Bunzl and its counsel copies of those agreements, contracts and commitments of AFC relating to the Fibers Business (and, if such agreements, contracts and commitments are not reduced to writing, reasonable written details of the same) which (i) have previously been withheld from Bunzl or (ii) include obligations of confidentiality or impose restrictions on disclosure by AFC (clauses
         (i) and (ii), collectively, the "Confidential Agreements") no less than 5 business days prior to the Closing. The Confidential Agreements shall include, without limitation, agreements, contracts and commitments relating to research and/or development work and projects or contracts or agreements with or commitments to or understandings with suppliers or customers of the Fibers Business. Bunzl shall, if requested, enter into confidentiality undertakings with regard to such Confidential Agreements on such terms as Bunzl may agree, with the counterparties to such Confidential Agreements.

                 (c) AFC will disclose to Bunzl, its counsel, auditors and other authorized representatives and/or give Bunzl, its counsel, auditors and other authorized representatives, access to, not less than 5 business days before the Closing:

                           (i) The commercial terms upon which products, goods,
                  materials and services are supplied by the Fibers Business to its customers including, but not limited to, the price at which such products, goods, materials and services are sold and details of any rebates, discounts, commissions and extended credit terms paid or given to customers;

                           (ii) The commercial terms upon which products, goods,
                  materials and devices are supplied to the Fibers Business by its suppliers including, but not limited to, the price at which such products, goods, materials and services are supplied to the Fibers Business and details of any rebates, discounts and commissions paid or given to the Fibers Business;

                           (iii) The financial budgets and forecasts and
                  business plans of or relating to the Fibers Business including, but not limited to, full details of the 1997 forecast and budget and the 1997 to 1999 plan and any notes and commentaries forming part of or relating to such forecasts, budgets and plans;

                           (iv) The Jefferson Davis and White Pine facilities
                  and the Pine Glen warehouse and the Fibers Business; research and development facilities;

                           (v) Written details of any significant business or
                  commercial arrangement, commitments or understandings (whether or not reduced to writing and whether or not legally binding) related to the Fibers Business; and

                           (vi) Such access to the employees and advisors of AFC
                  as may be necessary or useful in connection with any of the foregoing.

         5.17 SETTLEMENT OF LAWSUITS. In 1994, the Office of Federal Compliance Programs issued a Notice of Violation in which it alleged that two employment screening tests used by AFC were unlawful. AFC will not settle this matter without the prior written consent of Holdings, and will not admit any liability in connection therewith.

         5.18 ASSUMPTION OF LIABILITIES. AFC acknowledges and agrees that, upon the consummation of the Merger, the Surviving Corporation shall be the successor to, and assume, all the obligations of SubCorp under the Fibers Sale Agreement.

                                    ARTICLE 6

                            CONDITIONS TO THE MERGER

         6.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Closing of each of the following conditions:

             (a) AFC SHAREHOLDER APPROVAL. This Agreement and the Plan of Merger shall have been adopted at the AFC Shareholders Meeting duly called and held in accordance with AFC's Articles of Incorporation and Bylaws and the VSCA, by the holders of more than two-thirds of the shares of AFC Common Stock outstanding and entitled to vote thereon.

             (b) HSR ACT. All applicable waiting periods under the HSR Act shall have expired or been terminated.

             (c) PROXY STATEMENT. No proceedings under the proxy rules or Rule 13e-3 of the SEC pursuant to the Exchange Act and with respect to the Merger shall be pending before or threatened by the SEC.

             (d) INJUNCTION, ETC. The consummation of the Merger will not violate the provisions of any injunction, order, judgment, decree, law or regulation applicable or effective with respect to AFC, Holdings, Parent, SubCorp or their respective officers, managers and directors. No suit or proceeding shall have been instituted by any person, or, to the best AFC's or Holdings' knowledge, shall have been threatened by any Governmental Entity, that seeks to (i) prohibit, restrict or delay consummation of the Merger or to limit in any material respect the right of Holdings to control any material aspect of the business of Holdings and its Subsidiaries or AFC and its Subsidiaries after the Effective Time, or (ii) to subject Holdings or AFC or their respective directors or officers to material liability on the ground that it or they have breached any law or regulation or otherwise acted improperly in relation to the Merger; provided, however, that in the case of any action, suit or proceeding instituted by a person other than a Governmental Entity, such action, suit or proceeding has a substantial likelihood of success in the opinion of legal counsel for the party invoking this provision.

         6.2 CONDITIONS TO OBLIGATIONS OF HOLDINGS AND SUBCORP. Consummation of the Merger is subject to the fulfillment to the reasonable satisfaction of Holdings, prior to or at the Closing, of each of the following conditions:


             (a) CONSENTS, AUTHORIZATIONS, ETC. The consents required under the items listed on Schedule 4.1(e) and all consents, authorizations, orders and approvals of, and filings and registrations with, any Governmental Entity or any nongovernmental third party (other than the filing of the Articles of Merger with the Commission) that are required for or in connection with the execution and delivery by AFC of this Agreement and the consummation by AFC of the Merger shall have been obtained or made, except where the failure to obtain such consent, authorization, order or approval would not have a Material Adverse Effect.

             (b) REPRESENTATIONS AND WARRANTIES. The representations and warranties of AFC contained in this Agreement shall have been true and correct in all respects at the date hereof and, except for changes contemplated in this Agreement, shall also be true and correct in all respects at and as of the Closing Date, with the same force and effect as if made at and as of the Closing Date, except in either case as such representations and warranties by their terms relate only to dates or periods of time prior to the Closing Date, or, in any event, except where the failure of representations or warranties to be true and correct (determined for this purpose without taking into consideration any materiality qualifier contained in such representation or warranty) in the aggregate would not have a Material Adverse Effect, and AFC shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date.

             (c) CERTIFICATE. (i) AFC shall have delivered to Holdings a certificate, dated as of the Closing Date, of the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer and the Vice President, Bonded Fiber Products of AFC to the effect that to the best of such officer's knowledge the conditions specified in paragraph (b) of this Section 6.2 have been satisfied. Such certificate shall also specify the number of issued and outstanding shares of AFC Common Stock as of the Closing Date.

             (d) OPINION AND CONFIRMATION OF AFC'S COUNSEL. Holdings,
         Parent and SubCorp shall have received an opinion and confirmation, dated as of the Closing Date, of Hunton & Williams, counsel to AFC, substantially to the effect set forth in Exhibit E hereto, with such exceptions and limitations as shall be reasonably satisfactory to Holdings.

             (e) LETTERS FROM ACCOUNTANTS. Holdings shall have received the letter of Coopers & Lybrand L.L.P. contemplated by Section 5.11.

             (f) ADDITIONAL CERTIFICATES, ETC. AFC shall have furnished to Holdings such additional certificates, opinions and other documents as Holdings may have reasonably requested as to any of the conditions set forth in Sections 6.1 and 6.2.

                  (g) RESIGNATIONS. AFC shall have delivered to Holdings, to the extent requested by Holdings, the written resignations of the directors of AFC.

                  (h) FINANCING. All conditions in the commitment of financing for the Merger from Wachovia Bank of North Carolina, N.A. and, if applicable, other banks as set forth in that certain commitment letter dated February ___, 1997 and attached hereto as Exhibit F that are not within the control of SubCorp and its Affilliates shall have been satisfied, all of which conditions SubCorp agrees to use its best commercial efforts to have satisfied.

                  (i) SATISFACTION OF CONDITIONS IN FIBERS SALE AGREEMENT. All conditions to the obligations of Bunzl in the Fibers Sale Agreement that are not within the control of Holdings and its Affiliates shall have been satisfied.

                  (j) MORGAN CONSULTING AND NON-COMPETITION AGREEMENT. John L. Morgan shall have executed and delivered a Consulting and Non-Competition Agreement with Bunzl in the form of Exhibit B to the Fibers Sale Agreement.

                  (k) MORGAN SEVERANCE AGREEMENT. AFC and John L. Morgan shall have executed a severance agreement providing for termination of his employment by AFC and its Subsidiaries as of the Effective Time providing for (i) a severance payment of $800,000 at Closing (in lieu of all salary and bonuses payable after the Effective Time and all additional accruals or contributions that would be payable after the Effective Time with respect to his interest in the AFC Pension Plan, SERP and Profit-Sharing and 401(k) Plan and in lieu of continued participation in welfare plans other than health insurance plans); and
         (ii) continued participation until December 31, 1999 as a retiree, in AFC's medical insurance plan (if generally available for retirees thereunder) on the same contributing basis as now in effect; provided, however, that Mr. Morgan will pay any premiums in excess of $9,000 for such medical insurance coverage during 1997 through 1999; and (iii) indemnification holding Mr. Morgan harmless with respect to the application of the provisions of Sections 280G and 4999 of the Code, respectively, including indemnification for any excise tax obligations and any federal, state or local income, employment-related and excise tax obligations with respect to the indemnification payments.

                  (l) TRANSFER AGENT'S CERTIFICATE. AFC shall have delivered to Holdings a certificate of the Transfer Agent for the AFC Common Stock specifying the number of issued and outstanding shares as of the Closing Date.

         6.3 CONDITIONS TO OBLIGATIONS OF AFC. Consummation of the Merger is subject to the fulfillment to the reasonable satisfaction of or waiver by AFC, prior to or at the Effective Time, of each of the following conditions:

                  (a) CONSENTS, AUTHORIZATIONS, ETC. All consents, authorizations, orders and approvals of, and filings and registrations with, any Governmental Entity or non-governmental third party (other than the filing of the Articles of Merger with the Commission), which are required for or in connection with the execution and delivery of this Agreement by Holdings, Parent and SubCorp and the consummation by SubCorp of the Merger shall have been obtained or made except where the failure to obtain such consent, authorization, or approval would not have a material adverse effect on the consolidated financial condition, results of operations, business or prospects of Holdings and its Subsidiaries taken as a whole.

                  (b) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Holdings, Parent and SubCorp contained in this Agreement shall have been true and correct in all respects at the date hereof and shall also be true and correct in all respects at and as of the Closing Date, except for changes contemplated in this Agreement, with the same force and effect as if made at and as of the Closing Date or except as such representations and warranties by their terms relate only to periods of time prior to the Closing Date or except where the failure of any representation or warranty to be true and correct would not have a material adverse effect on the consolidated financial condition, results of operation, business or prospects of Holdings and its Subsidiaries taken as a whole; and Holdings shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date.

                  (c) CERTIFICATE. Holdings shall have delivered to AFC a certificate, dated as of the Closing Date, of the Chief Executive Officer of Holdings to the effect that the conditions specified in paragraph (b) of this Section 6.3 have been satisfied.

                  (d) OPINION AND CONFIRMATION OF HOLDINGS', PARENT'S AND SUBCORP'S COUNSEL. AFC shall have received an opinion and confirmation, dated as of the Closing Date, of Sutherland, Asbill & Brennan, L.L.P. counsel to Holdings, Parent and SubCorp, to the effect set forth in Exhibit E hereto, with such exceptions and limitations as shall be reasonably satisfactory to AFC.

                  (e) ADDITIONAL CERTIFICATES, ETC. Holdings shall have furnished to AFC such additional certificates, opinions and other documents as AFC may have reasonably requested as to any of the conditions set forth in Sections 6.1 and 6.3.

                  (f) SATISFACTION OF CONDITIONS IN FIBERS SALE AGREEMENT. All conditions to the obligations of Bunzl in the Fibers Sale Agreement shall have been satisfied, and the cash consideration payable thereunder to the Surviving Corporation at Closing shall have been made available to the Surviving Corporation.

                  (g) FAIRNESS OPINION. The fairness opinion of Goldman, Sachs & Co. with respect to the Merger shall not have been withdrawn.

                                    ARTICLE 7

                           TERMINATION AND ABANDONMENT

             7.1 TERMINATION AND ABANDONMENT. This Agreement and the Merger may be terminated and abandoned at any time prior to the Effective Time:

                 (a) By mutual action of the Board of Directors of AFC and the Managers of Holdings, whether before or after any action by AFC's shareholders.

                 (b) By Holdings:

                           (i) if any event shall have occurred as a result of which any condition set forth in Section 6.2 is no longer capable of being satisfied;

                           (ii) if there has been a breach by AFC of any representation or warranty contained in this Agreement that would have a Material Adverse Effect, or there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of AFC, which breach is not curable, or, if curable, is not cured within 15 days after written notice of such breach is given by Holdings to AFC;

                           (iii) if AFC (or its Board of Directors) shall have
                  authorized, recommended, proposed or publicly announced its intention to enter into a Competing Transaction (as defined below) that has not been consented to in writing by Holdings; or

                           (iv) if the Board of Directors of AFC shall have withdrawn or materially modified its authorization, approval or favorable recommendation to the shareholders of AFC with respect to the Plan of Merger or this Agreement in a manner adverse to Holdings or shall have failed to make such favorable recommendation.

                  (c) By AFC:

                           (i) if any event shall have occurred as a result of which any condition set forth in Section 6.3 is no longer capable of being satisfied; or

                           (ii) if there has been a breach by Holdings, Parent or SubCorp of any representation or warranty contained in this Agreement which would have or would be reasonably likely to have a material adverse effect on the consolidated financial condition, results of operations or business of Holdings and its Subsidiaries taken as a whole or the ability of Holdings, Parent or SubCorp to consummate the Merger, or there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of Holdings, Parent or SubCorp, which breach is not curable or, if curable, is not cured within 15 days after written notice of such breach is given by AFC to Holdings.

                  (d) By AFC if because of its receipt of a proposal with respect to a Competing Transaction, the Board of Directors concludes, in good faith, after receiving advice of its legal counsel that such termination is in the best interests of AFC and its shareholders.

                  (e) By Holdings or AFC if there shall have occurred (i) any general suspension of, or limitation on, trading in securities generally on NASDAQ continuing for a period of fifteen (15) business days, or (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States continuing for a period of fifteen (15) business days.

                  (f) By either Holdings or AFC if (i) any event shall have occurred as a result of which any condition set forth in Section 6.1 is no longer capable of being satisfied or (ii) the Merger shall not have been consummated by June 30, 1997; provided, however, that, in either case, the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that proximately contributed to the failure of any such condition to be satisfied or the failure to consummate the Merger.

As used herein, a "Competing Transaction" shall mean (i) any merger, consolidation, share exchange, business combination, or other similar transaction involving AFC or a significant Subsidiary of AFC; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of the assets of AFC, taken as a whole, in a single transaction or series of transactions; (iii) any tender or exchange offer for 25% or more of the outstanding shares of AFC Common Stock or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

         7.2 SPECIFIC PERFORMANCE. The parties acknowledge that the rights of each party to consummate Merger are special, unique, and of extraordinary character, and that, in the event that either violates or fails and refuses to perform any covenant made by it herein, the other party or parties will be without adequate remedy at law. Each party agrees, therefore, that, in the event that it violates or fails and refuses to perform any covenant made by it herein, the other party or parties so long as it or they are not in breach hereof, may, in addition to any remedies at law, institute and prosecute an action in a court of competent jurisdiction to enforce specific performance of such covenant or seek any other equitable relief.

         7.3 RIGHTS AND OBLIGATIONS UPON TERMINATION. If this Agreement is not consummated for any reason, each party will redeliver all documents, work papers, and other materials of any party relating to the Merger, whether obtained before or after the execution hereof, to the party furnishing the same, except to the extent previously delivered to third parties in connection with the Merger, and no information received by any party hereto with respect to the business of any other party shall be used for the advantage of, or disclosed to third parties by, such party to the detriment of the party furnishing such information; provided, however, that this Section 7.3 shall not apply to any documents, work papers, material, or information that, through no act or failure to act by any other party hereto (a) is a matter of public knowledge or (b) heretofore has been or hereafter is published in any publication for public distribution or filed as public information with any Governmental Entity.

         7.4 CERTAIN FEES AND EXPENSES. AFC acknowledges that Holdings has spent, and will be required to spend, substantial time and effort in examining the business, properties, affairs, financial condition and prospects of AFC and its Subsidiaries and has incurred, and will continue to incur, substantial fees and expenses in connection with such examination, the preparation of this Agreement and the accomplishment of the Merger. Therefore, to induce Holdings to enter this Agreement:

             (a) EXPENSES. In the event that AFC terminates this Agreement pursuant to Section 7.1(d) or Holdings terminates this Agreement pursuant to Section 7.1(b)(iii) or Section 7.1(b)(iv) and at the time there exists a Competing Transaction, then AFC shall reimburse Holdings for the total amount of the Expenses. For purposes of this Section 7.4, "Expenses" shall include all reasonable out-of-pocket expenses and fees (including, without limitation, fees and expenses payable to all investment banking firms and their respective agents and counsel, and all reasonable fees of counsel, accountants, experts and consultants to Holdings) actually incurred by Holdings or on its behalf or by Bunzl or on its behalf in connection with the Merger and all transactions contemplated by this Agreement, including the sale of the Fibers Business to Bunzl; provided, however, that Expenses shall be limited to 1% of the product of the Merger Consideration multiplied by the total number of shares of outstanding AFC Common Stock. The Expenses, if due, shall be paid promptly after such termination.

             (b) FEE. If this Agreement is terminated pursuant to Section 7.1(d) by AFC or pursuant to Section 7.1(b)(iii) or 7.1(b)(iv) by Holdings and a Competing Transaction is consummated on or before February 28, 1998, then AFC shall pay to Holdings promptly after the consummation of the Competing Transaction a fee in the amount of 2% of the product of the Merger Consideration multiplied by the total number of shares of outstanding AFC Common Stock in addition to the amount of any Expenses paid or payable under subsection (a) above (the "Fee"), not as a penalty but as full and complete liquidated damages.

The Expenses and the Fee shall be payable to Holdings notwithstanding that any action taken by the Board of Directors of AFC that may give rise to the obligation to pay the Expenses and the Fee may have been taken in accordance with the fiduciary duties of the Board of Directors.

             (c) PAYMENT. Any payment required pursuant to this Section 7.4 shall be made as promptly as practicable, but in no event later than three business days after Holdings' delivery to AFC of a statement setting forth the amount payable and the facts causing such amount to be payable, including (if applicable) the Expenses in reasonable detail, and shall be made by wire transfer of immediately available funds to an account designated by Holdings. In the event that Holdings is entitled to the Expenses or the Fee, AFC shall also pay to Holdings interest at the rate of 8.0% per year on any amounts that are not paid when due, plus all costs and expenses in connection with or arising out of the enforcement of the obligation of AFC to pay the Expenses, the Fee or such interest.

         7.5 EFFECT OF TERMINATION. Except for the provisions of Sections 5.4, 5.5, 5.12, 7.3, 7.4, this Section 7.5 and Article 8, which shall survive any termination of this Agreement, in the event of the termination and abandonment of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void and have no further effect, without any liability on the part of any party hereto or its respective officers, directors or shareholders; provided, however, that except as expressly set forth in Section 7.4(b), nothing in this Section
7.5 shall relieve any party from liability for the knowing and intentional breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.


                                    ARTICLE 8

                               GENERAL PROVISIONS

         8.1 WAIVER OF CERTAIN CONDITIONS. Any party may, at its option, waive in writing any or all of the conditions herein contained to which its obligations hereunder are subject, except that the conditions contained in
Section 6.1, and Section 6.2(a) (with respect to consents and authorizations, orders and approvals of, and filings and registrations with, any Governmental Entity) and Section 6.3(a) (with respect to consents and authorizations, orders and approvals of, and filings and registrations with, any Governmental Entity) may not be so waived.

         8.2 NOTICES. All notices and other communications under this Agreement shall be in writing and may be given by any of the following methods: (a) personal delivery; (b) facsimile transmission; (c) registered or certified mail, postage prepaid, return receipt requested; or (d) overnight delivery service requiring acknowledgment of receipt. Any such notice or communication shall be sent to the appropriate party at its address or facsimile number given below (or at such other address or facsimile number for such party as shall be specified by notice given hereunder):

                           If to Holdings, Parent or SubCorp, to:

                                    WBT Holdings LLC
                                    999 Peachtree Street, N.E. Suite 2300
                                    Atlanta, Georgia  30309-3996
                                    Telecopier: (404) 853-8806
                                    Attention:  Bennett L. Kight, President
                                    with a copy to:

                                    Sutherland, Asbill & Brennan, L.L.P.
                                    999 Peachtree Street, N.E., Suite 2300
                                    Atlanta, Georgia 30309-3996
                                    Fax No. (404) 853-8806
                                    Attention:  George L. Cohen, Esq.

                            If to AFC, to:

                                    3951 Westerre Parkway, Suite 300
                                    Richmond, Virginia 23233
                                    Fax No. (804) 346-0164
                                    Attention:  John L. Morgan

                                    with a copy to:

                                    Hunton & Williams
                                    951 East Byrd Street
                                    Richmond, Virginia 23219-4074
                                    Fax No. (804) 788-8218
                                    Attention:  C. Porter Vaughan, III, Esquire

All such notices and communications shall be deemed received upon (i) actual receipt thereof by the addressee, (ii) actual delivery thereof to the appropriate address as evidenced by an acknowledged receipt, or (iii) in the case of a facsimile transmission, upon transmission thereof by the sender and confirmation of receipt. In the case of notices or communications sent by facsimile transmission, the sender shall contemporaneously mail or deliver a copy of the notice or communication to the addressee at the address provided for above. However, such mailing shall in no way alter the time at which the facsimile notice or communication is deemed received.

         8.3 TABLE OF CONTENTS; HEADINGS. The Table of Contents, cross reference pages and headings contained herein are for convenience of reference only, do not constitute a part of this Agreement, and shall not be deemed to limit or affect any of the provisions hereof.

         8.4 AMENDMENT. Except as otherwise provided in Section 13.1-718(I) of the VSCA, this Agreement or the Plan of Merger may be amended, at any time before or after the approval of this Agreement and the Plan of Merger by the holders of AFC Common Stock, by action of the respective Boards of Directors of AFC, Parent and SubCorp and the Managers of Holdings, without action by the shareholders or members thereof. Any variation, modification or amendment to this Agreement must be made in writing and executed by each of the parties hereto.

         8.5 NO SURVIVAL OF REPRESENTATIONS, WARRANTIES OR COVENANTS. None of the representations or warranties made in Article 4 or the covenants made in
Article 5 shall survive the Closing Date.

         8.6 SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any party hereto. Upon any such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Merger as contemplated by the Plan of Merger is consummated.

         8.7 WAIVER. The failure of any party hereto at any time or times to require performance of any provision hereof shall in no manner affect the right to enforce the same. No waiver by any party of any condition, or the breach of any term, provision, warranty, representation, agreement or covenant contained in this Agreement or the other agreements contemplated hereby, whether by conduct or otherwise, in any one or more instances shall be deemed or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of the breach of any other term, provision, warranty, representation, agreement or covenant herein or therein contained.

         8.8 NO THIRD PARTY BENEFICIARIES; ASSIGNMENT. This Agreement shall inure to the benefit of the parties and their respective successors and permitted assignees. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity; provided, however, that all persons who are beneficiaries of Sections 5.4(a), 5.10 or 5.12 shall be entitled to enforce the provisions of those sections, respectively. Except for assignments to wholly-owned subsidiaries (direct or indirect) of Holdings, in which event Holdings shall remain liable for the performance of this Agreement, no transfer or assignment (including by operation of law) of this Agreement or of any rights or obligations under this Agreement may be made by any party without the prior written consent of the other parties and any attempted transfer or assignment without that required consent shall be void. No transfer or assignment by a party of its rights under this Agreement shall relieve it of any of its obligations to the other parties under this Agreement.

         8.9 TIME OF THE ESSENCE; COMPUTATION OF TIME. Time is of the essence of each and every provision of this Agreement. Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement shall fall upon Saturday, Sunday or a public or legal holiday, the party having such right or duty shall have until 5:00 p.m. Atlanta, Georgia time on the next succeeding regular business day to exercise such right or to discharge such duty.

         8.10 COUNTERPARTS. This Agreement may be executed by each party upon a separate copy, and in such case one counterpart of this Agreement shall consist of enough of such copies to reflect the signatures of all of the parties. This Agreement may be executed in two or more counterparts, each of which shall be an original, and each of which shall constitute one and the same agreement. Any party may deliver an executed copy of this Agreement and of any documents contemplated hereby by facsimile transmission to another party and such delivery shall have the same force and effect as any other delivery of a manually signed copy of this Agreement or of such other documents.

         8.11 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, without giving effect to the conflicts of law principles thereof.

         8.12 ENTIRE AGREEMENT. This Agreement (with its Schedules and Exhibits) and the Confidentiality Agreement contain, and are intended as, a complete statement of all the terms of the arrangements among the parties with respect to the matters provided for, supersede any previous agreements and understandings between the parties with respect to those matters and cannot be changed or terminated orally.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.


                                        AMERICAN FILTRONA CORPORATION


                                        /s/ John L. Morgan
                                        ------------------------------------
                                        Name: John L. Morgan
                                        Title: Chairman



                                        WBT HOLDINGS LLC


                                        /s/ Bennett L. Kight
                                        ------------------------------------
                                        Name: Bennett L. Kight
                                        Title: President




                                        WB PARENT CORP.


                                        /s/ Bennett L. Kight
                                        ------------------------------------
                                        Name: Bennett L. Kight
                                        Title: President




                                        WB ACQUISITION CORP.


                                        /s/ Bennett L. Kight
                                        ------------------------------------
                                        Name: Bennett L. Kight
                                        Title: President

                                                                      EXHIBIT H


                             [WACHOVIA LETTERHEAD]


FEBRUARY 19,1997



WB Acquisition Corp.
999 Peachtree Street, N.E.
Atlanta, GA 30309-3996

Attn:    Mr. Bennett Kight
         President, WB Acquisition Corp

Re: Mandate and Commitment Letter: $100,000,000 term loan and revolving credit facility (the "Facility') from Wachovia Bank of Georgia, N.A. as Agent ("WBGA") and Wachovia Bank of North Carolina, N.A. as a Bank ("WBNC") (WBGA and WBNC are collectively referred to herein as "Wachovia), and certain other Banks, in favor of WB Acquisition Corp. (the "Borrower') in connection with its merger (the "Merger') with American Filtrona Corporation ("AFC")

Dear Bennett:

         Wachovia is pleased to confirm to the Borrower the commitment of WBNC (the "Wachovia Commitment"), subject to satisfactory completion of due diligence, to arrange and fund the Facility in an amount not to exceed $100,000,000, upon the terms and conditions described in this letter and in the Term Sheet (the "Term Sheet"). Wachovia reserves the right to exercise its commercially reasonable efforts to bring together a group of Banks (including
WBNC) to fund the Facility, whereby WBGA would serve as the agent (in such capacity, the "Agent"), and the Banks would collectively issue several commitments to fund the Facility; provided that, WBNC's commitment to fund the Facility is not contingent upon Wachovia's ability to bring together such a group of Banks. In connection with such efforts, Wachovia will periodically advise the Borrower as to the progress of the syndication process. This letter and the Term Sheet shall presume that such a group of Banks will be assembled by Wachovia. If WBNC is the only Bank to fund the Facility, references in this letter and the Term Sheet which relate solely to the Facility being funded by a group of Banks will be without meaning and shall be ignored. Capitalized terms contained in either this letter or the Term Sheet, but not defined in either this letter or the Term Sheet, shall be defined in and have the meanings attributed thereto in the definitive Credit Agreement.

         Without the prior written consent of Wachovia, the contents or the existence of this letter and the Term Sheet may not be disclosed to any person (including, without limitation, any other Bank), either orally or in writing (except by the Borrower (i) to the Borrower's and its respective Affiliates' directors, officers, employees, legal counsel, financial advisors and accountants on a confidential basis, (ii) to American Filtrona Corporation, Bunzl Plc, and their respective advisors on a confidential basis, and (iii) as required by law). The confidentiality agreement set forth in the preceding sentence shall be effective regardless of whether this letter is signed by the Borrower.

WB Acquisition Corp.
February 19,1997
Page 2

A.       Terms and Conditions of the Facility.

         The principal terms and conditions of the Facility will include those set forth herein and in the Term Sheet. Certain other customary terms and conditions found in transactions of the type contemplated hereby may be required by Wachovia as a condition precedent to the funding of the Facility although such terms and conditions may not be specifically stated herein or in the Term Sheet. The Wachovia Commitment is further subject to (i) completion of a due diligence review satisfactory to Wachovia in all respects regarding the acquisition of AFC and the condition (financial, business and other), operations, assets, nature of assets, prospects, books, records and liabilities of AFC; (ii) the conditions that no material adverse change shall have occurred in the condition (financial, business or other), operations, assets, nature of assets, prospects, or liabilities of AFC since December 31, 1995; (iii) there shall have been no material adverse change in the market for syndicated bank credit facilities generally or a material adverse change in banking conditions generally; and (iv) the simultaneous closing of the Merger and the sale of the bonded fibers business of AFC to Bunzl Plc pursuant to a definitive agreement for the sale of the bonded fibers business of AFC to Bunzl Plc the terms and conditions of which must be reviewed and approved by Wachovia.

         The Borrower agrees to pay to Wachovia the fees set forth in that certain fee letter agreement to be entered into by the Borrower and Wachovia of even date.

B.       General.

         1. Indemnity; Expenses. The Borrower agrees to indemnify and hold harmless Wachovia and its affiliates and the officers, directors, employees, attorneys and agents of, and Persons controlling any of them or any of its affiliates within the meaning of the Securities Act of 1933 or the Securities Exchange Act of 1934 (all such persons being hereinafter referred to as "Indemnified Persons"), whether or not the Loan Documents are executed by Wachovia or any other Bank or Loans are actually made under the Facility by Wachovia or any other Bank, from and against all losses, damages, liabilities or expenses of any kind or nature whatsoever, caused by any act or omission to act by the Borrower or any of the Borrower's agents, that may be incurred by or asserted against or involve any Indemnified Person in any and all actions, suits, proceedings (including any investigations or inquiries) or claims with respect to the transactions contemplated hereby (whether or not consummated) or the preparation, execution and delivery of this letter and the preparation, filing and dissemination of all documents in connection therewith, and, upon demand by Wachovia, to pay or reimburse any such Indemnified Person for any reasonable legal or other expenses incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any inquiry or investigation) or claim, it being understood that Wachovia shall have the right to select its own counsel in connection with such matters; provided however, that the Borrower shall not be responsible to any such Indemnified Person for any losses, damages, liabilities or expenses which are finally judicially determined to have resulted from such Indemnified Person's gross negligence or willful misconduct. The indemnification provisions set forth herein shall apply whether or not Wachovia, is a party to any such action, suit, proceeding or

WB Acquisition Corp.
February 19, 1997
Page 3

claim and are expressly intended to cover, but not be limited to, reimbursement of legal and other expenses, including expenses incurred in depositions or other discovery proceedings. The indemnity obligations of the Borrower hereunder shall be in addition to, and not in limitation of, any other liability or obligation that the Borrower or any other Person may have.

The out-of-pocket costs and expenses of Wachovia (including, without limitation, the reasonable fees and expenses of counsel to Wachovia) incurred in connection with Wachovia's due diligence efforts, the syndication of the Facility, the preparation, execution and delivery of this letter, the Term Sheet, the definitive Credit Agreement, the other Loan Documents, and the transaction contemplated hereby and thereby shall be paid by the Borrower, regardless of whether the Loan documents are executed or any funding of the Facility occurs.

     2. CONSEQUENTIAL DAMAGES. WACHOVIA SHALL NOT BE RESPONSIBLE OR LIABLE TO THE BORROWER OR ANY OTHER PERSON OR ENTITY FOR ANY PUNITIVE, EXEMPLARY OR CONSEQUENTIAL DAMAGES WHICH MAY BE ALLEGED AS A RESULT OF THIS LETTER, THE TERM SHEET, THE LOAN DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

     3. Survival; Effectiveness. The confidentiality agreement contained in the second paragraph of this letter, together with the provisions of Paragraph A.2. (regarding the Agent's Structuring Fee), this Paragraph 3 and Paragraphs B.1 and
B.2. hereof shall survive any termination or expiration of this letter.

     4. Acceptance; Termination. If you are in agreement with the foregoing, please sign and return this letter to Wachovia Bank of North Carolina, N.A., 100 North Main Street, Winston-Salem NC 27150-7202; Attention: Mr. Haywood Edmundson. Unless you have signed and Wachovia shall have received this letter prior to 5:00 p.m., Atlanta, Georgia time, February 20, 1997, Wachovia's obligations hereunder shall terminate as of such time on such date. Wachovia shall not have any obligation to serve as agent for the Facility or fund the Wachovia Commitment unless the definitive Loan Documents are executed and delivered by all parties on or before June 30, 1997 (the "Expiration Date"), provided that the Borrower may extend the Expiration Date until July 31, 1997 by providing to Wachovia on or before June 15, 1997: (1) written notice of the Borrower's desire to extend the Expiration Date for one month; and (2) payment to Wachovia of $25,000 for such one month extension. In addition to the foregoing, this letter may be terminated (including, without limitation, any and all obligations of Wachovia hereunder) prior to the Expiration Date (i) by mutual agreement, (ii) by Wachovia if Wachovia determines that any condition precedent to the funding obligations contemplated by this letter, the Term
Sheet or the definitive Loan Documents cannot or will not be satisfied prior to the Expiration Date, (iii) by Wachovia if the Merger Agreement is not executed by the Borrower and AFC on or before February 28, 1997, or (iv) by Wachovia in the event that Wachovia determines as a result of its due diligence review of AFC or the acquisition of AFC or its negotiation of the Loan Documents, that any matter which under the terms and conditions hereof must be acceptable to Wachovia is not, as of the proposed time of closing, will not be, acceptable to Wachovia.

WB Acquisition Corp.
February 19, 1997
Page 4

         5. Miscellaneous. This letter may be executed in any number of counterparts which, taken together, shall constitute one original. This letter is solely for the benefit of the Borrower and Wachovia and no provision hereof shall be deemed to confer rights on any other Person. This letter may not be assigned by the Borrower to any other person or entity, but all of the obligations of the Borrower hereunder shall be binding upon the successors of the Borrower. This letter will be governed by and construed in accordance with the law of the State of Georgia without regard to principles of conflicts of law. No portion of this letter shall be construed against or interpreted to the disadvantage of any party hereto by any court or other governmental or judicial authority by reason of such party having or being deemed to have drafted, structured, or dictated such provision. This letter and the Term Sheet embody the entire agreement and understanding between the parties hereto in respect of the transactions contemplated hereby and supersede all prior negotiations, understandings and agreements between such parties in respect of such transactions. no condition or other term of this letter or the Term Sheet may be waived or modified except by a writing signed by the Borrower and Wachovia. The requirement of a writing to waive or modify provisions of this letter cannot itself be waived or otherwise negated by any agreement or other conduct of the parties, express or implied, other than by a writing to that effect signed by both parties.

         6. Loan Documents. This letter and the Term Sheet do not contain all of the terms and provisions pertaining to the Facility. This Borrower's definitive rights, duties, obligations and liabilities and those of Wachovia and any other Banks will be more particularly described in the definitive Loan Documents. If there is any conflict between the provisions of this letter or the Term Sheet and the provisions of the Loan Documents, the provisions of the Loan Documents will control.

                                 Very truly yours,
                                 WACHOVIA BANK OF GEORGIA, N.A.,
                                 as Agent

                                 By: /s/ Katherine W. Howland
                                     ----------------------------
                                          Title:  Vice President
                                          -----------------------


                                 WACHOVIA BANK OF NORTH
                                 CAROLINA, N.A., as a Bank

                                 By: /s/ Haywood Edmundson, V
                                     ----------------------------
                                          Title:  Vice President
                                          -----------------------

                                 Accepted and Agreed to as of this
                                 19th day of February, 1997

                                 WB Acquisition Corp

                                 By: /s/ Bennett L. Kight
                                    -------------------------
                                    Title: President
                                          -------------------

                                                                       EXHIBIT I




                            FIBERS SALE AGREEMENT


                                 dated as of

                              February 19, 1997

                                   between



                            FIL ACQUISITION CORP.



                                     and



                            WB ACQUISITION CORP.

                             TABLE OF CONTENTS(1)






                                   ARTICLE 1

                                  DEFINITIONS


                                                                                                     Page
                                                                                                     ----
 1.01.       Definitions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1


                                                  ARTICLE 2

                                              PURCHASE AND SALE


 2.01.       Purchase and Sale . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
 2.02.       Excluded Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
 2.03.       Assumed Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
 2.04.       Excluded Liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
 2.05.       Assignment of Contracts and Rights  . . . . . . . . . . . . . . . . . . . . . . . . . .  11
 2.06.       Purchase Price; Allocation of Purchase Price  . . . . . . . . . . . . . . . . . . . . .  11
 2.07.       Closing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
 2.08.       Closing Date Working Capital; Closing Date Fixed Assets; Purchase Price
             Adjustment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

                                                  ARTICLE 3

                                  REPRESENTATIONS AND WARRANTIES OF SELLER

 3.01.       Corporate Existence and Power . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
 3.02.       Corporate Authorization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
 3.03.       Governmental Authorization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
 3.04.       Non-Contravention . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
 3.05.       Required and Other Consents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
 3.06.       Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
 3.07.       Absence of Certain Changes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
 3.08.       Properties  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18





_______________________

     1 The Table of Contents is not a part of this Agreement.

                                                                                                    Page
                                                                                                    ----
 3.09.       Sufficiency of and Title to the Purchased Assets  . . . . . . . . . . . . . . . . . . .  19
 3.10.       No Undisclosed Liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
 3.11.       Litigation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
 3.12.       Material Contracts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
 3.13.       Licenses and Permits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
 3.14.       Insurance Coverage  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
 3.15.       Compliance with Laws and Court Orders . . . . . . . . . . . . . . . . . . . . . . . . .  23
 3.16.       Inventories . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
 3.17.       Receivables . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
 3.18.       Intellectual Property . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
 3.19.       Employees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
 3.20.       Products  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
 3.21.       Finders' Fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
 3.22.       Environmental Compliance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
 3.23.       Intracompany Accounts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
 3.24.       Foreign Currency Exposures  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
 3.25.       Representations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30


                                                  ARTICLE 4

                                   REPRESENTATIONS AND WARRANTIES OF BUYER


 4.01.       Organization and Existence  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
 4.02.       Corporate Authorization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
 4.03.       Governmental Authorization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
 4.04.       Non-Contravention . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
 4.05.       Finders' Fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31
 4.06.       Litigation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31


                                                  ARTICLE 5

                                             COVENANTS OF SELLER


 5.01.       Conduct of the Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31
 5.02.       Access to Information; Confidentiality  . . . . . . . . . . . . . . . . . . . . . . . .  31
 5.03.       Notices of Certain Events . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
 5.04.       Noncompetition  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
 5.05.       Amendment of Merger Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
 5.06.       Supplemental Disclosure . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
 5.07.       Certain Permits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
 5.08.       Insurance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35

                                                                                                    Page
                                                                                                    ----
 5.09.       Intracompany Indebtedness . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36
 5.10.       Trademarks; Tradenames  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36
 5.11.       OFCCP . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
 5.12.       Post-Closing Payments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37


                                                  ARTICLE 6

                                             COVENANTS OF BUYER


 6.01.       Access  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38
 6.02.       Use of Name . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38


                                                  ARTICLE 7

                                          COVENANTS OF BOTH PARTIES


 7.01.       Best Efforts; Further Assurances  . . . . . . . . . . . . . . . . . . . . . . . . . . .  39
 7.02.       Certain Filings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39
 7.03.       Public Announcements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  40
 7.04.       WARN Act  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  40
 7.05.       Notice of Certain Events  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  40
 7.06.       Access  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41


                                                   ARTICLE 8

                                                  TAX MATTERS


 8.01.       Tax Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41
 8.02.       Tax Cooperation; Allocation of Taxes  . . . . . . . . . . . . . . . . . . . . . . . . .  42


                                                   ARTICLE 9

                                                EMPLOYEE BENEFITS


 9.01.       Employees and Offers of Employment  . . . . . . . . . . . . . . . . . . . . . . . . . .  43
 9.02.       Severance Obligations and COBRA Costs . . . . . . . . . . . . . . . . . . . . . . . . .  44
 9.03.       Collective Bargaining Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44
 9.04.       Seller's Employee Benefits Plans  . . . . . . . . . . . . . . . . . . . . . . . . . . .  44
 9.05.       Buyer Benefit Plans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  45

                                                                                                      Page
                                                                                                      ----
  9.06.       Hourly Pension Plan . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  46
  9.07.       Salaried Pension Plan . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  46
  9.08.       Hourly 401(k) Plan  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  48
  9.09.       Salaried 401(k) Plan  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  48
  9.10.       Certain Salaried Employee Benefit Services  . . . . . . . . . . . . . . . . . . . . . .  49
  9.11.       Sharing of Benefits-Related Information   . . . . . . . . . . . . . . . . . . . . . . .  50
  9.12.       No Third Party Beneficiaries  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  50


                                                 ARTICLE 10

                                            CONDITIONS TO CLOSING


  10.01.      Conditions to the Obligations of Each Party . . . . . . . . . . . . . . . . . . . . . .  50
  10.02.      Conditions to Obligation of Buyer . . . . . . . . . . . . . . . . . . . . . . . . . . .  51
  10.03.      Conditions to Obligation of Seller  . . . . . . . . . . . . . . . . . . . . . . . . . .  53


                                                 ARTICLE 11

                                          SURVIVAL; INDEMNIFICATION


  11.01.      Survival  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  54
  11.02.      Indemnification . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  55
  11.03.      Procedures  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  55
  11.04.      Exclusive Remedies  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  56


                                                 ARTICLE 12

                                                 TERMINATION

  12.01.      Grounds for Termination . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  57
  12.02.      Effect of Termination . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  57

                                  ARTICLE 13

                                 MISCELLANEOUS


                                                                                                     Page
                                                                                                     ----
 13.01.      Notices . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  58
 13.02.      Amendments and Waivers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  59
 13.03.      Successors and Assigns  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  59
 13.04.      Governing Law; Arbitration; Consent to Jurisdiction . . . . . . . . . . . . . . . . . .  59
 13.05.      Counterparts; Effectiveness . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  61
 13.06.      Third Party Beneficiaries . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  61
 13.07.      Bulk Sales Laws . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  61
 13.08.      Captions; Schedules . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  61

 Exhibit A -- Form of Assumption and Assignment Agreement
 Exhibit B -- Form of Consulting and Non-Competition Agreement

 Schedule 1.01          Seller Employees
 Schedule 2.01(x)       Shared Tangible or Intangible Property
 Schedule 2.02          Excluded Assets
 Schedule 2.08          Computation of Closing Date Working
                        Capital, Closing Date Fixed Assets and
                        Purchase Price Adjustments
 Schedule 3.05(a)       Required Consents
 Schedule 3.05(b)       Other Consents
 Schedule 3.06(a)       Financial Statements
 Schedule 3.06(c)       Exceptions to GAAP
 Schedule 3.07(a)       Absence of Certain Changes Since
                        December 31, 1995
 Schedule 3.07(b)       Absence of Certain Changes Since
                        the Balance Sheet Date
 Schedule 3.08(a)       Real Property
 Schedule 3.08(b)       Personal Property
 Schedule 3.10          Undisclosed Liabilities
 Schedule 3.11          Litigation
 Schedule 3.12          Material Contracts
 Schedule 3.13          Licenses and Permits
 Schedule 3.15          Noncompliance with Laws and Court Orders
 Schedule 3.18          Intellectual Property
 Schedule 3.19(a)       Employees
 Schedule 3.19(b)       Employee Plans
 Schedule 3.19(d)       Benefit Arrangements
 Schedule 3.19(e)       Employee Benefits
 Schedule 3.21          Finders' Fees
 Schedule 3.22          Environmental Compliance
 Schedule 3.23          Intracompany Accounts

Schedule 3.24(b)      Foreign Currency Exposures
Schedule 9.02         Employee Benefits or Compensation
                      Arrangements
Schedule 9.07(b)      Salaried Employees
Schedule 10.02        Customers of the Business

                            FIBERS SALE AGREEMENT





                 AGREEMENT dated as of February 19, 1997 between WB Acquisition Corp., a Virginia corporation ("SELLER"), and FIL Acquisition Corp., a Delaware corporation ("BUYER").


                            W I T N E S S E T H :


                 WHEREAS, American Filtrona Corporation, a Virginia corporation ("AFC"), conducts a business which manufactures, sells and distributes tobacco filters, writing instrument components, healthcare device components and components of household products which, in each case, are manufactured using the bonded fibers technology (the "BUSINESS");

                 WHEREAS, Seller intends to merge with and into AFC (the "MERGER") pursuant to the Merger Agreement (as defined below); and

                 WHEREAS, Buyer desires to purchase substantially all of the assets and certain of the liabilities of the Business from Seller, and Seller desires to sell substantially all of the assets and certain of the liabilities of the Business to Buyer, upon the terms and subject to the conditions hereinafter set forth;

                 NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the parties hereto agree as follows:


                                  ARTICLE 1

                                 DEFINITIONS

                 1.01. DEFINITIONS. (a) The following terms, as used herein, have the following meanings:

                 "ACCOUNTING REFEREE" means Price Waterhouse LLP, or if such firm declines to act in such capacity, Arthur Andersen LLP.

                 "AFFILIATE" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person.

                 "BALANCE SHEET" means the balance sheet of the Business as of the Balance Sheet Date included in the Reference Financial Statements.

                 "BALANCE SHEET DATE" means September 30, 1996.

                 "BENEFIT ARRANGEMENT" means any employment, severance or similar contract or arrangement (whether or not written), or any plan, policy, fund, program or contract or arrangement (whether or not written) providing for compensation, bonus, profit-sharing, stock option, or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, disability benefits, workers' compensation, supplemental unemployment benefits, severance benefits and post- employment or retirement benefits (including compensation, pension, health, medical or life insurance or other benefits) that is not an Employee Plan.

                 "BUSINESS DAY" means any day except a Saturday, Sunday or other day on which commercial banks in New York are authorized by law to close.

                 "CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and any rules or regulations promulgated thereunder.

                 "CLOSING BALANCE SHEET" means a balance sheet of the Purchased Assets and the Assumed Liabilities as of the close of business as at the Closing Date, to be prepared in accordance with Section 2.08 and Schedule 2.08.

                 "CLOSING DATE" means the date of the Closing.

                 "CLOSING DATE FIXED ASSETS" means the fixed assets of the Business as at the Closing Date extracted from the Closing Balance Sheet and shown on the Closing Date Fixed Assets Statement.

                 "CLOSING DATE WORKING CAPITAL" means the working capital of the Business as at the Closing Date extracted from the Closing Balance Sheet and shown on the Closing Date Working Capital Statement.

                 "CODE" means the Internal Revenue Code of 1986, as amended.

                 "EMPLOYEE PLAN" means any "employee benefit plan", as defined in Section 3(3) of ERISA, that is subject to any provision of ERISA.

                 "ENVIRONMENTAL LAWS" means any federal, state, local or foreign law (including, without limitation, common law), treaty, judicial decision, regulation, rule, judgment, order, decree, injunction, permit or governmental restriction or any agreement or contract with any governmental authority or other third party, whether now or hereafter in effect, relating to the environment, human health and safety or to pollutants, contaminants, waste or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.

                 "ENVIRONMENTAL PERMITS" means all permits, licenses, authorizations, certificates and approvals of governmental authorities relating to or required by Environmental Laws and necessary or proper for the Business as currently conducted.

                 "ERISA" means the Employee Retirement Income Security Act of 1974, as amended and the rules and regulations promulgated thereunder.

                 "ERISA AFFILIATE" of any entity means any other entity which, together with such entity, would be treated as a single employer under Section 414 of the Code.

                 "GAAP" means generally accepted accounting principles in the United States.

                 "HAZARDOUS SUBSTANCES" means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics including, without limitation, petroleum, its derivatives, by-products and other hydrocarbons, and any substance, waste or material regulated under any Environmental Law.

                 "HEALTH LIABILITIES" means all liabilities and obligations of the Business arising from or related to any actual, alleged or asserted damage to human health or to health related exposures or public health exposures or human safety exposures, in each case arising from or related to cigarettes or other tobacco products which in any manner use any of the products manufactured, distributed, sold or delivered by AFC on or prior to the Closing Date for use in the United States market.

                 "HSR ACT" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

                 "INDEBTEDNESS" of any Person means, at any date, without duplication, (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business, (iv) all obligations of such Person as lessee which are capitalized in accordance with GAAP, (v) all non-contingent obligations of such Person to reimburse any bank or other Person in respect of amounts paid under a letter of credit or similar instrument, (vi) all Indebtedness secured by a Lien on any asset of such Person, whether or not such Indebtedness is otherwise an obligation of such Person and (vii) all guarantees by such Person of Indebtedness of another Person (each such guarantee to constitute Indebtedness in an amount equal to the amount of such other Person's Indebtedness guaranteed thereby).

                 "INTELLECTUAL PROPERTY RIGHT" means any trademark, service mark, trade name, invention, patent, trade secret, know-how, copyright, (including any registration or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property right, in each case which is owned or licensed by or to Seller or any Affiliate of Seller and used or held for use in the Business.

                 "LIEN" means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For the purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

                 "MATERIAL ADVERSE CHANGE" means a material adverse change in the trading, business, assets, condition (financial or otherwise), result of operations or prospects of the Business (other than the Excluded Assets) taken as a whole.

                 "MATERIAL ADVERSE EFFECT" means a material adverse effect on the trading, business, assets, condition (financial or otherwise), result of operations or prospects of the Business taken as a whole.

                 "MERGER AGREEMENT" means the Agreement and Plan of Merger dated as of February 19, 1997, among WBT, WB Parent Corp., a Virginia corporation, WB Acquisition Corp. and AFC.

                 "MULTIEMPLOYER PLAN" means each Employee Plan that is a multiemployer plan, as defined in Section 3(37) of ERISA.

                 "1934 ACT" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

                 "PBGC" means the Pension Benefit Guaranty Corporation.

                 "PERSON" means an individual, corporation, partnership, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

                 "PRE-CLOSING TAX PERIOD" means (i) any Tax period ending on or before the Closing Date and (ii) with respect to a Tax period that commences before but ends after the Closing Date, the portion of such period up to and including the Closing Date.

                 "PRIME RATE" means a rate per annum equal to the rate of interest announced from time to time by Citibank, N.A., in New York City as its prime rate in effect from time to time during the period from the Closing Date to the date of payment.

                 "REFERENCE FINANCIAL STATEMENTS" means (i) the financial statements delivered to Buyer prior to the date hereof and included in Schedule 3.06(a) hereto and (ii) any financial statements related to the Business delivered to Buyer by Seller after the date hereof in accordance with the provisions of this Agreement.

                 "SELLER EMPLOYEE" means the employees of AFC, who are (i) employed in the Business on the Closing Date and listed on Schedule 1.01 or
(ii) hired and employed in the Business after January 31, 1997 (with respect to the Salaried Employees) or after the date hereof (with respect to all other Seller Employees) (the lists of such employees to be delivered by Seller to Buyer at the Closing Date), in each case including any employee on a leave of absence approved by AFC, but excluding any person who is not employed by AFC as of the Closing Date.

                 "TAX" means (i) any net income, alterative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, registration, recording, documentary, conveyancing, gains, withholding on amounts paid to or by Seller or AFC or any of their respective Subsidiaries, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest, penalty, addition to tax or additional amount imposed by any governmental authority (a "TAXING AUTHORITY") responsible for the imposition of any such tax (domestic or foreign), or (ii) liability for the payment of any amounts of the type described in (i) as a result of being party to any agreement or any express or implied obligation to indemnify any other Person.

                 "TITLE IV PLAN" means an Employee Plan subject to Title IV of ERISA other than any Multiemployer Plan.

                 (b) Each of the following terms is defined in the Section set forth opposite such term:

         Term                                                Section
         ----                                                -------
 active employee                                                9.01
 Allocation Statement                                           2.06
 Assumed Liabilities                                            2.03
 Benefit Transition Period                                      9.10
 Books and Records                                              7.06
 Bulk Sales                                                    13.07
 Bulk Transfer                                                 13.07
 Buyer 401(k) Plan                                              9.09
 Closing                                                        2.07
 Confidential Agreements                                        5.02
 Contracts                                                      2.01
 Conveyance Documents                                           2.07
 Excluded Assets                                                2.02
 Excluded Liabilities                                           2.03
 Hourly 401(k) Plan                                             9.08
 Indemnified Party                                             11.03
 Indemnifying Party                                            11.03
 Inventories                                                    2.01
 IRS                                                            3.19
 Loss                                                          11.02
 Other Consent                                                  3.05
 Pension Plan Transition Period                                 9.07

                     Permits                                                        3.13
                     Permitted Liens                                                3.08
                     Personnel                                                      3.18
                     Post-Closing Tax Period                                        8.02
                     Purchased Assets                                               2.01
                     Purchase Price                                                 2.06
                     Real Property                                                  3.08
                     Required Consent                                               3.05
                     Retirement Plan                                                9.07
                     RP Amount                                                      9.07
                     Salaried Employees                                             9.07
                     Seller 401(k) Plan                                             9.09
                     Seller ESOP                                                    9.04
                     Seller Hourly Plan                                             9.06
                     Seller Retirement Plan                                         9.07
                     Severance Payments                                             9.02
                     Transfer Taxes                                                 8.02
                     Transferred Employees                                          9.01
                     WARN Act                                                       7.04
                     Welfare Plans                                                  9.10



                                  ARTICLE 2

                              PURCHASE AND SALE

             2.01. PURCHASE AND SALE. Except as otherwise provided below, upon the terms and subject to the conditions of this Agreement, Buyer agrees to purchase from Seller and Seller agrees to sell, convey, transfer, assign and deliver, or cause to be sold, conveyed, transferred, assigned and delivered, to Buyer at Closing, free and clear of all Liens, other than Permitted Liens, all of Seller's right, title and interest in, to and under the assets, properties and business, of every kind and description, wherever located, real, personal or mixed, tangible or intangible, owned, held, used or to be used in the conduct of the Business by AFC or Seller as the same shall exist on the Closing Date, including all assets shown on the Balance Sheet and not disposed of in the ordinary course of business, and all assets of the Business acquired by AFC or Seller after the Balance Sheet Date (the "PURCHASED ASSETS"), and including, without limitation, all right, title and interest of Seller in, to and under:

             (a) all real property and leases of, and other interests in, real property owned, held, used or to be used in the Business, in each case, together with all buildings, fixtures, and improvements erected thereon, including, without limitation, the items listed on Schedule 3.08(a);

             (b) all personal property and interests therein owned, held, used or to be used in the Business, including plant, machinery, equipment, furniture, office equipment, communications equipment, vehicles, storage tanks, spare and replacement parts, fuel and other tangible property, including, without limitation, the items listed on Schedule 3.08(b);

             (c) all raw materials, work-in-process, finished goods, supplies, packaging and other inventories, in each case, owned, held, used or to be used in the Business(the "INVENTORIES");

             (d) all rights under all contracts, agreements, leases, licenses, commitments, sales and purchase orders and other instruments, in each case, owned, held, used or to be used in the Business (whether written or oral), including, without limitation, the items listed on Schedule 3.12 (collectively, the "CONTRACTS");

             (e) all accounts, notes and other receivables, in each case, owned, held, used or to be used in the Business;

             (f) all prepaid expenses, including but not limited to ad valorem taxes, leases and rentals, in each case, owned, held, used or to be used in the Business;

             (g) all petty cash on hand at operating facilities of the Business;

             (h) all of Seller's rights, claims, credits, causes of action or rights of set-off against third parties relating to the Purchased Assets, including, without limitation, unliquidated rights under manufacturers' and vendors' warranties;

             (i) all patents, copyrights, trademarks, trade names, servicemarks, service names, technology, know-how, processes, trade secrets, inventions, proprietary data, formulae, research and development data, computer software programs and other intangible property and any applications for the same, in each case, owned or licensed by or to Seller or any Affiliate of Seller or AFC and used or held or held for use in the Business within the period of the last 10 years, including, without limitation, the items listed on Schedule 3.18;

             (j) all transferable licenses, permits or other governmental authorizations affecting, or relating in any way to, the Business, including, without limitation, the items listed on Schedules 3.13 and 3.18;

             (k) all rights to the benefits of the insurance policies, as in effect immediately prior to the Closing, related to any of the Purchased Assets;

             (l) all of Seller's and its Affiliates' rights, title and interest to the name "Filtrona" and any derivations thereof;

             (m) all books, records, files and papers, whether in hard copy or computer format, used in or needed to carry on the Business, including, without limitation, engineering information, manufacturing records, sales and promotional literature, manuals and data, sales and purchase information and correspondence, lists of present and former suppliers, lists of present and former customers, personnel and employment records, and any information relating to Tax imposed on the Purchased Assets; and

             (n) all goodwill associated with the Business or the Purchased Assets, together with the right to represent to third parties that Buyer is the successor to the Business;

provided, however, that arrangements will be made as described in Schedule 2.01(x) for the sharing of items of tangible or intangible property that are used with respect to both the Business and to other business activities of AFC.

             2.02. EXCLUDED ASSETS. Buyer expressly understands and agrees that (i) any Purchased Assets sold or otherwise disposed of in the ordinary course of business (it being understood that such ordinary course of business does not include any dispositions of capital assets except with the prior written consent of Buyer) and not in violation of any provisions of this Agreement during the period from the date hereof until the Closing Date and
(ii) any assets listed or described on Schedule 2.02 (collectively, the "EXCLUDED ASSETS") shall be excluded from the Purchased Assets.

             2.03. ASSUMED LIABILITIES. Upon the terms and subject to the conditions of this Agreement, Buyer agrees, effective at the time of Closing, to assume all liabilities and obligations of the Business of whatever nature, whether presently in existence or arising hereafter, except for those liabilities and obligations of whatever nature, whether presently in existence or arising hereafter, which are Excluded Liabilities (the "ASSUMED LIABILITIES"). Notwithstanding any provision in this Agreement or any other writing to the contrary, Buyer is assuming only the Assumed Liabilities and is not assuming any other liability or obligation of Seller or AFC (or any predecessor of AFC or prior owner of all or part of its businesses and assets) of whatever nature, whether presently in existence or arising hereafter and all such other liabilities and obligations shall be retained by and remain obligations and liabilities of Seller (all such liabilities and obligations not being assumed being herein referred to as the "EXCLUDED LIABILITIES").

             2.04. EXCLUDED LIABILITIES. None of the following, whether or not the liabilities or obligations of the Business, shall be Assumed Liabilities for the purposes of this Agreement:

             (a) any obligation or liability for Tax arising from or with respect to the Purchased Assets or the operations of the Business which is incurred in or attributable to the Pre-Closing Tax Period;

             (b) except as specifically provided in Section 9.07, any liabilities or obligations relating to employee benefits or compensation arrangements existing on or prior to the Closing Date related to all employees of AFC who are not Seller Employees, including, without limitation, any such liabilities or obligations under any of Seller's employee benefit agreements, plans or other arrangements listed on Schedule 9.02;

             (c)  any Health Liability;

             (d)  any liability or obligation relating to any Excluded Asset;

             (e) all liabilities and obligations of the Business arising from or relating to any of its liabilities to Seller, AFC or any of their respective Affiliates; and

             (f) any liability or obligation arising from any Indebtedness incurred on or prior to the Closing Date or any checks outstanding as of the Closing Date.

             For the avoidance of doubt and without limiting the generality of the foregoing, Buyer is not assuming any liabilities or obligations with respect to any liability or obligation of Seller or AFC (or any predecessor of AFC or prior owner of all or part of its business or assets) that is not an Assumed Liability (including without limitation, any claims that have been or may in the future be asserted that relate in any way to the matters, events or transactions resulting in the litigation captioned Ingersoll-Rand Company v. Flair Corporation). It is further understood and agreed that Buyer shall have no responsibility or liability to Seller in respect of any payments made by Seller (whether before or after the Closing Date) to any officer of the Business pursuant to (i) the Articles of Incorporation or Bylaws of AFC or (ii) any indemnification agreement between employees of AFC and AFC.

             2.05. ASSIGNMENT OF CONTRACTS AND RIGHTS. Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any Purchased Asset or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without the consent of a third party thereto, would constitute a breach or other contravention thereof or in any way adversely affect the rights of Buyer or Seller thereunder. Seller and Buyer will use their best efforts (but without any payment of money by Seller or Buyer) to obtain the consent of the other parties to any such Purchased Asset or any claim or right or any benefit arising thereunder for the assignment thereof to Buyer as Buyer may request.
If such consent is not obtained, or if an attempted assignment thereof would be ineffective or would adversely affect the rights of Seller thereunder so that Buyer would not in fact receive all such rights, Seller and Buyer will cooperate in a mutually agreeable arrangement under which Buyer would obtain the benefits and assume the obligations thereunder in accordance with this Agreement, including sub-contracting, sub-licensing, or sub-leasing to Buyer, or under which Seller would enforce for the benefit of Buyer, with Buyer assuming Seller's obligations, any and all rights of Seller against a third party thereto. Seller will promptly pay to Buyer when received all monies received by Seller under any Purchased Asset or any claim or right or any benefit arising thereunder.

             2.06. PURCHASE PRICE; ALLOCATION OF PURCHASE PRICE. (a) The purchase price for the Purchased Assets (the "PURCHASE PRICE") is the amount in cash equal to $72,450,000, subject to adjustment as provided in Section 2.08. The Purchase Price shall be paid as provided in Section 2.07.

             (b) As soon as practicable after the Closing, Buyer shall deliver to Seller a statement (the "ALLOCATION STATEMENT"), setting forth the values allocated among the Purchased Assets and the value allocated to the covenant not to compete described in Section 5.04 hereof, which shall be used for the allocation of the Purchase Price (together with the Assumed Liabilities) among the Purchased Assets and the covenant not to compete.

             (c) Seller shall have a period of 15 Business Days after the delivery of the Allocation Statement to present in writing to Buyer notice of any objections Seller may have to the allocation set forth in the Allocation Statement. Unless Seller timely objects, the Allocation Statement shall be binding on the parties without further adjustment.

             (d) If Seller shall raise any objections within the 15 day period, Buyer and Seller shall negotiate in good faith and use their best efforts to resolve such dispute. If the parties fail to agree within 5 Business Days after the delivery of the notice, then the disputed items shall be resolved by the Accounting Referee. The Accounting Referee shall resolve the dispute within 30 days of having the item referred to it. The costs, fees and expenses of the Accounting Referee shall be borne equally by Seller and Buyer.

             (e) Any adjustment made with respect to the Purchase Price pursuant to Section 2.08 of this Agreement shall be allocated in accordance with the determination mutually agreed by Seller and Buyer. In the event that an agreement is not reached within 5 Business Days after such adjustment, the disputed item(s) shall be resolved pursuant to Section 2.06(d) hereof.

             (f)  Seller and Buyer agree to (i) be bound by the Allocation,
(ii) act in accordance with the Allocation in the preparation of financial statements and filing of all Tax returns (including, without limitation, filing Form 8594 with its Federal income Tax return for the taxable year that includes the date of the Closing) and in the course of any Tax audit, Tax review or Tax litigation relating thereto and (iii) take no position and cause their Affiliates to take no position inconsistent with the Allocation for tax purposes.

             (g) Not later than 30 days prior to the filing of their respective Forms 8594 relating to this transaction, each party shall deliver to the other party a copy of its Form 8594.

             2.07. CLOSING. The closing (the "CLOSING") of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities hereunder shall take place at the offices of Hunton & Williams, Riverfront Plaza, Richmond, Virginia, concurrently with the consummation of the transactions contemplated by the Merger Agreement. At the Closing,

             (a) Buyer shall pay the Purchase Price by causing to be credited to such bank account of Seller as may be designated by Seller at least two Business Days prior to the Closing the amount of the Purchase Price in immediately available funds.

             (b) Seller and Buyer shall enter into an Assignment and Assumption Agreement substantially in the form attached hereto as Exhibit A, and Seller shall deliver to Buyer such deeds (special warranty deeds or local equivalent thereof), bills of sale, endorsements, consents, assignments and other good and sufficient instruments of conveyance and assignment (the "CONVEYANCE DOCUMENTS") as the parties and their respective counsel shall deem reasonably necessary or appropriate to vest in Buyer all right, title and interest in, to and under the Purchased Assets.

             2.08. CLOSING DATE WORKING CAPITAL; CLOSING DATE FIXED ASSETS; PURCHASE PRICE ADJUSTMENT. The respective amounts of (i) the Closing Date Working Capital, (ii) the Closing Date Fixed Assets and (iii) the Purchase Price adjustment, if any, shall be determined and, to the extent applicable, paid in accordance with Schedule 2.08.



                                  ARTICLE 3

                   REPRESENTATIONS AND WARRANTIES OF SELLER

             Seller represents and warrants to Buyer as of the date hereof and as of the Closing Date that:

             3.01. CORPORATE EXISTENCE AND POWER. Seller is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted. Seller is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect. Seller has heretofore delivered to Buyer true and complete copies of the certificate of incorporation and bylaws of Seller as currently in effect.

             3.02. CORPORATE AUTHORIZATION. The execution, delivery and performance by Seller of this Agreement are within Seller's corporate powers and have been duly authorized by all necessary corporate action on the part of Seller. This Agreement constitutes a valid and binding agreement of Seller.

             3.03. GOVERNMENTAL AUTHORIZATION. The execution, delivery and performance by Seller of this Agreement require no action by or in respect of, or filing with, any governmental body, agency or official other than compliance with any applicable requirements of the HSR Act.

             3.04. NON-CONTRAVENTION. The execution, delivery and performance by Seller of this Agreement do not and will not (a) violate the certificate of incorporation or bylaws of Seller, (b) assuming compliance with the matters referred to in Section 3.03, violate any applicable law, rule, regulation, judgment, injunction, order or decree; (c) assuming the obtaining of all Required and Other Consents, constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation of Seller or to a loss of any benefit relating to the Business to which Seller is entitled under any provision of any agreement, contract or other instrument binding upon Seller or by which any of the Purchased Assets is or may be bound or any Permit or (d) result in the creation or imposition of any Lien on any Purchased Asset, other than Permitted Liens.

             3.05. REQUIRED AND OTHER CONSENTS. (a) Schedule 3.05(a) sets forth each agreement, contract or other instrument binding upon Seller or any Permit requiring a consent as a result of the execution, delivery and performance of this Agreement, except such consents as would not, individually or in the aggregate, have a Material Adverse Effect if not received by the Closing Date (each such consent, a "REQUIRED CONSENT" and together the "REQUIRED CONSENTS").

             (b) Schedule 3.05(b) sets forth every other consent (each such consent, an "OTHER CONSENT" and together the "OTHER CONSENTS") under such agreements, contracts or other instruments or such Permits that is necessary with respect to the execution, delivery and performance of this Agreement.

             3.06. FINANCIAL STATEMENTS. (a) Schedule 3.06(a) lists the financial statements of AFC and the Business that constitute the Reference Financial Statements. The Reference Financial Statements fairly present, in conformity with GAAP applied on a consistent basis (except (i) as may be indicated in the notes thereto and (ii) as set forth or described on Schedule 3.06(c) with respect to the financial statements of the Business), the financial position of the Business or AFC, as the case may be, taken as a whole as of the dates thereof and its results of operations, changes in financial position and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

             (b) As soon as available and in any event prior to the Closing Date, Seller will deliver the financial statements of the Business and AFC which will fairly present, in conformity with GAAP applied on a consistent basis (except (i) as may be indicated in the notes thereto and (ii) as set forth or described on Schedule 3.06(c) with respect to the financial statements of the Business), the financial position of the Business or AFC, as the case may be, taken as a whole as of March 31, 1997 and its results of operations, changes in financial position and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

             (c) The financial statements of the Business delivered or to be delivered hereunder have been or will be prepared in accordance with GAAP as applied in the audited financial statements of AFC included in the Reference Financial Statements of the same date, except as set forth in Schedule 3.06(c).

             (d) Books and records of the Business accurately reflect the transactions related to the Business and such books and records contain full, true and correct entries which are made in at least so much detail as to enable Seller to provide true and accurate Reference Financial Statements.

             3.07. ABSENCE OF CERTAIN CHANGES. (a) Since December 31, 1995, except as set forth on Schedule 3.07(a) or with the prior written consent of Buyer, the Business has been conducted in the ordinary course consistent with past practices.

             (b) Since the Balance Sheet Date, except as set forth on Schedule 3.07(b) or with the prior written consent of Buyer, the Business has been conducted in the ordinary course consistent with past practices, and there has not been:

                     (i) any event, occurrence, development or fact which has had or could reasonably be expected to have a Material Adverse Effect;

                     (ii) any incurrence, assumption or guarantee of any indebtedness for borrowed money with respect to the Business;

                     (iii) any creation or other incurrence of any Lien on any Purchased Asset other than in the ordinary course of business consistent with past practices;

                     (iv) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the Business or any Purchased Asset which, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect;

                     (v) any transaction or commitment made, or any contract or agreement entered into, by Seller or AFC relating to the Business or any Purchased Asset (including the acquisition or disposition of any assets) or any relinquishment by Seller or AFC of any contract or other right, in either case, other than transactions and commitments in the ordinary course of business consistent with past practices and those contemplated by this Agreement;

                     (vi) any change in any method of accounting or accounting practice by AFC with respect to the Business except for any such change after the date hereof required by reason of a concurrent change in GAAP;

                     (vii) any (A) employment, deferred compensation, severance, retirement or other similar agreement entered into with any employee of the Business (or any amendment to any such existing agreement),
    (B) grant of any severance or termination pay to any such employee, (C) change in compensation or other benefits payable to any such employee, or
    (D) change in compensation or other benefits payable to any such employee pursuant to any severance or retirement plans or policies, other than in the ordinary course of business consistent with past practice;

               (viii) any labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of the Business, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees;

                 (ix) any capital expenditure, or commitment for a capital expenditure, for additions or improvements to property, plant and equipment exceeding $50,000 individually or $200,000 in the aggregate;

                  (x) (A) any distribution in respect of the capital stock of AFC or (B) any payment or declaration of any dividend in respect of the capital stock of AFC other than regular quarterly cash dividends at the rate of $.28 per share;

                 (xi) any issuance of AFC capital stock or securities, or any warrant, option or other right to purchase shares of AFC capital stock or any security convertible into AFC capital stock;

                (xii) any disposition (whether by means of sale, transfer, lease or otherwise) of any capital asset of the Business;

               (xiii) any loss of any significant customer or customer accounts or any significant decrease in the volume of sales to any significant customer and Seller has no reason to believe (including, without limitation, by reason of any written notice from such customer) that any such loss or decrease should be anticipated or expected;

                (xiv) any change in any material terms of any Contract or arrangement with (or any commitment to) any customer or supplier of the Business, in each case, providing for payments in the aggregate equal to or greater than $100,000; or

                 (xv) any material alteration in the payment terms of any Contract, arrangement or commitment related to the Business, in each case, providing for payments in the aggregate equal to or greater than $100,000.

             3.08. PROPERTIES. (a) Schedule 3.08(a) correctly describes all real property used in the Business included in the Purchased Assets (the "REAL PROPERTY"), which Seller owns, leases or subleases, any title insurance policies and surveys with respect thereto, and any Liens thereon, specifying in the case of leases or subleases, the name of the lessor or sublessor, the lease term and basic annual rent.

             (b) Schedule 3.08(b) correctly describes all personal property with (a) book value in excess of $10,000 or (b) fair market value in excess of $25,000, in each case, used in the Business included in the Purchased Assets, including but not limited to machinery, equipment, furniture, vehicles, storage tanks, spare and replacement parts, fuel and other trade fixtures and fixed assets, which is owned, leased or subleased in the Business, and any Liens thereon, specifying in the case of leases or subleases, the name of the lessor or sublessor, the lease term and basic annual rent.

             (c)(i) Seller has good and marketable, indefeasible, fee simple title (subject only to Permitted Liens) to, or in the case of leased Real Property has valid leasehold interests in, all Purchased Assets (whether real, personal, tangible or intangible) reflected on the Balance Sheet or acquired after the Balance Sheet Date, except for assets sold since the Balance Sheet Date in the ordinary course of business consistent with past practices.

             (ii) The Real Property includes all real property used or held for use in connection with the conduct and operations of the Business as heretofore conducted.

             (iii) All leases of Real Property or personal property are in good standing and are valid, binding and enforceable in accordance with their respective terms, and there does not exist under any such lease of real property or personal property any default or any event which with notice or lapse of time or both would constitute a default.

             (iv) The plants, buildings, structures and equipment included in the Purchased Assets have no material defects, are in good operating condition and repair and have been reasonably maintained consistent with standards generally followed in the industry (giving due account to the age and length of use of same, ordinary wear and tear excepted), are suitable for their present uses and, in the case of plants, buildings and other structures (including, without limitation, the roofs thereof), are structurally sound.

             (v) The plants, buildings and structures included in the Purchased Assets currently have access to (i) public roads or valid easements over private streets or private property for such ingress to and egress from all such plants, buildings and structures and (ii) water supply, storm and sanitary sewer facilities, telephone, gas and electrical connections, fire protection, drainage and other public utilities, in each case as is necessary for the conduct of the Business.

             (vi) None of the structures on the Real Property encroaches upon real property of another person, and no structure of any other person substantially encroaches upon any Real Property.

             (d)    No Purchased Asset is subject to any Lien, except:

             (i)    Liens disclosed on the Balance Sheet;

             (ii) Liens for taxes not yet due or being contested in good faith (and for which adequate accruals or reserves have been established on the Balance Sheet); or

             (iii) Liens, covenants, rights-of-way and other restrictions of record which do not materially detract from the value of such Purchased Asset as now used, or materially interfere with any present or intended use of such Purchased Asset (clauses (i), (ii) and (iii) are, collectively, the "PERMITTED LIENS").

             (e) No violation of any law, regulation or ordinance (including, without limitation, laws, regulations or ordinances relating to zoning, city planning or similar matters) relating to the Business or any Purchased Asset currently exists or has existed at any time, except for violations which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There are no developments affecting any of the Purchased Assets pending or, to the knowledge of Seller threatened, which, as a result of any law, regulation or ordinance, might materially detract from the value of such Purchased Assets, materially interfere with any present or intended use of any such Purchased Assets or materially adversely affect the marketability of such Purchased Assets.

             3.09. SUFFICIENCY OF AND TITLE TO THE PURCHASED ASSETS. (a) The Purchased Assets constitute, and on the Closing Date will constitute, all of the assets or property used or held for use in or required for the conduct of the Business and are generally adequate to conduct such business.

             (b) Upon consummation of the transactions contemplated hereby, Buyer will have acquired good and marketable title in and to, or a valid leasehold interest in, each of the Purchased Assets, free and clear of all Liens, except for Permitted Liens and any Liens created by operation of any after-acquired property clause (i) entered into by Buyer or any of its Affiliates or (ii) resulting from any judicial decree or decision entered against Buyer prior to the date hereof.

             3.10. NO UNDISCLOSED LIABILITIES. There are no liabilities of the Business of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, fact, events or development which could reasonably be expected to result in such a liability, other than:

             (a)    liabilities provided for in the Balance Sheet;

             (b)    liabilities disclosed or described on Schedule 3.10; and

             (c) other undisclosed liabilities which, individually or in the aggregate are not material to the Business, taken as a whole.

             3.11. LITIGATION. Except as disclosed in Schedule 3.11, there is no claim, action, suit, investigation or proceeding pending against, or to the knowledge of Seller, threatened against or affecting, the Business or any Purchased Asset before any court or arbitrator or any governmental body, agency or official or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated hereby.

             3.12. MATERIAL CONTRACTS. (a) Except for the Contracts disclosed in Schedule 3.12 or any other schedule to this Agreement, with respect to the Business, neither Seller nor AFC is a party to or bound by:

             (i) any lease (whether of real or personal property) providing for annual rentals of $25,000 or more;

                  (ii) any agreement for the purchase of materials, supplies, goods, services, equipment or other assets providing for (A) annual payments of $25,000 or more, (B) aggregate payments of $50,000 or more or (C) the purchase of more than 90 days usage of raw materials;

                 (iii) any sales, distribution or other similar agreement providing for the sale of materials, supplies, goods, services, equipment or other assets that provides for either (A) annual payments of $25,000 or more or (B) aggregate payments of $50,000 or more;

                  (iv) any partnership, joint venture or other similar agreement or arrangement;

                   (v) any agreement relating to indebtedness for borrowed money (whether incurred, assumed, guaranteed or secured by any asset);

                  (vi) any agreement relating to the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset), except any such agreement with an aggregate outstanding principal amount not exceeding $25,000 and which may be prepaid on not more than 30 days notice without the payment of any penalty;

                 (vii)    any option, license, franchise or similar agreement;

                (viii) any agency, dealer, sales representative, marketing or other similar agreement;

                  (ix) any agreement that limits the freedom of Seller or AFC to compete in any line of business or with any Person or in any area or to own, operate, sell, transfer, pledge or otherwise dispose of or encumber any Purchased Asset or which would so limit the freedom of Buyer after the Closing Date;

                   (x) any agreement providing for any purchase or sale obligations with a duration of such obligations in excess of six months;

                  (xi) any agreement with or for the benefit of (A) AFC or Seller or any Affiliate of AFC or Seller, (B) any Person directly or indirectly owning, controlling or holding with power to vote, 5% or more of the outstanding voting securities of AFC, Seller or any of their respective Affiliates, (C) any Person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote by AFC, Seller or any of their respective Affiliates or (D) any director or officer of AFC, Seller or any of their respective Affiliates or any "associates" or members of the "immediate family" (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the 1934 Act) of such Person; or

                 (xii) any other agreement, commitment, arrangement or plan not made in the ordinary course of business which is material to the Business taken as a whole.

                   (b) Each Contract disclosed in any schedule to this Agreement or required to be disclosed pursuant to this Section except as specifically disclosed in such schedule is a valid and binding agreement of Seller and is in full force and effect, and neither Seller nor, to the knowledge of Seller, any other party thereto is in default or breach in any material respect under the terms of any such Contract, nor, to the knowledge of Seller, has any event or circumstance occurred that, with notice or lapse of time or both, would constitute any event of default thereunder. True and complete copies of each such contract have been delivered to Buyer.

                 3.13. LICENSES AND PERMITS. Schedule 3.13 correctly describes each license, franchise, permit or other similar authorization affecting, or relating in any way to, the Business or any Purchased Asset, together with the name of the government agency or entity issuing such license or permit (the "PERMITS"). Except as set forth on the Schedule 3.13, such Permits are valid and in full force and effect and, assuming the related Required Consents and Other Consents have been obtained prior to the Closing Date, are transferable by Seller, and none of the Permits will, assuming the related Required Consents and Other Consents have been obtained prior to the Closing Date, be terminated or impaired or become invalid, in whole or in part, as a result of the transactions contemplated hereby. Upon consummation of such transactions, Buyer will, assuming the related Required Consents and Other Consents have been obtained prior to the Closing Date, have all of the right, title and interest in all the Permits.

                 3.14. INSURANCE COVERAGE. Seller has furnished to Buyer a list of, and true and complete copies of, all insurance policies and fidelity bonds relating to the Purchased Assets, the business and operations of the Business and its employees. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights. All premiums payable under all such policies and bonds have been timely paid and AFC and Seller has otherwise complied fully with the terms and conditions of all such policies and bonds. Such policies of insurance and bonds (or other policies and bonds providing substantially similar insurance coverage) have been in effect since January 1, 1992 and remain in full force and effect. Such policies and bonds are of the type and in amounts customarily carried by Persons conducting businesses similar to the Business.

                 3.15. COMPLIANCE WITH LAWS AND COURT ORDERS. Except as disclosed in Schedule 3.15 neither Seller nor AFC is in violation of, has since January 1, 1992 violated, or, to Seller's knowledge, is under investigation with respect to or has been threatened to be charged with or given notice of any violation of, any law, rule, regulation, judgment, injunction, order or decree applicable to the Purchased Assets or the conduct of the Business which violation could be reasonably expected to (i) result in any loss or damage to the Business or (ii) interfere with the operations of the Business, in each case, after the Closing Date.

                 3.16. INVENTORIES. (a) The inventories set forth in the Balance Sheet (including, without limitation, the Inventories) were properly stated therein (after making provisions for obsolescent, obsolete, slow- moving and similar items) at the lesser of cost or fair market value determined in accordance with GAAP consistently maintained and applied. Since the Balance Sheet Date, the level of inventories related to the Business has been maintained in the ordinary course of business. All of the inventories recorded on the Balance Sheet consist of, and all inventories related to the Business on the Closing Date will consist of, items of a quality usable or saleable in the normal course of the Business consistent with past practices and are and will be in quantities sufficient for the normal operation of the Business in accordance with past practices and to fulfill current requirements of the Business. As of the Closing Date, all Inventories will be in physical possession of Seller and held on the Real Property other than (i) Inventories purchased by Seller and in transit to the Real Property, (ii) the Inventories held at Seller's facilities at Columbia, South Carolina (which shall not exceed $50,000 in value in the aggregate) and (iii) the Inventories in transit to the customers of the Business.

                  (b) The level of raw materials held for use in the Business as of the Closing Date does not exceed the normal requirements of the Business for such raw materials for a period of 90 days.

                 3.17. RECEIVABLES. All accounts, notes receivable and other receivables (other than receivables collected since the Balance Sheet
Date) reflected on the Balance Sheet are, and all accounts and notes receivable arising from or otherwise relating to the Business at the Closing Date will be, valid and genuine in the aggregate amount thereof, subject to normal and customary trade discounts, less any reserves for doubtful accounts recorded on the Balance Sheet. All accounts, notes receivable and other receivables arising out of or relating to the Business at the Balance Sheet Date have been included in the Balance Sheet, and all accounts, notes receivable and other receivables arising out of or relating to the Business at the Closing Date will be included in the Closing Balance Sheet, in accordance with GAAP applied on a consistent basis.

                 3.18. INTELLECTUAL PROPERTY. (a) Schedule 3.18 sets forth a list of all Intellectual Property Rights, specifying as to each, as applicable: (i) the nature of such Intellectual Property Right; (ii) the owner of such Intellectual Property Right; (iii) the jurisdictions by or in which such Intellectual Property Right is recognized without regard to registration or has been issued or registered or in which an application for such issuance or registration has been filed, including the respective registration or application numbers; and (iv) licenses, sublicenses and other agreements as to which Seller or any of its Affiliates is a party and pursuant to which any Person (including Seller or AFC) is authorized to use such Intellectual Property Right, including the identity of all parties thereto, a description of the nature and subject matter thereof, the applicable royalty and the term thereof.

                 (b)(i) Neither Seller nor AFC has during the three years preceding the date of this Agreement been a defendant in any claim, action, suit, investigation or proceeding relating to, or otherwise has been notified of, any alleged claim or infringement of any patents, trademarks, service marks or copyrights, and Seller has no knowledge of any other claim or infringement by Seller, in each case, with respect to the Intellectual Property Rights, and
(ii) Seller has no knowledge of any continuing infringement by any other Person of any Intellectual Property Rights. No Intellectual Property Right is subject to any outstanding judgment, injunction, order, decree or agreement restricting the use thereof by Seller with respect to the Business or restricting the licensing thereof to any

Person. Neither Seller nor AFC has entered into any agreement to indemnify any other Person against any charge of infringement of any patent, trademark, service mark or copyright.

                 (c) None of the processes and formulae, research and development results and other know-how relating to the Business, the value of which is contingent upon maintenance of the confidentiality thereof, has been disclosed by AFC, Seller or any Affiliate thereof to any Person other than employees, representatives and agents of Seller or other Persons subject to confidentiality obligations to Seller in respect of such information.

                 (d) All Purchased Assets consisting of Intellectual Property have been maintained in confidence in accordance with protection procedures customarily used in the industry to protect rights of like importance. All former and current members of management and key personnel of Seller, AFC or any Affiliates of the Seller or AFC, including all former and current employees, agents, consultants and independent contractors who have contributed to or participated in the conception and development of Intellectual Property (collectively, the "PERSONNEL"), have executed and delivered to AFC or one of its Affiliates a proprietary information agreement restricting such person's right to disclose proprietary information of the Business. Other than Mr. Richard Berger, all former and current Personnel of the Business either (i) have been party to a "work-for-hire" arrangement or agreement with AFC, in accordance with all applicable laws, that has accorded AFC full, effective, exclusive and original ownership of all tangible and intangible property thereby arising or (ii) have executed appropriate instruments of assignment in favor of AFC as assignee that have conveyed to AFC full, effective and exclusive ownership of all tangible and intangible property thereby arising. No former or current Personnel of the Seller or AFC have any claim in connection with such person's involvement in the conception and development of any Intellectual Property and no such claim has been asserted or is threatened. None of the current officers and employees of Seller or AFC has any patents issued or applications pending for any device, process, design or invention of any kind now used or needed by Buyer, Seller or AFC in the furtherance of the Business, which patents or applications have not been assigned to Seller or AFC and with such assignment duly recorded in the United States Patent and Trademark Office.

                 (e) The Purchased Assets include the "Filtrona" name and the goodwill associated therewith and the exclusive right to use the name "Filtrona" and any derivations thereof in the United States of America and Canada, and AFC has not granted any such right to any third party.

                   (f) At the time of Closing, Seller shall execute and deliver, or cause to be executed and delivered to Buyer, assignments, in recordable form for each of the jurisdictions, transferring all of Seller's right, title and interest in the Intellectual Property Rights identified in
Schedule 3.18.

                 3.19. EMPLOYEES. (a) Schedule 3.19(a) sets forth a true and complete list as of December 31, 1996 of the names, titles, annual salaries and other compensation provided by AFC during 1996 calendar year of all Seller Employees. No key employee of the Business has indicated to Seller that he intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise within one year after the Closing Date.

                   (b)    Schedule 3.19(b) identifies each Employee Plan that
(i) is entered into, maintained, administered or contributed to, as the case may be, by Seller or any of its ERISA Affiliates and (ii) covers any Seller Employee or any former employee of the Seller. Seller has furnished or made available to Buyer copies of such Employee Plans (and, if applicable, related trust agreements) and all amendments thereto and written interpretations thereof together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and the most recent actuarial valuation report prepared in connection with any such Employee Plan. Neither Seller nor any of its ERISA Affiliates has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 of ERISA.

                   (c) Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (the "IRS") and, to the knowledge of Seller, no event has occurred since the date of such determination letter to adversely affect the qualified status of such Employee Plan. Each such Employee Plan has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Code.

                   (d) Schedule 3.19(d) identifies each Benefit Arrangement that (i) is entered into, maintained, administered or contributed to, as the case may be, by

Seller or any of its ERISA Affiliates and (ii) covers any Seller Employee or any former employee of the Seller. Seller has furnished or made available to Buyer copies or descriptions of each such Benefit Arrangement (and, if applicable, related trust agreements) and all amendments thereto and written interpretations thereof. Each such Benefit Arrangement has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules and regulations and has been maintained in good standing with applicable regulatory authorities.

                 (e) Except as otherwise set forth in Schedule 3.19(e), neither the execution and delivery of this Agreement or the Merger Agreement nor the consummation of the transactions contemplated hereby or thereby will
(i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due under any Employee Plan, (ii) materially increase any benefits otherwise payable under any Employee Plan or (iii) result in the acceleration of the time of payment or vesting of any such benefits to any material extent.

                 (f) There are no Multiemployer Plans to which Seller or any of its ERISA Affiliates is required to contribute with respect to any current or former Seller Employee.

                 (g) As of the Closing Date, the aggregate fair market value of the assets held in the Seller Hourly Plan shall not be less than the projected benefit obligation under such Plan, based on the actuarial assumptions set forth in Schedule B to Form 5500 for 1995 filed with respect to the Seller Hourly Plan, provided that the 1983 Group Annuity Table shall be used in lieu of the 1971 Group Annuity Mortality Table.

                 3.20. PRODUCTS. Each of the products produced or sold in connection with the Business is, and at all times up to and including the sale thereof has been, (a) in compliance in all material respects with all applicable federal, state, local and foreign laws and regulations and (b) fit for the ordinary purposes for which it is intended to be used and conforms in all material respects to any promises or affirmations of fact made on the container or label for such product or in connection with its sale. There is no design defect with respect to any of the products produced or sold in connection with the Business prior to the Closing Date or, manufactured in conformance with the design in effect as of the Closing Date during the period ending twelve months after the Closing Date, and each of such products contains adequate warnings, presented in a reasonably prominent manner, in accordance with applicable laws, rules and regulations and current industry practice with respect to its contents and use.

                 3.21. FINDERS' FEES. Except for Goldman Sachs & Co., whose fees will be paid by AFC, and First Union Capital Markets, whose fees will be paid by Seller, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of AFC or Seller who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement or the Merger Agreement. The fees of each of Goldman Sachs & Co. and First Union Capital Markets are set forth on Schedule 3.21.

                 3.22.    ENVIRONMENTAL COMPLIANCE.  (a) Except as disclosed on
Schedule 3.22:

                    (i) in connection with or relating to the Purchased Assets, Business or Real Property, no notice, notification, demand, request for information, citation, summons or order has been issued, no complaint has been filed, no penalty has been assessed and no investigation or review is pending, or to Seller's knowledge, threatened by any governmental entity or other Person with respect to matters arising out of or relating to any Environmental Law;

                   (ii) there are no liabilities of or relating to the Purchased Assets, Business or Real Property of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, arising under or relating to any Environmental Law, and there are no facts, conditions, situations or set of circumstances which could reasonably be expected to result in or be the basis for any such liability;

                  (iii) no incinerator, sump, surface impoundment, lagoon, landfill, septic, wastewater treatment or other disposal system or underground storage tank (active or abandoned) is or has been present at any Real Property;

                   (iv) no Hazardous Substance has been discharged, disposed of, dumped, injected, deposited, spilled, leaked, emitted or released at, on or under any Real Property;

                   (v) no Real Property nor any property to which Hazardous Substances located on or resulting from the use of any Purchased Asset or Real Property have been transported is listed or, to Seller's knowledge, proposed for listing on the National Priorities List promulgated pursuant to CERCLA, on CERCLIS (as defined in CERCLA) or on any similar federal, state, local or foreign list of sites requiring investigation or cleanup;

                  (vi) the Purchased Assets, Business and Real Property are and have been in compliance in all material respects with all Environmental Laws and have been and are in compliance in all material respects with all Environmental Permits; and

                 (vii) there are no Environmental Permits that are either nontransferable or require consent, notification or other action to remain in full force and effect following the consummation of the transactions contemplated hereby.

                   (b) There has been no environmental investigation, study, audit, test, review or other analysis conducted of which Seller has knowledge in relation to the Business, any Purchased Asset or Real Property which has not been delivered to Buyer prior to the date hereof.

                   (c) None of the Purchased Assets or the Real Property is located in New Jersey or Connecticut.

                   (d) For purposes of this Section, the term "Seller" shall include any entity which is, in whole or in part, a predecessor of Seller.

                 3.23. INTRACOMPANY ACCOUNTS. Schedule 3.23 contains a complete list of all intracompany balances as of the Balance Sheet Date between Seller, AFC and their respective Affiliates, on the one hand, and the Business, on the other hand. Except as set forth on Schedule 3.23, since the Balance Sheet Date there has not been any accrual of liability by the Business to Seller, AFC or any of their respective Affiliates or other transaction between the Business, on the one hand, and Seller, AFC or any of their respective Affiliates, on the other hand.

                 3.24. FOREIGN CURRENCY EXPOSURES. (a) There have been no sales within the three years ending on December 31, 1996 of the products of the Business to any Person which paid for such products in any currency other than the United

States dollars (other than any sales not exceeding $50,000 per annum in the aggregate).

                  (b) Except as disclosed on Schedule 3.24(b), there have been no purchases within the three years ending on December 31, 1996 of any raw materials or inventory used in the Business from any Person which denominated its pricing for such raw materials or inventory in any currency other than the United States dollars (other than any purchases not exceeding $50,000 per annum in the aggregate).
                 3.25. REPRESENTATIONS. The representations and warranties of Seller contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, are true and correct with only such exceptions as would not in the aggregate reasonably be expected to have a Material Adverse Effect.


                                   ARTICLE 4

                    REPRESENTATIONS AND WARRANTIES OF BUYER

                 Buyer represents and warrants to Seller as of the date hereof and as of the Closing Date that:

                 4.01. ORGANIZATION AND EXISTENCE. Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware and has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.

                 4.02. CORPORATE AUTHORIZATION. The execution, delivery and performance by Buyer of this Agreement are within the corporate powers of Buyer and have been duly authorized by all necessary corporate action on the part of Buyer. This Agreement constitutes a valid and binding agreement of Buyer.

                 4.03. GOVERNMENTAL AUTHORIZATION. The execution, delivery and performance by Buyer of this Agreement require no material action by or in respect of, or material filing with, any governmental body, agency or official other than compliance with any applicable requirements of the HSR Act.

                 4.04. NON-CONTRAVENTION. The execution, delivery and performance by Buyer of this Agreement do not and will not (a) violate the certificate of incorporation or bylaws of Buyer or (b) assuming compliance with the matters referred to in Section 4.03, violate any applicable law, rule, regulation, judgment, injunction, order or decree.

                 4.05. FINDERS' FEES. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer who might be entitled to any fee or commission from Seller or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

                 4.06. LITIGATION. There is no claim, action, suit, investigation or proceeding pending against, or to the knowledge of Buyer threatened against or affecting, Buyer before any court or arbitrator or any governmental body, agency or official which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated hereby.


                                   ARTICLE 5

                              COVENANTS OF SELLER

                 Seller agrees that:

                 5.01. CONDUCT OF THE BUSINESS. From the date hereof until the Closing Date, Seller (i) will promptly notify the Buyer of any development or occurrence of which Seller has notice relating to the Business not in the ordinary course of business consistent with past practices or which contravenes or is reasonably likely to contravene the provisions of Section 3.07, (ii) will, at the request of Buyer, use its commercially reasonable best efforts to learn of any development or occurrence described in clause (i) above, as reasonably specified in such request, and (iii) will, at the request of Buyer, promptly enforce all of its rights against AFC under the Merger Agreement if AFC shall fail to perform, observe and comply with any of the covenants or agreements set forth in the Merger Agreement.

                 5.02. ACCESS TO INFORMATION; CONFIDENTIALITY. (a) From the date hereof until the Closing Date, Seller (i) will give, and will cause AFC to give, Buyer, its counsel, financial advisors, auditors and other authorized representatives full access to the offices, properties, books and records of Seller and AFC relating to the Business, (ii) will furnish, and will add a provision to the Merger Agreement that requires AFC to furnish, to Buyer, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Business as such Persons may reasonably request and will enforce such provision of the Merger Agreement at Buyer's request and (iii) will instruct the employees, counsel and financial advisors of Seller or AFC to cooperate with Buyer in its investigation of the Business; provided that no investigation by Buyer or other information received by Buyer shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Seller hereunder. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of AFC or Seller.

         (b) Seller will add a provision to the Merger Agreement that requires AFC to furnish to Buyer and its counsel copies of those agreements, contracts and commitments of AFC relating to the Business (and, if such agreements, contracts and commitments are not reduced to writing, reasonable written details of the same) which (i) have previously been withheld from Buyer or (ii) include obligations of confidentiality or impose restrictions on disclosure by AFC (clauses (i) and (ii), collectively, the "CONFIDENTIAL AGREEMENTS") no less than 5 Business Days prior to the Closing. The Confidential Agreements shall include, without limitation, agreements, contracts and commitments relating to research and/or development work and projects or contracts or agreements with or commitments to or understandings with suppliers or customers of the Business. Buyer shall, if requested, enter into confidentiality undertakings with regard to such Confidential Agreements on such terms as Buyer may agree, with the counterparties to such Confidential Agreements. Seller shall enforce such provision of the Merger Agreement at Buyer's request.

         (c) Seller shall add a provision to the Merger Agreement that requires AFC to disclose to Buyer, its counsel, auditors and other authorized representatives and/or to give Buyer, its counsel, auditors and other authorized representatives, access to, not less than 5 Business Days before the
Closing:

                 (i) The commercial terms upon which products, goods, materials and services are supplied by the Business to its customers including, but not limited to, the price at which such products, goods, materials and services are sold and details of any rebates, discounts, commissions and extended credit terms paid or given to customers;

                 (ii)     The commercial terms upon which products, goods,
                  materials and devices are supplied to the

                 Business by its suppliers including, but not limited to, the price at which such products, goods, materials and services are supplied to the Business and details of any rebates, discounts and commissions paid or given to the Business;

                 (iii) The financial budgets and forecasts and business plans of or relating to the Business including, but not limited to, full details of the 1997 forecast and budget and the 1997 to 1999 plan and any notes and commentaries forming part of or relating to such forecasts, budgets and plans;

                 (iv) The Jefferson Davis and White Pine facilities and the Pine Glen warehouse and the Business research and development facilities;

                 (v) Written details of any significant business or commercial arrangement, commitments or understandings (whether or not reduced to writing and whether or not legally binding) related to the Business; and

                 (vi) Such access to the employees and advisors of AFC as may be necessary or useful in connection with any of the foregoing.

            Seller shall enforce such provision of the Merger Agreement at Buyer's request.

                 5.03. NOTICES OF CERTAIN EVENTS. Seller shall promptly notify Buyer of each of the following of which it has knowledge (and, at Buyer's request, Seller shall use its commercially reasonable best efforts to acquire such knowledge, as reasonably specified in such request):

                 (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

                 (b) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement;

                 (c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge threatened against, relating to or involving or otherwise affecting Seller, AFC or the Business that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.11 or that relate to the consummation of the transactions contemplated by this Agreement; and

                 (d) the damage or destruction by fire or other casualty of any Purchased Asset or part thereof or in the event that any Purchased Asset or part thereof becomes the subject of any proceeding or, to the knowledge of Seller, threatened proceeding for the taking thereof or any part thereof or of any right relating thereto by condemnation, eminent domain or other similar governmental action.

                 5.04. NONCOMPETITION. (a) Seller agrees that for a period of five full years from the Closing Date, neither it nor any of its Affiliates shall:

                 (i) engage, either directly or indirectly, as a principal or for its own account or solely or jointly with others, or as stockholders in any corporation or joint stock association, in any business that competes with the Business as it exists on the Closing Date within the United States of America, Canada, Germany, Ireland, France, United Kingdom, Peru, Mexico, Brazil, Venezuela, Colombia, Australia, Israel, South Korea, India, Thailand, Singapore, Malaysia, Taiwan, Indonesia and Japan; provided that nothing herein shall prohibit the acquisition by Seller or any of its Affiliates of a diversified company having not more than 5% of its sales (based on its latest published annual audited financial statements) attributable to any business that competes with the Business; or

                 (ii) employ or solicit, or receive or accept the performance of services by, any Transferred Employee.

                  (b) If any provision contained in this Section shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section, but this Section shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.
It is the intention of the parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by applicable law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable law, a court of competent jurisdiction shall construe and interpret or reform this

Section to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable law. Seller acknowledges that Buyer would be irreparably harmed by any breach of this Section and that there would be no adequate remedy at law or in damages to compensate Buyer for any such breach. Seller agrees that Buyer shall be entitled to injunctive relief requiring specific performance by Seller of this Section, and Seller consents to the entry thereof.

                 5.05. AMENDMENT OF MERGER AGREEMENT. Seller shall not amend, modify, terminate or waive any of the terms, representations, warranties, covenants or conditions of the Merger Agreement without the prior written consent of the Buyer.

                 5.06. SUPPLEMENTAL DISCLOSURE. Seller shall furnish to Buyer, immediately upon receipt or becoming aware of, any information that would have been required to be included in the Schedules to this Agreement if available on the date hereof. No disclosure pursuant to the immediately preceding sentence shall amend, supplement or modify the Schedules to this Agreement or otherwise limit or affect any right of Buyer to decline to consummate the Closing.

                 5.07. CERTAIN PERMITS. Prior to the Closing Date, Seller shall have obtained, in a form reasonably satisfactory to Buyer, consent to the transfer of any Permit listed or described on Schedule 3.13 or issuance of a comparable new permit to Buyer, such transferred or new Permit to have terms and conditions that are at least as favorable in the aggregate to the Business as the terms and conditions of such Permit as in effect on the date hereof.

                 5.08. INSURANCE. Seller will cooperate with Buyer with respect to making claims under any insurance policies written by insurance companies, to the extent such policies were owned by AFC or any of its Subsidiaries prior to the Closing Date. Such cooperation shall include, without limitation, (i) making all reasonable claims and demands against such insurance companies with respect to any matters that might be covered by such insurance policies and pursuing such claims and demands in a commercially reasonable manner; (ii) providing Buyer with all information reasonably requested by Buyer with respect to such insurance policies for a period of not less than ten years prior to the Closing Date, such information to include, without limitation, the insurance company providing the policy, the number of the policy, the dates of the effectiveness of the policy and, to the extent available, the insurance policy; and (iii) requesting such insurance companies to name Buyer (or its appropriate Affiliates) as additional insureds on such policies as Buyer's (or its Affiliates') interests may appear, and cooperating in a commercially reasonable manner in obtaining such additional insured coverage.

                 5.09. INTRACOMPANY INDEBTEDNESS. At least five Business Days prior to the Closing Date, Seller shall prepare and deliver to Buyer a statement setting out in reasonable detail the calculation of all intracompany balances between Seller, AFC and their respective Affiliates, on the one hand, and the Business, on the other hand, based upon the latest available financial information as of such date, and, to the extent requested by Buyer, provide Buyer with supporting documentation to verify the underlying intracompany charges and transactions. All such intracompany account balances which constitute liabilities of the Business shall be canceled prior to the Closing Date.

                 5.10. TRADEMARKS; TRADENAMES. (a) Except as specifically set forth herein, after the Closing, Seller and its Affiliates shall not use any trademark or tradename listed on Schedule 3.18, any other name or mark that may reasonably be confused therewith or any logo, format or style that includes any such mark or name.

                 (b) After the Closing, Seller and its Affiliates as of the date hereof (but only in the case of the Affiliates while the Affiliates remain Affiliates of Seller) shall have the right to sell existing inventory and to use existing packaging, labeling, containers, supplies, brochures and technical data sheets bearing or including the tradename "Filtrona", and to use the tradename "Filtrona" or any tradename including the name "Filtrona" on buildings, cars, trucks and other fixed assets, until the earlier of (i) six months after the Closing Date and (ii) the date existing stocks are exhausted. Except as specifically provided herein, neither Seller nor any of its Affiliates shall have the right to use the tradename "Filtrona" or any tradename including the word "Filtrona" in any advertising or public relations materials. Seller and its Affiliates shall comply with all applicable laws or regulations in any use of packaging or labeling containing the tradename "Filtrona" or any tradename including the word "Filtrona" and shall maintain the quality of goods and services provided under the tradename "Filtrona" or any tradename including the word "Filtrona".

                 (c) After the Closing, Southern Plastics Company, A&B Plastics Southwest Inc. and Tri-Lite Plastics Inc. shall have the right (i) to sell existing inventory and to use existing packaging, labeling, containers, supplies, brochures and technical data sheets bearing the trademark or tradename "Filtrona Lighting Group", and to use the trademark or tradename "Filtrona Lighting Group" on buildings, cars, trucks and other fixed assets, solely in connection with acrylic and styrene lighting fixture lenses for fluorescent and other lighting fixtures in the United States until the earlier of (x) six months after the Closing Date and (y) the date existing stock are exhausted, and (ii) to use the trademark or tradename "Filtrona Lighting Group" solely in connection with the sale of acrylic and styrene lighting fixture lenses for fluorescent and other lighting fixtures in the United States until six months after the Closing Date. Except as specifically provided herein, neither Seller nor any of its Affiliates shall have the right to use the trademark or tradename "Filtrona Lighting Group" in any advertising or public relations materials. Seller, Southern Plastics Company, A&B Plastics Southwest Inc. and Tri-Lite Plastics Inc. shall comply with all applicable laws or regulations in any use of packaging or labeling containing the trademark or tradename "Filtrona Lighting Group" and shall maintain the quality of goods and services provided under the trademark or tradename "Filtrona Lighting Group". In the event that any of the Affiliates of Seller specified in this Section 5.10(c) shall cease to be an Affiliate of Seller, the rights granted by Buyer to such Affiliate in respect of the tradename "Filtrona Lighting Group" pursuant to this Section 5.10(c) shall terminate immediately.

                 (d) Seller shall not be obligated to change the tradename "Filtrona" or any tradename including the word "Filtrona" or the trademark or tradename "Filtrona Lighting" on goods in the hands of dealers, distributors and customers at the time of the expiration of a time period set forth in this
Section 5.10(b) or 5.10(c) above, respectively.

                 (e) The prohibitions set forth in this Section 5.10 may be amended or extended only pursuant to the prior written consent of Buyer.

                 5.11. OFCCP. Without the prior written consent of Buyer, Seller shall not permit AFC (i) to settle any claims arising out of or in connection with the matters described in the Notice of Violation issued to American Filtrona Company, a division of AFC, by the Office of Federal Contract Compliance Programs or (ii) to admit any liability in connection therewith.

                 5.12. POST-CLOSING PAYMENTS. Seller agrees that it shall (i) promptly deliver to Buyer all checks in respect of the Business that are received by Seller after the Closing Date in respect of the Business, with such endorsements as may be reasonably required by Buyer to allow Buyer to present such checks and (ii) promptly upon receipt of any other payment in respect of the Business that is received by Seller after the Closing Date, deliver the funds so received to the bank account designated by Buyer.


                                   ARTICLE 6

                               COVENANTS OF BUYER

                 Buyer agrees that:

                 6.01. ACCESS. On and after the Closing Date, Buyer will afford promptly to Seller and its agents reasonable access to its properties, books, records, employees and auditors to the extent necessary to permit Seller to determine any matter relating to its rights and obligations hereunder or to any period ending on or before the Closing Date; provided that any such access by Seller shall not unreasonably interfere with the conduct of the business of Buyer. Seller will hold, and will use its best efforts to cause its officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all confidential documents and information concerning Buyer or the Business provided to it pursuant to this Section.

                 6.02. USE OF NAME. Buyer agrees that it is likely that the customers of Filtrona Lighting Group will be confused if Buyer uses that name in a business competing with certain of Seller's businesses as described below and that therefore for a period of two full years from the Closing Date, neither Buyer nor any of its Affiliates shall:

                  (i) use the name "Filtrona Lighting Group" in the United States in connection with the manufacture, sale or distribution of acrylic and styrene lighting fixture lenses for fluorescent and other lighting fixtures; or

                 (ii) employ or solicit, or receive or accept the performance of services by, any salaried employee of Seller who is not a Seller Employee unless such employee responds to general solicitation for employment by Buyer or any of its Affiliates.

                                   ARTICLE 7

                           COVENANTS OF BOTH PARTIES

                 Buyer and Seller agree that:

                 7.01. BEST EFFORTS; FURTHER ASSURANCES. (a) Subject to the terms and conditions of this Agreement, Buyer and Seller will each use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable laws and regulations to consummate the transactions contemplated by this Agreement. Seller and Buyer each agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement and to vest in Buyer good and marketable title to the Purchased Assets.

                 (b) Subject to the provisions of Section 11.03, Seller hereby constitutes and appoints, effective as of the Closing Date, Buyer and its successors and assigns as the true and lawful attorney of Seller with full power of substitution in the name of Buyer or in the name of Seller, but for the benefit of Buyer (i) to collect for the account of Buyer any items of Purchased Assets and (ii) to institute and prosecute all proceedings which Buyer may in its sole discretion deem proper in order to assert or enforce any right, title or interest in, to or under the Purchased Assets, and to defend or compromise any and all claims, actions, suits or proceedings in respect of the Purchased Assets. Buyer shall be entitled to retain for its own account any amounts collected pursuant to the foregoing powers, including any amounts payable as interest in respect thereof.

                 7.02. CERTAIN FILINGS. Seller and Buyer shall cooperate with one another (a) in determining whether any action by or in respect of, or filing with, any governmental body, agency, official or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (b) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers. Buyer and Seller shall promptly, but in no event later than 30 days after the date of this Agreement, make the respective filings and submissions required under the provisions of the HSR Act relating to the Merger and to this Agreement, and thereafter shall comply fully and promptly with any request for additional information ("second request"), voluntary request to submit information or civil investigative demand that might be issued to or served on such party in connection with any investigation under the HSR Act. Buyer and Seller shall further take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable laws or regulations to obtain any required approval, action, or inaction of any governmental body, entity or agency with jurisdiction, so that both the Merger and this Agreement may be permitted to close in accordance with their respective terms, provided that neither Buyer nor Seller shall be required pursuant to the foregoing to agree to any commitment or obligation that would (1) impose material limitations on the ability of Buyer to effectively control, operate, or enjoy full rights of ownership with respect to (i) the business, assets or operations of the Business or (ii) any other material business, assets or operations of Buyer or its Affiliates, (2) require the divestiture of any other material business or assets by Buyer or its Affiliates or (3) require the prior approval by either the Federal Trade Commission or the Antitrust Division of the Department of Justice of future acquisitions by Buyer or its Affiliates.

                 7.03. PUBLIC ANNOUNCEMENTS. The parties agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except as may be required by applicable law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

                 7.04. WARN ACT. The parties agree to cooperate in good faith to determine whether any notification may be required under the Worker Adjustment and Retraining Notification Act (the "WARN ACT") as a result of the transactions contemplated by this Agreement. Buyer will be responsible for providing any notification that may be required under the WARN Act with respect to any Seller Employee.

                 7.05. NOTICE OF CERTAIN EVENTS. Buyer or Seller shall promptly notify the other party of (i) any breach of any representation or warranty made by it or made or deemed made by Buyer or Seller, as the case may be, that is contained herein or (ii) any breach of any representation,



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

warranty, covenant or agreement made or deemed made by AFC or Seller, as the case may be, that is contained in the Merger Agreement.

                 7.06.    ACCESS.  (a)     Each party agrees that it will
cooperate with and make available to the other party, during normal business hours, all books of account and other financial records (including, without limitation, accountant's work papers) pertaining to the Business ("BOOKS AND RECORDS"), information and employees (without substantial disruption of employment) retained and remaining in existence after the Closing Date which are necessary or useful in connection with any inquiry relating to Taxes or any audit, investigation or dispute, any litigation or investigation or any other matter requiring any such Books and Records, information or employees for any reasonable business purpose. The party requesting any such Books and Records, information or employees shall bear all of the out-of-pocket costs and expenses (including, without limitation, attorneys' fees, but excluding reimbursement for general overhead, salaries and employee benefits) reasonably incurred in connection with providing such Books and Records, information or employees. The Seller may require certain financial information relating to the Business for periods prior to the Closing Date for the purpose of filing federal, state, local and foreign Tax Returns and other governmental reports, and the Buyer agrees to furnish such information to the Seller at the Seller's request and expense.

                 (b) Each party agrees that it will cooperate with and afford promptly to the Accounting Referee reasonable access to its properties, Books and Records, employees and auditors to the extent necessary to permit the Accounting Referee to resolve any dispute arising between Buyer and Seller in connection with the calculation of any Purchase Price adjustment pursuant to
Section 2.08 and Schedule 2.08; provided that any such access by the Accounting Referee shall not unreasonably interfere with the conduct of the business of Buyer or Seller.


                                   ARTICLE 8

                                  TAX MATTERS

                 8.01. TAX MATTERS. Seller hereby represents and warrants to Buyer that:

                 (a) Seller has timely paid all Taxes, and all interest and penalties due thereon and payable by it or AFC for the Pre-Closing Tax Period which will have been required to be paid on or prior to the Closing Date, the non-payment of which would result in a Lien on any Purchased Asset, would otherwise adversely affect the Business or would result in Buyer becoming liable or responsible therefor.

                 (b) Seller has established, in accordance with generally accepted accounting principles applied on a basis consistent with that of preceding periods, adequate reserves for the payment of, and will timely pay all Tax liabilities, assessments, interest and penalties which arise from or with respect to the Purchased Assets or the operation of the Business and are incurred in or attributable to the Pre-Closing Tax Period, the non-payment of which would result in a Lien on any Purchased Asset, would otherwise adversely affect the Business or would result in Buyer becoming liable therefor.

                 8.02. TAX COOPERATION; ALLOCATION OF TAXES. (a) All excise, sales, use, value added, registration stamp, recording, documentary, conveyancing, franchise, property, transfer, gains and similar Taxes, levies, charges and fees (collectively, "TRANSFER TAXES") incurred in connection with the transactions contemplated by this Agreement shall be borne by Seller. Buyer and Seller shall cooperate in providing each other with any appropriate resale exemption certifications and other similar documentation. The party that is required by applicable law to make the filings, reports, or returns with respect to any applicable Transfer Taxes shall do so, and the other party shall cooperate with respect thereto as necessary.

                 (b) All real property taxes, personal property taxes and similar ad valorem obligations levied with respect to the Purchased Assets for a taxable period which includes (but does not end on) the Closing Date shall be apportioned between Seller and Buyer based on the number of days of such taxable period included in the Pre-Closing Tax Period and the number of days of such taxable period after the Closing Date (with respect to any such taxable period, the "POST-CLOSING TAX PERIOD"). Seller shall be liable for the proportionate amount of such taxes that is attributable to the Pre-Closing Tax Period, and Buyer shall be liable for the proportionate amount of such taxes that is attributable to the Post-Closing Tax Period. Upon receipt of any bill for real or personal property taxes relating to the Purchased Assets, each of Seller and Buyer shall present a statement to the other setting forth the amount of reimbursement to which each is entitled under this Section 8.02 together with such supporting evidence as is reasonably necessary to calculate the proration amount. The proration amount shall be paid by the party owing it to the other within 10 days after delivery of such statement. In the event that either Seller or Buyer shall make any payment for which it is entitled to reimbursement under this Section 8.02, the other party shall make such reimbursement promptly but in no event later than 10 days after the presentation of a statement setting forth the amount of reimbursement to which the presenting party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement.

                 (c) Buyer and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Business and the Purchased Assets (including, without limitation, access to personnel and books and records) as is reasonably necessary for the filing of all Tax returns, the making of any election relating to Taxes, the preparation for any audit by any taxing authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Buyer and Seller shall retain all books and records with respect to Taxes pertaining to the Purchased Assets for a period of at least six years following the Closing Date. At the end of such period, each party shall provide the other with at least ten days prior written notice before destroying any such books and records, during which period the party receiving such notice can elect to take possession, at its own expense, of such books and records. Seller and Buyer shall cooperate with each other in the conduct of any audit or other proceeding relating to Taxes involving the Purchased Assets or the Business.


                                   ARTICLE 9

                               EMPLOYEE BENEFITS

                 9.01. EMPLOYEES AND OFFERS OF EMPLOYMENT. (a) On the Closing Date, Buyer shall offer employment to all Seller Employees who are active employees; provided, that Buyer may terminate at any time after the Closing Date the employment of any Seller Employee who accepts such offer. For purposes of this Article 9, the term "ACTIVE EMPLOYEE" shall mean any Person who, on the Closing Date, is actively employed by Seller or who is on short-term disability leave, authorized leave or absence, including leave under the Family and Medical Leave Act, military service or lay-off with recall rights as of the Closing Date (such inactive employees shall be offered employment by Buyer as of the date they return to active employment), but shall exclude any other inactive or former employee including any Person who as of the Closing

Date is on unauthorized leave of absence or who has terminated his or her employment, retired or died on or before the Closing Date. Except as provided in this Article 9, any such offers shall be at such salary or wage and benefit levels and on such other terms and conditions as are substantially comparable in the aggregate to those offered to each such Transferred Employee by the Seller prior to the Closing Date. The employees who accept and commence employment with Buyer are hereinafter collectively referred to as the "TRANSFERRED EMPLOYEES". Seller will not take and will cause each of its subsidiaries not to take, any action which would impede, hinder, interfere or otherwise compete with Buyer's effort to hire any Transferred Employees.

                 9.02. SEVERANCE OBLIGATIONS AND COBRA COSTS. Buyer shall be responsible for all severance payments and stay bonus payments ("SEVERANCE PAYMENTS") pursuant to the stay and severance plans and arrangements set forth on Schedule 9.02 hereto, to Seller Employees who are or become entitled to benefits thereunder. Buyer shall also reimburse Seller for the net out-of-pocket cost of providing COBRA coverage to any Seller Employee who does not become a Transferred Employee; provided that any such Seller Employee pays the maximum "applicable premium" (within the meaning of Section 4980B(f)(4) of the Code) in respect of such COBRA coverage.

                 9.03. COLLECTIVE BARGAINING AGREEMENT. Buyer will assume all obligations with respect to the collective bargaining agreements between AFC on the one hand and the (i) Bakery, Confectionary and Tobacco Workers International Union, AFL-CIO-CLC, Local Union No. 321-T, and (ii) International Association of Machinists and Aerospace Workers, AFL-CIO, Local Lodge No. 10, on the other.

                 9.04.    SELLER'S EMPLOYEE BENEFITS PLANS.

                 (a) Seller shall continue to operate in accordance with past practices, including past accounting practices, all of the Employee Plans and Benefit Arrangements until the Closing Date. Except as otherwise provided in this Article 9, Buyer shall assume all obligations and liabilities existing on or after the Closing Date under the Employee Plans and Benefit Arrangements and all other employment related obligations and liabilities in respect of each Seller Employee, including any beneficiary or dependent thereof, and all obligations and liabilities under Seller's retiree medical plan or arrangement for both former hourly and salaried employees who were employed in the Business. Seller shall pay to Buyer on the Closing Date an amount equal to the amount accrued on the books of account of

Seller and/or the Business, as the case may be, as of such date as a liability for a profit-sharing contribution to Seller's 401(k) Plan with respect to Transferred Employees, and Buyer agrees to contribute such amount as a profit-sharing contribution for Transferred Employees to the profit-sharing plan with salary reduction arrangement adopted or designated by Buyer for such employees pursuant to Section 9.09 hereof. Except as expressly set forth in this Article 9, no assets of any Employee Plan or Benefit Arrangement shall be transferred to Buyer or to any plan of Buyer. Accrued benefits or account balances of Transferred Employees under the Employee Plans and Benefit Arrangements shall be fully vested as of the Closing Date.

                 (b) Seller shall amend the Employee Stock Ownership Plan of American Filtrona Corporation ("SELLER ESOP") to provide that each Seller Employee participating therein shall be 100% vested in their accrued benefit thereunder and to provide for the distribution or rollover of such benefits following the Closing. Buyer shall have no obligation to provide to Transferred Employees benefits similar to those provided under the ESOP.
Seller shall pay to Buyer on or promptly after the Closing Date an amount equal to the amount accrued on the accounting records of Seller and/or the Business, as the case may be, as of such date as a liability for a contribution to Seller's ESOP with respect to Transferred Employees, and Buyer agrees to contribute such amount as a profit-sharing contribution for Transferred Employees to the profit-sharing plan with salary reduction arrangement adopted or designated by Buyer for such employees pursuant to Section 9.09 hereof.

                 (c) Seller shall pay Buyer on the Closing Date $22,000 as the estimated present value of the contingent projected benefit of Randall Hagan under Seller's Supplemental Benefit Plan as of the Closing Date and shall have no further liability for such benefit for Mr. Hagan under such Plan.
Buyer shall assume all such liabilities under such Supplemental Benefit Plan for Mr. Hagan.

                 (d) Buyer shall not assume any liability under stock option, stock purchase or any other incentive or bonus plans sponsored or maintained by Seller.

                 9.05. BUYER BENEFIT PLANS. Except as expressly set forth herein, Buyer or one of its Affiliates will recognize all service of the Transferred Employees with Seller or any of its Affiliates, only for purposes of eligibility to participate in those employee benefit plans (within the meaning of Section 3(3) of ERISA) in which the

Transferred Employees are enrolled by Buyer or one of its Affiliates immediately after the Closing Date.

                 9.06. HOURLY PENSION PLAN. (a) Subject to sub-section (b) below, Buyer shall adopt and assume all assets and liabilities for and under the American Filtrona Corporation Pension Plan for Hourly Employees (the "SELLER HOURLY PLAN") as of the Closing Date.

                 (b) Seller shall pay to Buyer on or promptly after the Closing Date an amount equal to the amount accrued on the books of account of Seller and/or the Business, as the case may be, as of such date as a pension cost computed in accordance with past practice with respect to Seller's Hourly Plan for the 1997 plan year, and Buyer agrees to contribute such amount to Seller's Hourly Plan for the 1997 plan year. Buyer and Seller shall cooperate with each other at all times to ensure the ongoing operation and administration of the Seller Hourly Plan.

                 9.07. SALARIED PENSION PLAN. (a) Seller shall retain the responsibility for pensions under the American Filtrona Corporation Retirement Plan (the "SELLER RETIREMENT PLAN") for former employees of the Seller who have retired or terminated employment prior to the Closing Date except for persons listed on Schedule 9.07(b). Prior to the Closing Date, but contingent on the Closing, Seller shall fully vest all Seller Employees in their accrued benefits under the Seller Retirement Plan effective as of the Closing Date.

                 (b) (i) Within 90 days following the Closing Date, Buyer shall adopt or designate a defined benefit plan that covers the persons listed on Schedule 9.07(b) who are participants in the Seller Retirement Plan ("SALARIED EMPLOYEES") and meets the requirements of Section 401(a) of the Code (the "RETIREMENT PLAN"). Buyer agrees that all service credited under the Seller Retirement Plan as of such adoption or designation with respect to Salaried Employees shall be credited under the Retirement Plan for all plan purposes, including eligibility, vesting and benefit accrual.

                 (ii) Within 90 days after the adoption or designation of the Retirement Plan by Buyer, Seller shall cause an amount in cash determined as of the Closing Date pursuant to subparagraph (iii) below (the "RP AMOUNT"), adjusted as set forth in subparagraph (iv) below, to be transferred from the trust maintained under the Seller Retirement Plan to the trust maintained under the Retirement Plan. Such transfer of assets shall be made only after

                          (1) Seller has supplied to Buyer (A) either (i) a copy of an IRS determination letter finding the Seller Retirement Plan to be a qualified plan meeting the requirements of Section 401(a) of the Code or (ii) an opinion of counsel or a written representation from Seller (with appropriate indemnities), in either case, to the effect that the Seller Retirement Plan has been established in accordance with the Code and ERISA, and an agreement that Seller will request a determination letter from the IRS and make any and all changes to the Seller Retirement Plan necessary to receive a favorable determination letter and (B) information enabling the enrolled actuary for the Retirement Plan to issue the certification required by Section 414(l) of the Code (Form 5310-A); and

                          (2) Buyer has supplied to Seller (A) either (i) a copy of an IRS determination letter finding the Retirement Plan to be a qualified plan meeting the requirements of Section 401(a) of the Code or (ii) an opinion of counsel or a written representation from Buyer (with appropriate indemnities), in either case, to the effect that the Retirement Plan has been established in accordance with the Code and ERISA, and an agreement that Buyer will request a determination letter from the IRS and make any and all changes to the Retirement Plan necessary to receive a favorable determination letter and (B) information enabling the enrolled actuary for the Seller Retirement Plan to issue the certification required by Section 414(l) of the Code (Form 5310-A).

Buyer and Seller shall cooperate with each other during the period beginning on the date hereof and ending on the date the assets are transferred to the trust maintained under the Retirement Plan (the "PENSION PLAN TRANSITION PERIOD") to ensure the ongoing operation and administration of the Seller Retirement Plan and the Retirement Plan with respect to the Salaried Employees.

                 (iii) Buyer and Seller agree that the RP Amount, as calculated pursuant to Section 414(1) of the Code and regulations thereunder and based on the actuarial assumptions used by the Pension Benefit Guaranty Corporation as if the Seller Retirement Plan had terminated on the Closing Date, is $2,195,810.

                 (iv) The RP Amount shall be adjusted (A) to reflect payments made to Salaried Employees from the Seller Retirement Plan during the period beginning on January 1, 1997 and ending on the date the assets are transferred, and

(B) as may be required by the PBGC and the IRS to maintain the status of the Retirement Plan or the Seller Retirement Plan as an employee pension plan meeting the requirements of Section 401(a) of the Code. In addition to the RP Amount, Seller shall cause to be transferred from the Seller Retirement Plan to the Retirement Plan interest on the RP Amount at a rate equal to 7.5% calculated from and including the Closing Date but excluding the actual date of transfer. Within 60 days after the Closing Date or as soon as practicable thereafter, Seller and Buyer shall make any required governmental filings necessary to effect the asset transfer described herein, including the filing of IRS Form 5310-A.

                 (c) Seller shall pay to Buyer on the Closing Date an amount equal to the amount accrued on the books of account of Seller and/or the Business, as the case may be, as of such date as a pension cost with respect to Seller's Retirement Plan for the 1997 plan year attributable to Seller Employees computed in accordance with past practice, and Buyer agrees to contribute such amount to one of its corresponding plans or a new plan covering the Salaried Employees for the 1997 plan year.

                 9.08. HOURLY 401(K) PLAN. (a) Effective as of the Closing Date, Buyer shall adopt and assume all assets and liabilities for and under the American Filtrona Corporation 401(k) Plan for Hourly Employees ("HOURLY 401(K) PLAN"). Seller and Buyer shall execute all documents and make any required governmental filings required to effect the assumption of the Hourly 401(k) Plan as described herein.

                 (b) Seller shall pay to Buyer on or promptly after the Closing Date an amount equal to the amount (if any) accrued on the books of account of Seller and/or the Business, as the case may be, as of such date as the liability of the Hourly 401(k) Plan.

                 9.09. SALARIED 401(K) PLAN. (a) (i) As soon as practicable after and effective as of the Closing Date, Buyer shall adopt or designate a profit-sharing plan with a salary reduction arrangement that covers the Transferred Employees participating in the American Filtrona Corporation 401(k) Savings & Profit-Sharing Plan ("SELLER 401(K) PLAN") and meets the requirements of Sections 401(a) and 401(k) of the Code ("BUYER 401(K) PLAN"). Buyer agrees that all service credited under the Salaried 401(k) Plan as of the Closing Date with respect to such Transferred Employees shall be credited under the Buyer 401(k) Plan for all plan purposes, including eligibility and vesting.

                 (ii) Within 30 days after the adoption or designation of the Buyer 401(k) Plan by Buyer, Seller shall cause an amount, in cash equivalent to the account balances of all Transferred Employees under the Seller 401(k) Plan as of the date of the transfer, to be transferred from the trust maintained under the Seller 401(k) Plan to the trust maintained under the Buyer 401(k) Plan. Such transfer of assets shall be made only after

                 (1) Seller has supplied to Buyer either (A) a copy of an IRS determination letter finding the Seller 401(k) Plan to be a qualified plan meeting the requirements of Sections 401(a) and 401(k) of the Code or (B) an opinion of counsel or written representation from Seller (with appropriate indemnities), in either case, to the effect that the Seller 401(k) Plan has been established in accordance with the Code and ERISA, and an agreement that Seller will request a determination letter from the IRS and make any and all changes to the Seller 401(k) Plan necessary to receive a favorable determination letter; and

                 (2) Buyer has supplied to Seller either (A) a copy of an IRS determination letter finding the Buyer 401(k) Plan to be a qualified plan meeting the requirements of Sections 401(a) and 401(k) of the Code or (B) an opinion of counsel or written representation from Buyer (with appropriate indemnities), in either case, to the effect that the Buyer 401(k) Plan has been established in accordance with the Code and ERISA, and an agreement that Buyer will request a determination letter from the IRS and make any and all changes to the Buyer 401(k) Plan necessary to receive a favorable determination letter.

                 Any Seller Employee who does not become a Transferred Employee shall continue as a participant in Seller 401(k) Plan, and Buyer shall have no responsibility or liability for such individual benefits under such Plan. Seller and Buyer shall cooperate with each other during the period beginning on the date hereof and ending on the date the assets are transferred to the trust maintained under the Buyer 401(k) Plan to ensure the ongoing operation and administration of the Buyer 401(k) Plan and the Seller 401(k) Plan with respect to such Transferred Employees.

                 (b) Seller shall pay to Buyer on or promptly after the Closing Date an amount equal to the amount (if any) accrued on the books of account of Seller and/or the

Business, as the case may be, as of such date as a liability for the Transferred Employees to the Seller 401(k) Plan for matching contributions and CODA contributions.


                 9.10. CERTAIN SALARIED EMPLOYEE BENEFIT SERVICES. During the period beginning on the Closing Date and ending 90 days thereafter (the "BENEFIT TRANSITION PERIOD"), Seller shall permit Salaried Transferred Employees to continue to participate in the Seller Retirement Plan, the Seller 401(k) Plan and the "WELFARE PLANS" (within the meaning of Section 3(1) of ERISA) in which such Transferred Employees participated immediately prior to the Closing Date. Buyer shall promptly reimburse Seller for all contributions and premiums paid by Seller and reasonable out of pocket expenses incurred by Seller, in each case in respect of participation during the Benefit Transition Period of such Transferred Employees in the Welfare Plans.

                 9.11. SHARING OF BENEFITS-RELATED INFORMATION. Buyer and Seller will cooperate in providing at their own expense employee-related and plan-related data to facilitate accomplishment of the provisions of this
Article 9.

                 9.12. NO THIRD PARTY BENEFICIARIES. No provision of this Article shall create any third party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of Seller or of any of its subsidiaries in respect of continued employment (or resumed employment) with either Buyer or the Purchased Assets or any of their Affiliates and no provision of this Article 9 shall create any such rights in any such Person in respect of any benefits that may be provided, directly or indirectly, under any Employee Plan or Benefit Arrangement or any plan or arrangement which may be established by Buyer or any of its Affiliates. No provision of this Agreement shall constitute a limitation on rights to amend, modify or terminate after the Closing Date any such plans or arrangements of Buyer or any of its Affiliates.


                                   ARTICLE 10

                             CONDITIONS TO CLOSING

                10.01. CONDITIONS TO THE OBLIGATIONS OF EACH PARTY. The obligations of Buyer and Seller to consummate the Closing are subject to the satisfaction of the following conditions:

               (a) Any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated.

               (b) No provision of any applicable law or regulation and no judgment, injunction, order or decree shall (i) prohibit the consummation of the Closing or (ii) restrain, prohibit or otherwise interfere in any material respect with the effective operation or enjoyment by Buyer of all or any material portion of the Purchased Assets.

               (c) No proceeding challenging this Agreement or the transactions contemplated hereby or seeking to prohibit, alter, prevent or materially delay the Closing shall have been instituted by any Person before any court, arbitrator or governmental body, agency or official and be pending.

               (d) All actions by or in respect of or filings with any governmental body, agency, official or authority required to permit the consummation of the Closing shall have been taken, made or obtained.

               (e) Buyer and Seller as the owner of the Reserved Property (defined in Schedule 3.08(a)) shall have entered into an easement agreement relating to the Easement Property (defined in Schedule 3.08(a)) in form and substance reasonably satisfactory to Buyer and Seller, including provisions for the apportionment of maintenance costs and real estate taxes with respect to the Easement Property.

               (f) The consummation of the transactions contemplated by the Merger Agreement in accordance with the terms thereof.

             10.02. CONDITIONS TO OBLIGATION OF BUYER. The obligation of Buyer to consummate the Closing is subject to the satisfaction of the following further conditions:

               (a)(i) Seller and AFC shall have performed in all material respects or shall perform in all material respects at a closing held simultaneously with the Closing, all of their respective obligations hereunder and under the Merger Agreement required to be performed by each of them on or prior to the Closing Date, (ii) the representations and warranties of Seller contained in this Agreement, the representations and warranties of AFC contained in the Merger Agreement, and in any certificate or other writing delivered by Seller or AFC pursuant hereto or the Merger

Agreement, disregarding all qualifications and exceptions relating to materiality or Material Adverse Effect, shall be materially correct at and as of the Closing Date, as if made at and as of such date, and (iii) Buyer shall have received a certificate signed by the President of Seller to the foregoing effect.

             (b) Buyer shall have received an opinion of Sutherland, Asbill & Brennan, L.L.P., counsel to Seller, dated the Closing Date to the effect specified in Sections 3.01 through 3.04, 3.09(b) and 3.11. In rendering such opinion, such counsel may rely upon certificates of public officers, as to matters governed by the laws of jurisdictions other than Georgia or the federal laws of the United States of America, upon opinions of counsel reasonably satisfactory to Buyer, copies of which shall be contemporaneously delivered to Buyer, and as to matters of fact, upon certificates of officers of Seller.

             (c) Mr. John Morgan shall have executed and delivered a Consulting and Non-Competition Agreement substantially in the form of Exhibit B hereto.

             (d) Buyer and Seller shall have executed and delivered such agreements with respect to the Business or the employees of the Business as Buyer may reasonably request.

             (e) Seller shall have received all Required Consents and all consents, authorizations or approvals from the governmental agencies referred to in Section 3.03, in each case in form and substance reasonably satisfactory to Buyer, and no such consent, authorization or approval shall have been revoked.

             (f) (i) Buyer shall have obtained at its sole cost an ALTA extended coverage form of owner's or leasehold owner's title insurance and flood insurance policies at the current levels of such flood insurance policies, or binders to issue the same, dated the Closing Date and in amounts satisfactory to Buyer insuring or committing to insure, at ordinary premium rates without any requirement for additional premiums, good and marketable title to the Real Property being transferred pursuant to the terms of this Agreement free and clear of any Liens, except for Permitted Liens and containing such endorsements and affirmative coverages required by Buyer and available in the jurisdiction where the Real Property is located and otherwise in form and substance reasonably satisfactory to Buyer and (ii) any easements necessary for the use by Buyer of the transferred Real Property shall have been obtained by Buyer.

             (h) Buyer shall have received evidence reasonably satisfactory to Buyer that none of the customers of the Business (including, without limitation, the customers listed on Schedule 10.02) which, within any of the last three years, have placed orders for or purchased products of the Business with an average annual value in excess of (i) $1,000,000 for the Tobacco Filters division of the Business or Writing Instrument Components division of the Business and (ii) $250,000 for the Healthcare Device Component and Other Bonded Products division of the Business will terminate or materially and adversely modify its contractual or business relationship with the Business as a result of the transactions contemplated hereunder, except to the extent disclosed in item 1 of Schedule 3.07(b).

             (i) Since the Balance Sheet Date, there has been no Material Adverse Change.

             (j) No facts, events or circumstances have come to the attention of Buyer as a result of information disclosed pursuant to Section 5.02(b)-(c) which facts, events or circumstances, as determined by Buyer in its reasonable judgment, materially affect the Business, it being understood and agreed that any information disclosing that (i) the Confidential Agreements are not arm's-length contracts with terms consistent with industry practices; (ii) the Confidential Agreements do not reflect terms, including without limitation, pricing, volumes, duration, commitments to expend funds, discounts, rebates, commissions and other material terms consistent with those previously represented by AFC to Buyer, (iii) the agreements, arrangements and understandings so disclosed do not contain all of the Confidential Agreements previously represented to exist by AFC to Buyer, (iv) the agreements, arrangements and understandings so disclosed do not reflect the terms and conditions of the Confidential Agreements as such terms and conditions were previously represented by AFC to Buyer; (v) the information so disclosed indicates that a material reduction in either the sales volume or the profits in the aggregate of the Business can be reasonably expected by Buyer or (vi) the information so disclosed reflects that the status of the properties, plant, equipment or machinery is (x) not consistent with the customary requirements of the customers of the Business in respect of the products produced by such properties, plant, equipment or machinery or (y) as previously represented by AFC to Buyer, shall, in each case, be deemed to materially affect the Business.

             (k) Buyer shall have received all documents it may reasonably request relating to the existence of Seller and the authority of Seller for this Agreement, all in form and substance reasonably satisfactory to Buyer.

             10.03. CONDITIONS TO OBLIGATION OF SELLER. The obligation of Seller to consummate the Closing is subject to the satisfaction of the following further conditions:

             (a)(i) Buyer shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date, (ii) the representations and warranties of Buyer contained in this Agreement and in any certificate or other writing delivered by Buyer pursuant hereto shall be true in all material respects at and as of the Closing Date, as if made at and as of such date and (iii) Seller shall have received a certificate signed by any Vice-President of Buyer to the foregoing effect.

             (b) Seller shall have received an opinion of Davis Polk & Wardwell, counsel to Buyer, dated the Closing Date to the effect specified in Sections 4.01 through 4.04. In rendering such opinion, such counsel may rely upon certificates of public officers, as to matters governed by the laws of jurisdictions other than the State of New York, General Corporation Law of the State of Delaware or the federal laws of the United States of America, upon opinions of counsel reasonably satisfactory to Seller, copies of which shall be contemporaneously delivered to Seller, and as to matters of fact, upon certificates of officers of Buyer.

             (c) Buyer shall have received all consents, authorizations or approvals from governmental agencies referred to in Section 4.03, in each case in form and substance reasonably satisfactory to Seller, and no such consent, authorization or approval shall have been revoked.

             (d) Seller shall have received all documents it may reasonably request relating to the existence of Buyer and the authority of Buyer for this Agreement, all in form and substance reasonably satisfactory to Seller.


                                   ARTICLE 11

                           SURVIVAL; INDEMNIFICATION

             11.01. SURVIVAL. The representations and warranties of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall not survive the Closing; provided that the representations and warranties contained in Article 8 shall survive until expiration of the applicable statutory period of limitations (giving effect to any waiver, mitigation or extension thereof), if later. The indemnification provisions contained in Section 11.02 shall survive the Closing indefinitely. Notwithstanding the foregoing, any representation or warranty in respect of which indemnity may be sought under this Agreement and any claim of indemnification of Buyer shall survive the time at which it would otherwise terminate pursuant to the preceding sentence, if notice of the claim (providing reasonable details of such claim) giving rise to such right to indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.

             11.02. INDEMNIFICATION. Seller hereby indemnifies Buyer and its Affiliates against and agrees to hold each of them harmless from any and all damage, loss, liability and expense (including, without limitation, reasonable expenses of investigation and reasonable attorneys' fees and expenses in connection with any claim, action, suit or proceeding) (collectively, "LOSS") incurred or suffered by Buyer or any of its Affiliates arising out of:

             (i) any breach of representation, warranty, covenant or agreement contained in Article 8 hereof made or to be performed by Seller pursuant to this Agreement;

             (ii) any Excluded Liability described in Sections 2.04(a), (d) and (f); or

             (iii) any claim, action, suit or proceeding brought by any party (other than Seller) arising out of or related to the covenant of Buyer set forth in Section 6.02.

             11.03.  PROCEDURES.  (a)  The party seeking indemnification under
Section 11.02 (the "INDEMNIFIED PARTY") agrees to give prompt notice to the party against whom indemnity is sought (the "INDEMNIFYING PARTY") of the assertion of any claim, or the commencement of any suit, action or proceeding in respect of which indemnity may be sought under such Section. The Indemnifying Party may, and at the request of the Indemnified Party shall, assume and control the defense of any such suit, action or proceeding at its own expense. In case of such assumption by the Indemnifying Party, the Indemnified Party may participate in such suit, action or proceeding, provided that it does so solely at its own expense.

             (b) If the Indemnifying Party wishes to assume the defense of such claim, action, suit or proceeding, then the Indemnifying Party shall give written notice to the Indemnified Party within 30 days after notice from the Indemnified Party of such claim, action, suit or proceeding (unless the claim, action, suit or proceeding reasonably requires a response in less than 30 days after the notice is given to the Indemnifying Party, in which event it shall notify the Indemnified Party at least 10 days prior to such reasonably required response date) and the Indemnifying Party shall thereafter assume and control the defense of any such claim, action, suit or proceeding. The Indemnified Party shall cooperate with the Indemnifying Party in any claim, action, suit or proceeding covered by the indemnification hereunder. The Indemnifying Party shall not settle, or enter into any agreement to settle, any such claim, action, suit or proceeding, unless (i) the Indemnifying Party shall have first given the Indemnified Party not less than ten days' written notice and (ii) such agreement contains a complete release of all claims against the Indemnified Party and is otherwise not adverse to the interests of the Indemnified Party.

             (c) If the Indemnifying Party fails to assume the defense of any such claim, action, suit or proceeding in accordance with the procedure referred to in Section 11.03(b), or if after assuming the same the Indemnifying Party fails to defend such claim, action, suit or proceeding, the Indemnified Party may defend and control the defense of such claim, action, suit or proceeding at the Indemnifying Party's expense. The Indemnifying Party shall not be liable under Section 11.02 for any settlement effected without its consent of any claim, litigation or proceeding in respect of which indemnity may be sought hereunder; provided that if the Indemnifying Party does not assume and continue the defense of any claim, litigation or proceeding as aforesaid, the Indemnified Party shall have the right to settle such claim, action, suit or proceeding on such terms as it may reasonably deem appropriate and the Indemnifying Party shall be fully liable under Section 11.02 for such settlement.

             (d) Subject to the Indemnified Party complying with the procedures set forth in Sections 11.03(a), 11.03(b) and 11.03(c), if a judgment is rendered against the Indemnified Party in any action covered by the indemnification hereunder, or any lien in respect of such judgment attaches to any of the assets of the Indemnified

Party, the Indemnifying Party shall as soon as reasonably practicable upon notification of such entry or attachment pay such judgment in full or discharge such lien unless, at the expense and direction of the Indemnifying Party, an appeal is taken under which the execution of the judgment or satisfaction of the lien is stayed. If and when a final judgment is rendered against the Indemnified Party in any such action, the Indemnifying Party shall pay such judgment or discharge such lien as soon as practicable.

             11.04. EXCLUSIVE REMEDIES. If the Closing occurs, then the remedies provided in this Article 11 constitute the sole and exclusive remedies for recoveries against another party for breaches of the representations and warranties in this Agreement and for the matters specifically listed in this
Article 11 as being indemnified against, but neither the foregoing nor anything else in this Agreement shall limit the right of a party to enforce the performance of this Agreement or of any contract, document or other instrument executed and delivered pursuant to this Agreement by any remedy available to it in equity.


                                   ARTICLE 12

                                  TERMINATION

             12.01. GROUNDS FOR TERMINATION. This Agreement may be terminated at any time prior to the Closing:

             (a) by either Seller or Buyer if the Closing shall not have been consummated on or before June 30, 1997;

             (b) by either Seller or Buyer if there shall be any law or regulation that makes the consummation of the transactions contemplated hereby illegal or otherwise prohibited or if consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any court or governmental body having competent jurisdiction; or

             (c) by either Buyer or Seller upon the termination of the Merger Agreement pursuant to any provision of Article 7 thereof.

             The party desiring to terminate this Agreement shall give notice of such termination to the other party.

             12.02. EFFECT OF TERMINATION. If this Agreement is terminated as permitted by Section 12.01, such termination shall be without liability of either party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) under this Agreement or any writing delivered pursuant hereto to the other party to this Agreement; provided that if such termination shall result from the willful failure of either party to fulfill a condition to the performance of the obligations of the other party, willful failure of Seller to fulfill a condition to the performance of obligations of AFC under the Merger Agreement, failure to perform a covenant or agreement contained herein, intentional breach by either party to this Agreement of any representation or warranty contained herein, failure by Seller to perform a covenant or agreement contained in the Merger Agreement or intentional breach by Seller of any representation or warranty contained in the Merger Agreement, such party shall be fully liable for any and all Losses incurred or suffered by the other party as a result of such failure or breach. The provisions of Sections 5.02 and 6.01 shall survive any termination hereof pursuant to Section 12.01.


                                   ARTICLE 13

                                 MISCELLANEOUS

             13.01. NOTICES. All notices, requests and other communications to either party hereunder shall be in writing (including facsimile transmission) and shall be given,


             if to Buyer, to:

                 FIL Acquisition Corp.
                 c/o Bunzl plc
                 110 Park Street
                 London W1Y 3RB
                 Telecopy:  011-44-171-495-2527
                 Attention: Company Secretary

                 with a copy to:

                 Davis Polk & Wardwell
                 450 Lexington Avenue
                 New York, New York  10017
                 Telecopy:  (212) 450-4800
                 Attention: John J. McCarthy, Jr.

             if to Seller, to:

                 WB Acquisition Corp.
                 999 Peachtree Street, N.E.
                 Suite 2300
                 Atlanta, Georgia 30309
                 Telecopy:  (404) 853-8806
                 Attention: Bennett L. Kight, President

                 with a copy to:

                 Sutherland, Asbill & Brennan, L.L.P.
                 999 Peachtree Street, N.E.
                 Suite 2300
                 Atlanta, Georgia 30309
                 Telecopy:  (404) 853-8806
                 Attention: George L. Cohen

All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

             13.02. AMENDMENTS AND WAIVERS. (a) Any provision of this Agreement may be amended or waived prior to the Closing Date if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.

             (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

             13.03. SUCCESSORS AND ASSIGNS. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto except that Buyer may transfer or assign, in whole or from time to time in part, to one or more of its



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Affiliates, the right to purchase all or a portion of the Purchased Assets or any of its other rights hereunder, but no such transfer or assignment will relieve Buyer of its obligations hereunder.

             13.04. GOVERNING LAW; ARBITRATION; CONSENT TO JURISDICTION. (a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of law rules of such state.

             (b) Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association
(AAA), and judgment upon the award rendered by the Arbitration Tribunal may be entered in any court having jurisdiction, pursuant to clause (h) below.

             (c)     Any arbitration shall be conducted in New York, New York.

             (d) Any arbitrator shall be selected from the AAA National panel of Arbitrators for Large Complex Cases, and shall be experienced in the arbitration of commercial cases involving businesses comparable to the businesses in which the parties are engaged at the time of the arbitration.

             (e) The Arbitration Tribunal shall permit and facilitate such discovery as it shall determine is appropriate in the circumstances, taking into account the needs of the parties and the desirability of making discovery expeditious and cost-effective.

             (f) Any award shall be in writing and shall state the reasoning on which the award rests, unless the parties agree otherwise. When there are three arbitrators, the award shall be made and signed by at least a majority of the arbitrators; and if the award decides a number of issues, the part of the award relating to each issue shall be made and signed by at least a majority of the arbitrators.

             (g) Any arbitration may include, by consolidation or joinder, any third party which has signed an arbitration agreement with either party, where the presence of such third party is necessary for complete relief to be accorded in arbitration; provided that such arbitration shall continue to be conducted pursuant to rules set forth in clauses (b) - (f) above. Any arbitration which includes a third party shall be administered by the AAA in such a manner that all parties are treated equally in such matters



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as the selection or arbitrators and other procedural aspects of the arbitration.

             (h) No provision of this Section 13.04 shall limit the right of any party to this Agreement to obtain provisional or ancillary remedies from a court of competent jurisdiction before the pendency of any arbitration or other proceeding. The exercise of such remedy does not waive the right of any party to resort to arbitration.

             (i) Each party hereby submits to the non-exclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York State court sitting in New York City for purposes of all legal proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. Each party irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any proceeding brought in such a court has been brought in an inconvenient forum. Each party agrees that a final judgment in any such proceeding shall be conclusive and binding upon it and may be enforced in any court of the jurisdiction to which it is subject by a suit upon such judgment or in any manner provided by law.

             13.05. COUNTERPARTS; EFFECTIVENESS. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto.

             13.06. THIRD PARTY BENEFICIARIES. No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by either party hereto. Neither this Agreement nor any provision hereof is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

             13.07. BULK SALES LAWS. Buyer and Seller each hereby waive compliance by Seller with the provisions of the "BULK SALES", "BULK TRANSFER" or similar laws of any state. Seller agrees to indemnify and hold Buyer harmless against any and all claims, losses, damages, liabilities, costs and expenses incurred by Buyer or any of its Affiliates as a result of any failure to comply with any such "bulk sales", "bulk transfer" or similar laws.



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             13.08.  CAPTIONS; SCHEDULES.  (a)  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

             (b) Any matter that Seller discloses in any section or subsection of the schedules to this Agreement shall be deemed to have been disclosed by Seller only for purposes of the corresponding section or subsection of this Agreement unless this Agreement or such schedule expressly states otherwise.















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             IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.



                                      FIL ACQUISITION CORP.


                                      By   /s/ A.T. Habgood
                                        ---------------------------------------
                                        Name:  A.T. Habgood
                                        Title: Authorized Representative



                                      WB ACQUISITION CORP.


                                      By   /s/ Bennett L. Kight
                                        ---------------------------------------
                                        Name:  Bennett L. Kight
                                        Title: President










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